Exhibit 2.2

SECURITIES PURCHASE AGREEMENT

among

Zix CORPoration,

and

AR TOPCO, LLC

AppRiver Marlin Blocker Corp.

APPRIVER HOLDINGS, LLC

APPRIVER MARLIN TOPCO, L.P.

AppRIVER MANAGEMENT HOLDING, LLC

MARLIN EQUITY IV, L.P.

Marlin ToPCO GP, llc, as the sellers’ REPRESENTATIVE

Dated as of January 14, 2019

Exhibits

Exhibit A	Debt Commitment Letter
Exhibit B	Distribution Waterfall Schedule
Exhibit C	Sample Working Capital Statement
Exhibit D	FIRPTA Certificate

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT, dated as of January 14, 2019 (this “Agreement”), is entered into by and among Zix Corporation, a Texas corporation (the “Buyer”), AR Topco, LLC, a Delaware limited liability company (the “Company”), AppRiver Marlin Blocker Corp., a Delaware corporation (“Blocker”), AppRiver Holdings, LLC, a Florida limited liability company (the “Rollover Seller”), AppRiver Marlin Topco, L.P., a Delaware limited partnership (the “Marlin Seller”), Marlin Equity IV, L.P., a Delaware limited partnership, (the “Blocker Seller”), AppRiver Management Holding, LLC, a Delaware limited liability company (the “MIU Seller” and, together with the Rollover Seller, the Marlin Seller, and the Blocker Seller, the “Sellers” and each a “Seller”), and Marlin Topco GP, LLC, solely in its capacity as the representative of the Sellers appointed pursuant to Section 5.19 (the “Sellers’ Representative”).

RECITALS

A.WHEREAS, on the date hereof and prior to the consummation of the transactions described in the Recitals below, the Rollover Seller, the Marlin Seller and the MIU Seller collectively hold 100% of the issued and outstanding equity interests of the Company;

B.WHEREAS, immediately prior to the Closing, Blocker Seller will hold 100% of the issued and outstanding shares (the “Blocker Shares”) of capital stock of Blocker;

C.WHEREAS, immediately prior to the Closing, AppRiver Marlin Splitter Partnership, L.P., a Delaware limited partnership (“Splitter”), shall distribute an amount equal to Blocker’s ratable interest in the Marlin Seller to Blocker in complete redemption of Blocker’s interest in Splitter;

D.WHEREAS, immediately following the transaction described in Recital C, Marlin Seller shall distribute an amount equal to the Blocker’s ratable interest in the Company to Blocker in complete redemption of Blocker’s interest in Marlin Seller;

E.WHEREAS, immediately prior to the Closing and immediately following the transactions described in Recitals C and D above, Blocker, the Rollover Seller, the Marlin Seller and the MIU Seller will collectively hold 100% of the issued and outstanding Units of the Company (the “Pre-Closing Reorganization”);

F.WHEREAS, subject to the terms and conditions of this Agreement, Buyer desires to purchase from the Blocker Seller and the Blocker Seller desires to sell to the Buyer, the Blocker Shares;

G.WHEREAS, subject to the terms and conditions of this Agreement, Buyer desires to purchase from the Rollover Seller and the Rollover Seller desires to sell to the Buyer the Units held by the Rollover Seller;

H.WHEREAS, subject to the terms and conditions of this Agreement, the Buyer desires to purchase from the Marlin Seller and the Marlin Seller desires to sell to the Buyer the Units held by the Marlin Seller;

I.WHEREAS, subject to the terms and conditions of this Agreement, the Buyer desires to purchase from the MIU Seller and the MIU Seller desires to sell to the Buyer the Units held by the MIU Seller;

J.WHEREAS, immediately following the consummation of the transactions contemplated by this Agreement, (i) the Buyer shall hold 100% of the Blocker Shares and (ii) the Buyer shall, directly and indirectly (through Blocker), hold 100% of the issued and outstanding Units of the Company;

K.WHEREAS, concurrently with the execution and delivery of this Agreement, the Buyer is entering into that certain Investment Agreement, dated as of the date hereof, with the Investors (as defined below) party thereto (the “Equity Purchase Agreement”), pursuant to which the Investors have committed to purchase equity securities of the Buyer in order for the Buyer to fund its obligations hereunder, subject to the terms and conditions set forth therein;

L.WHEREAS, concurrently with the execution and delivery of this Agreement, the Buyer has received the Debt Commitment Letter from the Financing Sources party thereto pursuant to which the Financing Sources have agreed, subject to the terms and conditions thereof, to extend credit to the Buyer in order for the Buyer to fund its obligations hereunder; and

M.WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated herein and to prescribe certain conditions to the transactions as set forth in, and subject to the provisions of, this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, which shall include ARM Research Labs, LLC as an Affiliate of each entity in the Company Group.

“Ancillary Agreements” means the Employment Agreements and all other agreements, documents, certificates, schedules and instruments required to be delivered by any party pursuant to this Agreement.

“AppRiver” means AppRiver, LLC, a Florida limited liability company.

“ARI” means AR Intermediate, LLC, a Delaware limited liability company.

“Business” means the providing of Microsoft Corporation or its Affiliates solutions, email solutions, email security solutions, and web security solutions.  For the avoidance of doubt, (i) Microsoft Corporation or its Affiliates solutions shall include but not be limited to Office 365 (including non-email SKUs such as Azure, Dynamics, and Skype), Microsoft 365, and any future offering of Microsoft Corporation or its Affiliates; (ii) email solutions shall include but not be limited to email archiving and compliance, email migration services, email continuity services, hosted exchange, Google email and any other third party email solution; (iii) email security solutions shall include but not be limited to spam and virus protection, email encryption, and email threat intelligence; and (iv) web security solutions shall include but not be limited to web malware, adware, and virus protection.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Cash” means, as at a specified date, the aggregate amount of all cash and cash equivalents of the Company and its Subsidiaries on a consolidated balance sheet of the Company and its Subsidiaries as of such date (including marketable securities, short term investments, liquid instruments, petty cash, deposits in transit to the extent there has been a reduction of receivables on account therefor, the amount of any received and uncleared checks, wires or drafts and any amounts released or to be released to a member of the Company Group from the Sales Tax Escrow Fund), net of the amount of any issued but uncleared checks, wires or drafts.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act.

“Company Group” means the Company and its Subsidiaries.

“Company Licensed Intellectual Property” means all Intellectual Property that the Company or its Subsidiaries are licensed or otherwise permitted by other Persons to use, except for Standard Software.

“Company LLC Agreement” means the amended and restated limited liability company agreement of the Company, as amended and as currently in effect.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means all registered Marks, issued Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries.

“Competition Law” means any Law that prohibits, restricts or regulates actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Contract” means any agreement, contract, terms of or conditions to use, obligation, promise, undertaking, lease, note, bond, mortgage, indenture, license, or purchase order (in each case, whether written or oral) that is or is purported to be legally binding, including any and all amendments and other modifications thereto.

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Data Protection Laws” means all applicable Laws relating to the collection, processing, security, protection, privacy, storage, use, disclosure, retention or transfer of Personal Data, including the Health Insurance Portability and Accountability Act, and the General Data Protection Regulation.

“Data Room” means the Merrill DataSite One virtual data site maintained on behalf of the Company at https://datasiteone.merrillcorp.com containing documents relating to the Company and its Subsidiaries.

“Debt Commitment Letter” means that certain commitment letter attached hereto as Exhibit A among the Financing Sources party thereto and the Buyer (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in accordance with the terms hereof), including all exhibits, schedules and annexes, together with the accompanying Redacted Fee Letter.

“Debt Payoff Letter” means each payoff letter duly executed by a holder of Payoff Indebtedness and delivered to the Buyer at least two Business Days prior to the Closing, each in form and substance reasonably acceptable to the Buyer, in which the payee agrees that upon payment in full in cash of the amount specified in such payoff letter: (i) all outstanding obligations of the Company and its Subsidiaries arising under or related to the applicable Payoff Indebtedness shall be repaid, discharged and extinguished in full; (ii) all Encumbrances in connection therewith shall be deemed released, (iii) Buyer and its representatives and/or designees are authorized to prepare, file and record any and all releases of Encumbrances in connection therewith, and (iv) the payee shall return to the Company and its Subsidiaries all instruments evidencing the applicable Payoff Indebtedness (including all notes) and all collateral securing the applicable Payoff Indebtedness (in each case, to the extent payee has such instruments or collateral in its possession).

“Deferred Taxable Income Amount” means the amount of deferred revenue (and other deferred amounts) of the Company and its Subsidiaries existing as of the Closing which, in the absence of the transactions described in this Agreement or any other acceleration event, would be includible in taxable income of the Company after the Closing Date for U.S. federal income tax purposes as result of elections that have been made to defer the recognition of taxable income from such amounts into taxable periods or portions thereof beginning after the Closing Date.

“Distribution Waterfall” is defined in, and shall be calculated in accordance with, the “Distribution Waterfall Schedule” attached hereto as Exhibit B (which may be updated as permitted by Section 2.2(b)(i) by the Company prior to the Closing).

“Domains” means all registrations for Internet domain names and the corresponding Internet uniform resource locator addresses.

“Encumbrance” means any charge, claim, limitation, condition, mortgage, lien, option, pledge, security interest, easement, encroachment or restriction of any kind, including any restriction on transfer or assignment, or restriction relating to use, quiet enjoyment, voting, receipt of income or exercise of any other attribute of ownership.

“Enterprise Value” means $275,000,000.

“Environmental Laws” means any Laws of any Governmental Authority relating to (i) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances, or (iii) pollution or protection of the environment, health, safety or natural resources.

“Environmental Permits” means all Permits required under any Environmental Law.

“Equity Interests” means, collectively, the Units and the Blocker Shares.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company or any of their respective Subsidiaries and that, together with the Company or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Estimated Purchase Price” means (i) the Enterprise Value, plus (ii) the Estimated Cash, minus (iii) the Estimated Indebtedness, plus or minus, as applicable, (iv) the Estimated Working Capital Adjustment, if any, minus (v) the Estimated Transaction Expenses.

“Estimated Working Capital Adjustment” means (i) a negative amount calculated as the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital, or (ii) a positive amount calculated as the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital.

“Financing Sources” means the Persons that have committed to provide Debt Financing in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter.

“Flow-Through Income Tax Returns” means Tax Returns reporting income of the Company or any of its Subsidiaries that is allocable to and reportable as income of a Seller under applicable Tax Law, which for the avoidance of doubt, includes IRS Form 1065, U.S. Return of Partnership Income, and any comparable state and local income Tax Returns of the Company or any of its Subsidiaries.

“GAAP” means United States generally accepted accounting principles and practices as in effect on the date hereof.

“Governmental Authority” means any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury).

“Hazardous Substances” means (i) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, CERCLA, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, (iv) lead, polychlorinated biphenyls, asbestos and radon, and (v) any other pollutant or contaminant.

“Immediate Family” means, with respect to any specified Person, such Person’s spouse, parents, children, grandparents, grandchildren and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that shares such Person’s home.

“Inbound License Agreements” means all Contracts (other than Contracts relating to Standard Software) granting to the Company or any of its Subsidiaries any license or any other right under or with respect to any Intellectual Property owned by a third party.

“Indebtedness” means, with respect to any Person at any date without duplication (but before taking into account the consummation of the transactions contemplated hereby) the following: (i) all obligations of such Person for borrowed money (excluding any inter-company obligations for borrowed money, any trade payables, accounts payable and any other current liabilities incurred in the ordinary course of business consistent with past practice), (ii) all obligations in respect of letters of credit, to the extent drawn, (iii) all obligations under capitalized leases with respect to which any member of the Company Group is liable, determined on a consolidated basis in accordance with GAAP; (iv) any amounts for any earn-out or similar liabilities associated with the past acquisition described in Schedule 1.1(a) of the Disclosure Schedules (for the avoidance of doubt, “Indebtedness” shall not include any earn-out or similar liability associated with the past acquisition described in Schedule 1.1(b) of the Disclosure Schedules); (v) the Unpaid Pre-Closing Income Taxes, (vi) any accrued interest and fees related to any of the foregoing; (vii) unpaid bonuses and unpaid amounts payable for profit sharing, as of the Closing, if any, for the 2018 calendar year, which are currently estimated to be $940,000 in the aggregate; (viii) an amount equal to (x) the amount that the Blocker’s allocable share of the Deferred Tax Income Amount exceeds the Blocker’s net operating losses as of the Closing Date, which is currently estimated to be $2,200,000, multiplied by (y) 23%; (ix) fees and expenses that are accrued or otherwise payable or reimbursable by Blocker or the Company Group to the Sellers’ Representative or its Affiliates for management fees or expenses or similar fees and expenses payable to Marlin Management Company, LLC or any of its Affiliates, regardless of whether reflected on the financial statements of the Company Group; and (x) all obligations of the type referred to in clauses (i) through (ix) of other Persons for the payment of which any member of the Company Group is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations.

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks, service marks, trade dress and other indicia of origin, all registrations and applications for all of the foregoing, including all extensions, modifications and renewals thereof and all goodwill associated with all of the foregoing (collectively, “Marks”); (ii) all United States and foreign patents and utility models, including utility patents, design patents, plant patents and plant variety protection certificates, and all registrations and applications therefor and all reissues, divisionals, re-examinations, corrections, renewals, extensions, provisionals, continuations and continuations in-part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures (collectively, “Patents”); (iii) works of authorship (including software), copyrights therein and thereto, and all registrations and applications for all of the foregoing, including all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (iv) all trade secrets and other rights in know-how that are confidential and proprietary information (including ideas, research and development, inventions, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, discoveries, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans, proposals and methods) throughout the world (collectively, “Trade Secrets”); and (v) moral rights, publicity rights, data base rights and any other proprietary or intellectual property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased or licensed to the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect, result or state of facts that, considered together with all other events, changes, circumstances, occurrences, effects, results or state of facts (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of any Person and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of such Person (or, in the case of the Company Group, the Seller) to consummate, or prevents or materially delays, any of the transactions contemplated by this Agreement or the Ancillary Agreements or would reasonably be expected to do so, other than any event, change, circumstance, occurrence, effect, result or state of facts resulting from (A) general changes or developments in any of the industries in which such Person or any of its Subsidiaries operates, (B) changes in global, national, or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets, (C) any failure by such Person or its Subsidiaries to meet it internal financial projections, estimates or budgets, (D) any “act of God,” including weather, natural disasters and earthquakes, (E) any action taken by such Person or its Affiliates or any omission by such Person or its Affiliates of any action, in each case, in compliance with this Agreement or otherwise taken (or not taken) with the consent of or at the request of the other party (Buyer or Sellers, as applicable), (F) any material adverse effect resulting from any fact, event, change or effect that is disclosed on the Disclosure Schedules, or (G)

changes resulting from the announcement or pendency of this Agreement or the transactions contemplated hereunder, (H) any failure by any member of the Company Group to meet its internal financial projections, estimates or budgets, (I) changes in GAAP, (J) changes in law, rules, regulations, orders or other binding directives issued by any governmental entity which do not have a disproportionate impact on the Company Group when compared to other similarly situated businesses, (J) any action taken by any member of the Company Group or any omission to act by any member of the Company Group, in each case, that is in compliance with the terms of this Agreement or was otherwise taken (or not taken) with the consent of or at the request of Purchaser or any of its Affiliates, or (K) any material adverse effect directly or indirectly resulting from or relating to any fact, event, change or effect that is disclosed on the Schedules; provided, that, in the case of the foregoing clauses (A) and (J), the impact thereof is not disproportionately adverse to such Person and its Subsidiaries, taken as a whole, as compared to the adverse impact on the competitors of such Person and its Subsidiaries.

“Net Working Capital” means, as at a specified date and without duplication, an amount (which may be positive or negative) calculated using the methodology set forth on the Sample Working Capital Statement.

“Open Source Materials” means any software that is licensed, distributed or conveyed under a Contract that requires as a condition of its use, modification or distribution that such software, or other software into which such software is incorporated or with which such software is distributed or that is derived from such software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract, including software licensed under the Common Development and Distribution License (CDDL), GNU’s General Public License (GPL), GNU’s Lesser General Public License (LGPL), GNU’s Affero General Public License (AGPL), Mozilla Public License, Common Public License (CPL), Sun Public License (SPL) and any license listed at www.opensource.org.

“Organizational Documents” of an entity means such entity’s (i) certificate of incorporation, certificate of formation, articles of organization or certificate of limited partnership, and (ii) bylaws, operating agreement or limited partnership agreement, or, in each case, any equivalent organizational documents.

“Outbound License Agreements” means all Contracts under which the Company or any of its Subsidiaries grants to a third party a license or any other rights under or with respect to any Intellectual Property.

“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Data” means (i) any information, that, alone or in combination with other information, allows the identification of a living individual, (ii) “Personal Data” as that term is defined in Article 4 of the General Data Protection Regulation and any national implementing Laws or other Data Protection Laws, in each case following the implementation date, (iii) all rules and regulations issued under any of the foregoing and (iv) “personally identifiable information” or a substantially similar term under any privacy or data security Law in any jurisdiction applicable to the processing of that Personal Data (including IP address, name, address, telephone number, email address, social security number, bank account number, driver’s license number, credit card number, credit history and criminal history).

“Pre-Closing Taxes” means any and all Taxes of the Company, Blocker or any Subsidiary of the Company for any Pre-Closing Tax Period and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Privacy and Information Security Requirements” means (a) Data Protection Laws and (b) all Contracts related to the Company products and services to which Company or its Subsidiaries is a party or is otherwise bound that relate to the collection, processing, security, protection, privacy, storage, use, disclosure, retention or transfer of Personal Data.

“Purchase Price” means the Estimated Purchase Price as adjusted in accordance with Section 2.4.

“Redacted Fee Letter” means that certain fee letter associated with the Debt Commitment Letter, which letter redacts certain provisions related to fees, the economic terms of the market flex provisions and customary threshold amounts.

“Related Party,” with respect to any specified Person, means (i) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate, (ii) any Person who serves as a director, executive officer, partner, member or in a similar capacity of such specified Person, (iii) any Immediate Family member of a Person described in clause (ii), or (iv) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than five percent of the outstanding equity or ownership interests of such specified Person.

“Release” has the meaning set forth in Section 101(22) of CERCLA (42 U.S.C. § 9601(22)), but not subject to the exceptions in Subsections (A) and (D) of 42 U.S.C. § 9601(22).

“Remediation” means (i) any remedial action, remedy, response or removal action as those terms are defined in 42 U.S.C. § 9601, (ii) any corrective action as that term has been construed pursuant to 42 U.S.C. § 6924, and (iii) any measures or actions required or undertaken to investigate, assess, evaluate, monitor, or otherwise delineate the presence or Release of any Hazardous Substance in or into the environment or to prevent, clean up or minimize a Release or threatened release of Hazardous Substances.

“Representatives” means, with respect to any Person, the officers, directors, managers, principals, employees, agents, auditors, advisors, lawyers, bankers and other representatives of such Person.

“Reseller Agreement” means the reseller agreement more specifically described in Schedule 3.3(a)(iii)(2) of the Disclosure Schedules.

“Reseller Partner” means the corporation whose name is listed as a counterparty to the Reseller Agreement.

“Sales Tax Escrow Fund” has the meaning set forth in Membership Interest Purchase Agreement, dated as of September 14, 2017 by and among AR Midco, LLC, AppRiver Holdings, LLC, AppRiver, LLC and the other parties thereto.

“Sample Working Capital Statement” means the sample calculation of the Closing Net Working Capital attached as Exhibit C hereto.

“Standard Software” means commercially available non-customizable software which (1) any of the Company and/or its Subsidiaries licenses from a third party solely in executable or object code form pursuant to a non-exclusive internal use software license on standard terms for less than $10,000; and (2) is not incorporated into or used in the development, manufacturing, compilation, reproduction or distribution of any of the Company’s or its Subsidiaries’ products.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one or more intermediaries, which shall include ARM Research Labs, LLC as a Subsidiary of the Company.

“Target Net Working Capital” means negative $18,503,000.

“Tax Return” means any return, declaration, report, claim for refund, election, certificate, statement, information statement and other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Governmental Authority.

“Taxes” means all federal, state, local, foreign and other net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), abandoned property, escheat, or windfall profits tax, customs, duties or other taxes, fees, assessments or charges of any kind in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto (including any amounts resulting from the failure to file any Tax Return).

“Transaction Expenses” means all fees and expenses incurred and payable by the Sellers or the Company Group, and that remain unpaid as of the Closing, in connection with the process of selling the Equity Interests, the negotiation, preparation and execution of this Agreement and the Ancillary Agreements and the performance or consummation of the transactions contemplated hereby or thereby, including (for the avoidance of doubt, to the extent such fees and expenses or other payments are unpaid as of the Closing) (A) 50% of the aggregate filing fees required with respect to the transactions contemplated by this Agreement under the HSR Act and any other antitrust law, (B) fees and expenses of obtaining any release or termination associated with payoff of the Company Group’s funded indebtedness, (C)  brokers’, finders’ and similar fees, (D) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and other experts (excluding up to an amount of $200,000 of Kirkland & Ellis documented fees associated with assisting the Buyer with negotiating and obtaining the Financing and the Indemnity Policy), (E) Data Room fees and expenses, and (F) payments payable by the Company or any Affiliate to any officer, director or employee of the Company or any Subsidiary as a result of the entry into this Agreement, the Closing or the consummation of the transactions contemplated by this Agreement pursuant to any bonus, retention, severance, change of control or other similar payment obligation, together with any employer payroll taxes payable by the Company Group associated with such payments.

“Transaction Expenses Payoff Instructions” means (i) documentation in form and substance reasonably satisfactory to the Buyer delivered to the Buyer at least two Business Days prior to the Closing Date setting forth an itemized list of all, and amounts of all, unpaid Transaction Expenses, including the identity of each payee, dollar amounts owed, wire transfer instructions and any other information necessary to effect the final payment in full thereof, and copies of final invoices from each such payee acknowledging the invoiced amounts as full and final payment for all services rendered to the Sellers or the Company Group, and (ii) a duly executed invoice from each payee referred to in the preceding clause (i) in form and substance reasonably satisfactory to the Buyer in which the payee agrees that upon payment of the amounts specified in the Transaction Expenses Payoff Instructions, all obligations of the Sellers or the Company Group, as applicable, to such payee to date shall be repaid, discharged and extinguished in full.

“Transaction Tax Deductions” means any deductions that would result from or be attributable to the Transactions (including the write-off of deferred financing fees, costs and expenses, the payment of any transaction related fees, costs or expenses and/or bonuses (or similar amounts), and the payment of Indebtedness or any Transaction Expenses,) and, for such purpose, the parties agree to apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of deductions attributable to the payment of any success based fees within the scope of such revenue procedure.

“U.S.” means the United States of America.

“Units” shall have the meaning ascribed thereto in the Company LLC Agreement.

“Unpaid Pre-Closing Income Taxes” means all accrued and unpaid U.S. federal income taxes of Blocker, the Company and each of its Subsidiaries attributable to the taxable year (or portion thereof) that ends on the Closing Date to the extent that such amounts are not included in the calculation of Net Working Capital; provided that for purposes of calculating any such liability for Unpaid Pre-Closing Income Taxes: (i) such liability shall be calculated in accordance with the past practice (including reporting positions, elections and accounting methods) of Blocker in preparing its Tax Returns, (ii) all deductions of Blocker, the Company and each of its Subsidiaries attributable to the transactions contemplated hereby (including, without limitation, any deductions attributable to the Transaction Expenses, amounts included in Indebtedness, or other compensatory payments) shall be taken into account to the extent "more likely than not" deductible (or at a higher level of confidence) in the Pre-Closing Tax Period and applying the seventy percent safe-harbor election under Revenue Procedure 2011-29 to any "success based fees," (iii) any financing or refinancing arrangements entered into at any time by or at the direction of Buyer or any of its Affiliates or any other transactions entered into by or at the direction of Buyer or any of its Affiliates in connection with the transactions contemplated hereby shall not be taken into account, (iv) any Taxes attributable to transactions outside the ordinary course of business on the Closing Date after the Closing shall be excluded, (v) any liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent income Taxes or the accrual with respect to uncertain Tax positions and any liabilities arising from any change in accounting methods following the Closing Date shall be excluded, (vi) all deferred tax liabilities established for GAAP purposes shall be excluded, (vii) any liability for income Taxes shall be determined without regard to any income attributable to deferred revenue (or other deferred amounts) accelerated into a Pre-Closing Tax Period on account of the transactions contemplated under this Agreement, and (viii) any overpayments of U.S. federal income Taxes with respect to the tax year ending on December 31, 2018, shall be taken into account as reductions of the liability for income Taxes for the tax period (or portion thereof) ending on the Closing Date to the extent that such amounts are not otherwise included in the computation of Net Working Capital.

“VDA Process” means the voluntary disclosure processes of the Company’s Subsidiaries with respect to (i) state and local sales and use Taxes initiated with the assistance of Avalara, Inc., including any collection processes and invoicing of customers related thereto and (ii) state income and franchise Taxes initiated with Grant Thornton LLP and completed by Baker Tilly LLP.

Section 1.2Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
2018 Balance Sheet	3.7(a)
280G Vote	5.15(a)
Agreement	Preamble
Alternative Financing	5.5(c)
Blocker	Recitals
Blocker Seller	Preamble
Blocker Shares	Recitals
Books and Records	5.14
Business Employees	3.12(g)
Buyer	Preamble
Buyer Arrangements	5.15(a)
Buyer Indemnified Parties	8.2
Buyer Prepared Tax Returns	6.2(b)
Claim	5.7
Claim Notice	8.4(a)
Claims	5.7
Closing	2.2(a)
Closing Date	2.2(a)
Closing Net Working Capital	2.4(a)
Code	3.11(d)
Company	Preamble
Confidential Information	5.8(b)
Confidentiality Agreement	5.8(a)
Copyrights	1.1
Consent	10.20
Data Protection Agreements	3.21(a)
Debt Financing	4.7(a)
Direct Claim	8.4(c)
Disclosure Schedules	Article III
Encumbrance Instrument	3.13(c)
Equity Financing	4.7(a)
Equity Interests Schedule	2.1
Equity Purchase Agreement	Recitals
ERISA	3.11(b)
Estimated Cash	2.3
Estimated Indebtedness	2.3
Estimated Net Working Capital	2.3
Estimated Transaction Expenses	2.3
Existing Policy	5.17(a)

Final Closing Statement	2.4(b)
Finance Related Parties	10.19
Financial Statements	3.7(a)
Financing	4.7(a)
HSR Act	3.3(b)
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Indemnity Policy	5.18
Independent Accounting Firm	2.4(c)
Initial Closing Statement	2.4(a)
Insurance Cap	5.17(a)
Interim Financial Statements	3.7(a)
Investors	4.7(a)
IRS	3.11(d)
Look-Back Date	3.9(a)
Material Contracts	3.18(a)
Marks	1.1
Marlin Seller	Preamble
MIU Seller	Preamble
Net Adjustment Amount	2.4(f)(i)
Notice of Disagreement	2.4(b)
Objection Notice	8.4(c)
Outside Date	9.1(c)
Patents	1.1
Payoff Indebtedness	2.2(b)(ii)
PCI DSS	3.21(c)
Permits	3.9(b)
Plans	3.11(b)
Pre-Closing Monthly Financial Statements	5.12(a)
Pre-Closing Reorganization	Recitals
Preliminary Closing Statement	2.3
Purchase Price Allocation	2.5
Qualified Plan	3.11(i)
Receivables	3.7(e)
Released Matters	5.7
Released Persons	5.7
Required Audited Financial Statements	5.12(b)
Required Bank Information	5.4
Restricted Parties	5.16(a)
Restricted Party	5.16(a)
Reviewable Buyer Tax Return	6.2(b)
Rollover Seller	Preamble
Seller	Preamble
Seller Parties	10.21
Seller Related Parties	10.19
Seller Releasing Party	5.7
Sellers	Preamble

Sellers’ Representative	Preamble
Sellers’ Representative Expense Fund	5.19
Splitter	Recitals
Straddle Period Flow-Through Income Tax Returns	6.3
Tail Policy	5.17(a)
Tax Claim	6.3
Termination Fee	9.3
Third-Party Claim	8.4(a)
Trade Secrets	1.1
Transfer Taxes	6.6

ARTICLE II
PURCHASE AND SALE

Section 2.1Purchase and Sale of the Equity Interests.  Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations, warranties, covenants and agreements contained herein, at the Closing, (i) the Rollover Seller shall sell to the Buyer, and the Buyer shall purchase from the Rollover Seller the number of Units of the Company set forth across from the Rollover Seller’s name on the Equity Interests Schedule set forth on Schedule 2.1 of the Disclosure Schedules (the “Equity Interests Schedule”), (ii) the Marlin Seller shall sell to the Buyer, and the Buyer shall purchase from the Marlin Seller the number of Units of the Company set forth across from the Marlin Seller’s name on the Equity Interests Schedule, (iii) the MIU Seller shall sell to the Buyer and the Buyer shall purchase from the MIU Seller, the number of Units of the Company set forth across from the MIU Seller’s name on the Equity Interests Schedule, and (iv) Blocker Seller shall sell to the Buyer and the Buyer shall purchase from the Blocker Seller the number of Blocker Shares set forth across from the Blocker Seller’s name on the Equity Interests Schedule; in each case, free and clear of all Encumbrances (other than any restrictions under the 1933 Act and state securities laws or Encumbrances created by or resulting from actions of the Buyer).

Section 2.2Closing.

(a)The sale and purchase of the Equity Interests shall take place at a closing (the “Closing”) to be held at the offices of Baker Botts L.L.P., 2001 Ross Ave, Suite 1000, Dallas, TX 75201, at 10:00 a.m., Central Standard Time on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or waiver of those conditions), or at such other place or at such other time or on such other date as the Sellers and the Buyer mutually may agree in writing; provided, that, notwithstanding anything to the contrary herein, the Closing shall not occur prior to twenty (20) consecutive Business Days following the date of this Agreement without the consent of Buyer (for the avoidance of doubt January 21, 2019 and February 18, 2019 shall not constitute “Business Days” for purposes of calculating the twenty (20) consecutive Business Day period) (the “Inside Date”). The day on which the Closing takes place is referred to as the “Closing Date.”

(b)At the Closing:

(i)The Buyer shall deliver, or cause to be delivered, on the Closing Date, an amount in cash equal to the Estimated Purchase Price to the Sellers’ Representative (for the benefit of the Sellers in accordance with the Distribution Waterfall).  The Distribution Waterfall may be updated by the Sellers or the Company prior to the Closing Date upon written notice to the Buyer at least two Business Days prior to the Closing Date, provided, however, that no such update may increase the portion of the Purchase Price payable to Blocker above 31.50% of the Purchase Price absent the prior written consent of the Buyer (in its sole discretion). The amount of such payment (less the aggregate portion of the Sellers’ Representative Expense Fund, which shall be held by the Sellers’ Representative in accordance with Section 5.19) attributable to the Sellers as set forth on the Distribution Waterfall shall be paid by the Sellers’ Representative to the Sellers in accordance with the Distribution Waterfall promptly following the Closing.

(ii)Upon receipt of evidence of release or payoff letter, as applicable, in a form reasonably satisfactory to the Buyer, for any Indebtedness and all corresponding UCC-3 Termination Statements and Encumbrance releases (including with respect to Intellectual Property) with respect to any Encumbrances securing such Indebtedness (provided, that each UCC-3 Termination Statement and Encumbrance releases shall be delivered to the Buyer in escrow or otherwise conditioned upon the repayment in full of the Payoff Indebtedness), the Buyer shall deliver, or cause to be delivered on behalf of the Company, the amount payable to each counterparty or holder of Indebtedness identified on Schedule 2.2(b)(ii) of the Disclosure Schedules (the “Payoff Indebtedness”) in order to fully discharge such Payoff Indebtedness and terminate all applicable obligations and liabilities of the Company Group and any of its Affiliates related thereto, as specified in the Debt Payoff Letters and in accordance with this Agreement.

(iii)The Buyer shall deliver, or cause to be delivered on behalf of the Company Group, the amount payable to each Person who is owed a portion of the Estimated Transaction Expenses, as specified in the Transaction Expenses Payoff Instructions and in accordance with this Agreement.

(iv)The Sellers shall deliver, or cause to be delivered, to the Buyer letters effecting the resignation of each of the directors or managers, as applicable, and officers of each member of the Company Group and Blocker, effective as of the Closing, except for such directors, managers and officers that the Buyer has specified in writing to the Sellers prior to the Closing Date, if any.

(v)Each Seller shall deliver a certification of non-foreign status of the Sellers satisfying the requirements of §1.1445-2(b)(2) of the United States Treasury Regulations promulgated under the Code and (in the case of each Seller other than Blocker Seller) IRS Notice 2018-29, and including (in the case of each Seller other than Blocker Seller) any additional information as may be required by Treasury Regulations promulgated under Section 1446(f)(2), in the form attached hereto as Exhibit E.

(vi)The Sellers shall deliver, or cause to be delivered, to the Buyer documentation evidencing the termination, and release of all obligations of each member of the Company Group under, all intercompany and intracompany accounts or contracts between any member of the Company Group, on the one hand, and the Sellers and their Affiliates (other than the Company Group), on the other hand, as such accounts and contracts set forth on Schedule 2.2(b)(viii) of the Disclosure Schedules.

(c)All payments hereunder, including payments made pursuant to Section 2.4, shall be made by wire transfer of immediately available funds in United States dollars to such account(s) as may be designated to the payor by the Buyer or the Sellers, as applicable, at least two Business Days prior to the applicable payment date.

(d)Notwithstanding anything to the contrary herein, but without limiting the Buyer’s obligations hereunder (including the Buyer’s obligation to pay the Purchase Price), the Buyer shall be entitled at the Closing to direct that any of the Equity Interests be transferred by the Sellers to one or more of the Buyer’s Affiliates in lieu of any such transfer to the Buyer itself.

Section 2.3Closing Estimates.  At least two Business Days prior to the anticipated Closing Date, the Sellers shall prepare, or cause to be prepared, and deliver to the Buyer a written statement (the “Preliminary Closing Statement”) that shall include and set forth (i) good-faith estimates of (A) Net Working Capital (the “Estimated Net Working Capital”), (B) Indebtedness (the “Estimated Indebtedness”), (C) Cash (the “Estimated Cash”) and (D) all Transaction Expenses that are accrued or due and remain unpaid (the “Estimated Transaction Expenses”) (with each of Estimated Net Working Capital, Estimated Indebtedness, Estimated Cash and Estimated Transaction Expenses determined as of 11:59 p.m. on the day immediately preceding the Closing Date and, except for Estimated Transaction Expenses, without giving effect to the transactions contemplated herein), and (ii) on the basis of the foregoing, a calculation of the Estimated Purchase Price. Estimated Net Working Capital, Estimated Indebtedness and Estimated Cash shall be calculated in accordance with GAAP applied on a basis consistent with the preparation of the Sample Working Capital Statement. All such estimates shall be subject to the Buyer’s approval, which shall not be unreasonably withheld, and shall control solely for purposes of determining the amounts payable at the Closing pursuant to Section 2.2 and shall not limit or otherwise affect the Buyer’s remedies under this Agreement or otherwise or constitute an acknowledgement by the Buyer of the accuracy of the amounts reflected therein.

Section 2.4Post-Closing Adjustment of Purchase Price.

(a)Within 60 days after the Closing Date, the Buyer shall prepare, or cause to be prepared, and deliver to the Sellers a written statement (the “Initial Closing Statement”) that shall include and set forth a calculation of Net Working Capital (the “Closing Net Working Capital”) (prepared in accordance with the Sample Working Capital Statement), a calculation of Cash of the Company Group (“Closing Cash”), a calculation of Closing Indebtedness of the Company Group (“Closing Indebtedness”) and a calculation of Transaction Expenses as of the Closing (“Closing Transaction Expenses”) (with each of Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses determined as of 11:59 p.m. on the day immediately preceding the Closing Date and, except for Closing Transaction Expenses, without giving effect to the transactions contemplated herein).

(b)The Initial Closing Statement shall become final and binding (the “Final Closing Statement”) on the 60th day following delivery thereof unless, prior to the end of such period, the Sellers’ Representative delivers to the Buyer written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Closing Net Working Capital, Closing Cash, Closing Indebtedness or Closing Transaction Expenses, as set forth in the Initial Closing Statement. The Sellers shall be deemed to have agreed with all items and amounts of Closing Net Working Capital not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.4(c).  Any Notice of Disagreement may reference only disagreements based on mathematical errors or based on amounts of the Closing Net Working Capital as reflected on the Initial Closing Statement not being calculated in accordance with this Section 2.4. For the avoidance of doubt, the Sellers shall be permitted to deliver only one Notice of Disagreement pursuant to this Section 2.4(b).

(c)During the 15‑Business Day period following delivery of the Notice of Disagreement by the Sellers’ Representative to the Buyer, the Sellers’ Representative and the Buyer in good faith shall seek to resolve in writing any differences that they may have with respect to the computation of the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses, as specified therein. Any disputed items resolved in writing between the Sellers’ Representative and the Buyer within such 15‑Business Day period shall become part of the Final Closing Statement and be final and binding with respect to such items, and if the Sellers’ Representative and the Buyer agree in writing on the resolution of each disputed item specified by the Sellers’ Representative in the Notice of Disagreement and the amount of the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses the amounts so determined shall become part of the Final Closing Statement and be final and binding on the parties for all purposes hereunder. If the Sellers’ Representative and the Buyer have not resolved all such differences by the end of such 15‑Business Day period, within five Business Days following the end of such 15‑Business Day period, the Sellers’ Representative and the Buyer shall engage, pursuant to a standard engagement letter, an independent accounting firm of national reputation mutually acceptable to Buyer and Seller (the “Independent Accounting Firm”) and, within 15 Business Days following engagement of the Independent Accounting Firm, shall submit, in writing, to the Independent Accounting Firm their briefs detailing their respective views as to the correct nature and amount of each item remaining in dispute and the amount of the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses and the Independent Accounting Firm shall make a written determination as to each such disputed item and the amount of each of the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses, which determination, along with the other amounts previously agreed to by the parties pursuant to this Section 2.4, shall comprise the Final Closing Statement and be final and binding on the parties for all purposes hereunder and shall not be subject to appeal or further review. The Independent Accounting Firm shall consider only those items and amounts in the Sellers’ Representative and the Buyer’s respective calculations of the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses that are identified as being items and amounts to which the Sellers’ Representative and the Buyer have been unable to agree. In resolving any disputed item, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Sellers’ Representative and the Buyer shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision, which shall specify, with particularity, resolution of the matters submitted to it as promptly as practicable, and in any event within 30 Business Days following the submission thereof.

(d)The costs of any dispute resolution pursuant to Section 2.4(c), including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the Sellers, on the one hand, and the Buyer, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each party incurred in connection with the preparation or review of the Initial Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

(e)The Buyer will, and will cause the Company to, afford the Sellers and their Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Company Group and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.4. Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations of the Net Working Capital as specified in this Section 2.4; provided, that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants and that no party shall be required to provide any attorney-client privileged communications pursuant to this Section 2.4(e).

(f)In accordance with the Final Closing Statement, the Estimated Purchase Price shall be adjusted, upwards or downwards, as follows:

(i)For the purposes of this Agreement, the “Net Adjustment Amount” means an amount, which may be positive or negative, equal to the aggregate sum of (A) the Closing Net Working Capital, as finally determined pursuant to this Section 2.4, minus the Estimated Net Working Capital; (B) the Closing Cash, as finally determined pursuant to this Section 2.4, minus the Estimated Cash; (C) the Closing Indebtedness, as finally determined pursuant to this Section 2.4, minus the Estimated Indebtedness; and (D) the Closing Transaction Expenses, as finally determined pursuant to this Section 2.4, minus the Estimated Transaction Expenses.

(ii)If the Net Adjustment Amount is positive, (A) the Estimated Purchase Price shall be adjusted upwards in an amount equal to the Net Adjustment Amount and (B) the Buyer shall pay, or cause to be paid, to the Sellers’ Representative (for the benefit of the Sellers pursuant to the Distribution Waterfall), an amount in cash equal to the Net Adjustment Amount within 5 Business Days of the final determination of Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses pursuant to this Section 2.4.

(iii)If the Net Adjustment Amount is negative (in which case the Net Adjustment Amount for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), the Estimated Purchase Price shall be adjusted downwards in an amount equal to the Net Adjustment Amount and the Sellers shall pay to the Buyer an amount in cash equal to the amount of such deficiency within 5 Business Days of the final determination of Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses pursuant to this Section 2.4.

Section 2.5Purchase Price Allocation. Within 60 days after the finalization of the Final Closing Statement pursuant to Section 2.4, the Seller Representative shall prepare, and provide to the Buyer for its review and approval, a proposed allocation (the “Purchase Price Allocation”) of the portion of the Purchase Price allocated to the purchase of Units and a ratable share of the liabilities of the Company and other relevant Tax items among the assets of the Company and its Subsidiaries for all Tax purposes, including the determination of the portion of the gain or loss recognized upon the sale of the Units that is attributable to the Company’s “unrealized receivables” and “inventory items” (as such terms are defined in Section 751 of the Code). Within thirty days following the Seller Representative’s delivery of the Purchase Price Allocation, the Buyer shall inform the Seller Representative in writing whether it has approved the Purchase Price Allocation (and in the event that the Buyer fails to respond in writing within such 30-day period, the Buyer shall be deemed to have approved the Purchase Price Allocation). Provided that the Buyer approves the Purchase Price Allocation, the Sellers, the Buyer and the Company shall prepare and file all Tax Returns and related forms in a manner consistent with the Purchase Price Allocation, except to the extent otherwise required by a determination (within the meaning of Section 1313(a) of the Code). In the event of an adjustment to the Purchase Price, the Sellers and the Buyer agree to adjust the Purchase Price Allocation in a reasonable manner to reflect such adjustment. If any Governmental Authority disputes the Purchase Price Allocation, the party receiving notice of the dispute shall promptly notify the other party and each party shall keep the other reasonably informed of material developments of any such dispute. Notwithstanding the foregoing, if the Buyer does not approve the Purchase Price Allocation then none of the Buyer, the Sellers, nor any of their Affiliates shall be required, pursuant hereto, to file any Tax Returns or otherwise take any positions, in each case that are consistent with the Purchase Price Allocation or the allocation of the other party, but instead each party may allocate the consideration among the assets in a manner it considers appropriate and file its Tax Returns in a manner consistent with its allocation.

Section 2.6Withholding Rights. Each of the Buyer and its Affiliates, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold under any provision of applicable Law with respect to the making of such payment. If the Buyer or its Affiliates determines that an amount is required to be deducted and withheld, Buyer shall give the Seller Representative at least three (3) days’ prior written notification of its intention to make any such deduction or withholding and shall reasonably cooperate with the Seller Representative to mitigate, reduce or eliminate any such deduction or withholding.  To the extent that such amounts are so withheld and paid over to the relevant Governmental Authority by the Buyer or its Affiliates, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such deduction and withholding was made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF THE SELLERS, BLOCKER AND COMPANY GROUP

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”), the Sellers, on behalf of themselves and, where applicable, Blocker and the Company Group, jointly and severally hereby represents and warrants to the Buyer as set forth in this Article III. The Disclosure Schedules will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III, and the disclosure in any such numbered and lettered section of the Disclosure Schedules shall qualify each corresponding Section in this Article III. Any matter disclosed in any section or subsection of the Disclosure Schedules shall be deemed disclosed and incorporated by reference with respect to any Section or subsection of this Article III to which the matter relates to the extent the relevance to each such Section or subsection is reasonably apparent from the face of such disclosure, whether or not a specific cross reference to any other Section or subsection is included. The information contained in the Disclosure Schedules is disclosed solely for the purposes of this Agreement, and the inclusion of any information in any portion of the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by any member of the Company Group, Blocker or Sellers that such information is material to or outside the ordinary course of the business of the Company. No information contained in the Disclosure Schedules shall be deemed to be an admission by any member of the Company Group, Blocker or Sellers to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement.

Section 3.1Organization and Qualification.

(a)Each of the Sellers, Blocker and each member of the Company Group is (i) either a limited liability company, corporation or limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, in each case as set forth in Schedule 3.1(a) of the Disclosure Schedules, and has full power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and as currently proposed to be conducted and (ii) duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction, listed on Schedule 3.1(a) of the Disclosure Schedules, where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary.

(b)The Buyer has been furnished with a complete and correct copy of the Organizational Documents, each as amended to date, of the Blocker and each member of the Company Group. Such Organizational Documents are in full force and effect. Neither the Sellers, Blocker nor any member of the Company Group is in violation of any of the provisions of its Organizational Documents. The transfer books and minute books of the Blocker and each member of the Company Group have been made available for inspection by the Buyer prior to the date hereof, all of which are true and complete in all material respects.

(c)Except as set forth in Schedule 3.1(c) of the Disclosure Schedules, neither Blocker nor the Company, nor any of its Subsidiaries has any operations in jurisdictions outside the United States.

Section 3.2Authority. The Sellers, Blocker and each member of the Company Group has the legal capacity, full power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Sellers, Blocker and each member of the Company Group of this Agreement and each of the Ancillary Agreements to which such Person will be a party and the consummation by each such Person of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Sellers, Blocker and each member of the Company Group will be a party will have been, duly executed and delivered by each of the Sellers, Blocker and each member of the Company Group, as applicable, and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which each of the Sellers, Blocker and each member of the Company Group will be a party will constitute, the legal, valid and binding obligations of such Persons, as applicable, enforceable against such Persons in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). Each of the Sellers, Blocker and each member of the Company Group has obtained all necessary authorizations, approvals and consents from its directors, equityholders, managers, members, trustee or other Persons, as applicable, required in connection with the transactions contemplated in this agreement and the Ancillary Agreements.

Section 3.3No Conflict; Required Filings and Consents.

(a)Except as set forth on Schedule 3.3 of the Disclosure Schedules, the execution, delivery and performance by the Sellers, Blocker and each member of the Company Group of this Agreement and each of the Ancillary Agreements to which the Sellers, Blocker and each member of the Company Group will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i)conflict with or violate the Organizational Documents of the Sellers, Blocker or any member of the Company Group;

(ii)conflict with or violate any Law applicable to the Sellers, Blocker or any member of the Company Group or by which the Equity Interests or any property or asset of the Sellers, Blocker or any member of the Company Group is bound or affected; or

(iii)result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of the Sellers, Blocker or the Company Group under, or result in the creation of any Encumbrance on any property, asset or right of the Sellers, Blocker or the Company Group pursuant to, any Contract to which the Sellers, Blocker or the Company Group is a party or by which the Sellers, Blocker or the Company Group or any of their respective properties, assets or rights are bound or affected.

(b)None of the Sellers, Blocker or any member of the Company Group is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Sellers, Blocker or any member of the Company Group of this Agreement and each of the Ancillary Agreements to which the Sellers, Blocker or any member of the Company Group will be a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Company Group, except for (i) any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) such filings as may be required by any applicable federal or state securities or “blue sky” laws and (iii) such other authorizations, approvals, orders, permits, consents, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to materially impair, or prevent or materially delay, the ability of any member of the Company Group, Blocker or the Sellers to consummate the transactions contemplated by this Agreement or any Ancillary Agreement to which it is a party.

(c)No “fair price,” “interested shareholder,” “business combination” or similar provision of any state takeover Law is applicable to the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 3.4Equity Interests.

(a)The Equity Interests Schedule accurately sets forth the authorized and outstanding equity interests of the Company and the name and number of equity securities held by each equityholder thereof and no other classes of Units, equity interests, shares, capital stock or other equity ownership interests exist, and no other membership interests are issued and outstanding.  All of the issued and outstanding equity securities of the Company have been duly authorized, are validly issued, fully paid and nonassessable, and are owned of record and beneficially by the equityholders of the Company described on the Equity Interests Schedule.  Except for this Agreement and as may be set forth on the attached Equity Interests Schedule, there are no, and at Closing there will be no, outstanding options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which the Company is a party or which is binding upon the Company providing for the issuance, disposition or acquisition of any of its equity or any rights or interests exercisable therefor.  There are no outstanding or authorized equity appreciation, phantom units or similar rights with respect to the Company.  Following consummation of the transactions contemplated by this Agreement and the sale and transfer of the Equity Interests from the Sellers to the Buyer at Closing, Buyer will own (directly or indirectly) 100% of the outstanding equity interests of the Company.

(b)Each Seller holds of record and owns beneficially those Equity Interests set forth opposite such Seller’s name on the Equity Interests Schedule, free and clear of any Liens and any other restrictions on transfer (other than such Liens and/or restrictions that shall be released, waived or otherwise terminated in connection with the Closing and other than any restrictions under the 1933 Act and state securities laws).  Other than in connection with the Company LLC Agreement or any other organizational documents of the Company or Blocker, as applicable, such Seller is not a party to any (a) option, warrant, right, contract, call, pledge, put or other agreement or commitment providing for the disposition or acquisition of such Seller’s interest in the Equity Interests or (b) voting trust, proxy or other agreement or understanding with respect to the ownership or voting of any of the Equity Interests.

(c)The Equity Interests Schedule accurately sets forth the authorized and outstanding equity securities of Blocker and the number of equity securities held by each Blocker Seller.  All of the issued and outstanding equity securities of Blocker have been duly authorized, are validly issued, fully paid and nonassessable, and are owned of record and beneficially by the Blocker Seller.  Except for this Agreement and as may be set forth on Schedule 3.4(c), there are no outstanding options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which Blocker is a party or which is binding upon Blocker providing for the issuance, disposition or acquisition of any of its equity or any rights or interests exercisable therefor.  There are no outstanding or authorized equity appreciation, phantom stock or similar rights with respect to Blocker.  Except for matters related to its formation and to activities as a holding company such as opening and maintaining bank accounts and filing Tax Returns and for matters related to the Pre-Closing Reorganization, Blocker has not entered into any contracts or conducted any business and has never owned, leased or used any asset other than the equity interests of Marlin Seller held by Blocker and any distributions related to the equity interests of the Marlin Seller held by Blocker, or incurred any indebtedness or taken any action pursuant to which it could become obligated with respect to any liabilities.  Following consummation of the transactions contemplated by this Agreement and the sale and transfer of the Blocker Shares from the Blocker Seller to the Buyer at Closing, Buyer will directly own 100% of the outstanding equity interests of Blocker.

(d)Other than (i) with respect to the Marlin Seller, MIU Seller, the Rollover Seller and Blocker, their ownership of the Equity Interests and (ii) with respect to the Blocker Seller, its ownership of the Blocker Shares, the Sellers and Blocker do not hold any assets, properties or rights that relate to or are used or useful in, developed for use, or held for use in connection with, or necessary or helpful for the operation of, the Company Group or its related Business, whether tangible or intangible, real, personal or mixed and does not engage in any business, employee any personnel or conduct any activity, nor has it since its formation entered into any contracts or engaged in any business or conducted any activity or incurred any indebtedness or taken any action pursuant to which it could become obligated with respect to any liabilities.

Section 3.5Capitalization.

(a)Schedule 3.5(a) of the Disclosure Schedules sets forth (i) the name, type of entity, jurisdiction of formation and federal income Tax classification of each Subsidiary of the Company and (ii) for each Subsidiary of the Company, the amount of its authorized equity or ownership interests, the amount of its outstanding equity or ownership interests, and the record and beneficial owners of its outstanding equity or ownership interests.

(b)Each outstanding equity or ownership interest of (i) the Company, including the Units, and each such interest of its Subsidiaries and (ii) Blocker, including the Blocker Shares, is duly authorized, validly issued, fully paid and nonassessable, not subject to any preemptive rights, and, except as set forth on Schedule 3.5(b) of the Disclosure Schedules, in the case of the Company’s Subsidiaries, each such equity or ownership interest is owned and controlled 100% by the Company or another Subsidiary, free and clear of any Encumbrance. Except for the equity interests of the Subsidiaries owned by the Company, the Company’s Subsidiaries have not issued any equity interests and none are outstanding (except as set forth on Schedule 3.5(b) of the Disclosure Schedules). All of the equity or ownership interests have been offered, sold and delivered by Blocker, the Company or a Subsidiary in compliance with all applicable federal and state securities laws. Except for rights granted to the Buyer under this Agreement and, except as set forth on Schedule 3.5(b) of the Disclosure Schedules, there are no outstanding obligations of Blocker, the Company or any of its Subsidiaries to issue, sell or transfer or repurchase, redeem or otherwise acquire (including rights of first refusal or preemptive rights), or that relate to the holding, voting, disposition of, registration under the Securities Act or that restrict the transfer of, the issued or unissued equity or ownership interests of the Company or any of its Subsidiaries or require the Sellers to pay any dividend or make any other distribution with respect thereto. No equity or ownership interests of Blocker, the Company or any of its Subsidiaries have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the Organizational Documents of Blocker, the Company or any of its Subsidiaries or any Contract to which Blocker, the Company or any of its Subsidiaries is a party or by which Blocker, the Company or any of its Subsidiaries is bound. Except as set forth on Schedule 3.5(b) of the Disclosure Schedules, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Equity Interests or other ownership interests of Blocker, the Company or any of its Subsidiaries.

(c)Except as set forth in Schedule 3.5(c) of the Disclosure Schedules, no Person will be entitled to receive or have any claim to a portion of the Purchase Price, or any other payment or consideration as a result of the transactions contemplated in this Agreement or any Ancillary Agreement, other than the Sellers.

Section 3.6Third-Party Ownership Interests; Subsidiaries.

(a)Except for the Subsidiaries listed in Schedule 3.6(a) of the Disclosure Schedules, neither Blocker nor the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any Person.

(b)There are no agreements, understandings or commitments relating to the right of the Sellers to own, to vote or to dispose of equity interests in its Subsidiaries except the Organizational Documents of such Subsidiaries.

Section 3.7Financial Statements; No Undisclosed Liabilities.

(a)True and complete copies of the audited consolidated balance sheet of ARI and its Subsidiaries as at December 31, 2017 and AppRiver and its Subsidiaries as at December 31, 2016 and December 31, 2015, and the related consolidated statements of income, retained earnings, members’ equity and changes in financial position of ARI or AppRiver, as applicable, and its respective Subsidiaries, for the years then ended (provided, that the statements of income and retained earnings for the periods ending as of December 31, 2017, relate to the stub year period from October 5, 2017 to December 31, 2017), together with all related notes and schedules thereto (collectively referred to as the “Financial Statements”), an unaudited consolidated balance sheet of ARI and its Subsidiaries as of October 31, 2018 (such balance sheet, together with all related notes and schedules thereto, the “2018 Balance Sheet”) and the related consolidated statements of income, and changes in financial position of ARI and its Subsidiaries for the ten months then ended (collectively with the 2018 Balance Sheet, the “Interim Financial Statements”), are attached as Schedule 3.7(a) of the Disclosure Schedules. Each of the Financial Statements, the 2018 Balance Sheet, the Interim Financial Statements, and, when delivered pursuant to Section 5.12(a), each set of the Pre-Closing Monthly Financial Statements, (i) have been prepared in accordance with the books and records of ARI or AppRiver, as applicable, and its respective Subsidiaries, (ii) except for the matters set forth in Schedule 3.7(a)(ii) of the Disclosure Schedules with respect to the 2018 Balance Sheet, have been prepared in accordance with GAAP (applied on a consistent basis throughout the periods indicated except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of ARI or AppRiver, as applicable, and its respective Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements and each set of Pre-Closing Monthly Financial Statements (when delivered pursuant to Section 5.12(a)), to normal and recurring year-end adjustments and reclassifications that will not, individually or in the aggregate, be material.

(b)As of the date hereof, except as and to the extent adequately accrued or reserved against in the 2018 Balance Sheet, neither the Company nor any of its Subsidiaries has any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a consolidated balance sheet of ARI and its Subsidiaries or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the 2018 Balance Sheet, that are not, individually or in the aggregate, material to the Company or any of its Subsidiaries.

(c)As of the Closing Date, except as and to the extent adequately accrued or reserved against in the 2018 Balance Sheet, neither the Company nor any of its Subsidiaries will have any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and required by GAAP to be reflected in a consolidated balance sheet of ARI and its Subsidiaries or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the 2018 Balance Sheet, that are not, individually or in the aggregate, material to the Company or any of its Subsidiaries. The Company and its subsidiaries have no obligations in respect of letters of credit, bank guarantees, bankers acceptances, surety bonds or similar instruments.

(d)The books of account and financial records of ARI and its Subsidiaries are true and correct in all material respects and have been prepared and are maintained in accordance with sound accounting practice and no determination of a significant deficiency or material weakness in design or operation of internal control has been made by ARI, its Subsidiaries or its or their auditors, controllers or financial advisors. ARI has not made any changes to its accounting practice since the date of the Interim Financial Statements.

(e)All accounts receivable and trade accounts of ARI and its Subsidiaries (the “Receivables”) are bona fide, legal, valid and binding obligations, and are enforceable in full at face value (net of the reserve established and shown on the 2018 Balance Sheet). All Receivables represent products delivered or services actually performed by the Company in the conduct of the Business in the ordinary course and are fully collectible (net of the reserve established and shown on the 2018 Balance Sheet). Deferred revenues are presented on the Financial Statements and the 2018 Balance Sheet, in accordance with GAAP, with respect to ARI’s and its Subsidiaries’ (a) billed but unearned Receivables; (b) previously billed and collected Receivables still unearned; and (c) unearned customer deposits. Schedule 3.7(e)(i) of the Disclosure Schedules lists all Receivables as of the date of the 2018 Balance Sheet. Schedule 3.7(e)(ii) of the Disclosure Schedules lists all accounts payable of ARI and its Subsidiaries as of the date of the 2018 Balance Sheet, together with an aging thereof. At the Closing Date, all accounts payable will have been incurred in exchange for goods or services delivered or rendered to ARI or its Subsidiaries in the ordinary course of the Business.

Section 3.8Absence of Certain Changes or Events. Except as set forth in Schedule 3.8 of the Disclosure Schedules, since October 5, 2017, unless stated otherwise, the Company and its Subsidiaries have conducted their operations and the Business in the ordinary course consistent with past practice, and no member of the Company Group has:

(a)suffered a Material Adverse Effect;

(b)experienced any damage, destruction or loss to or of any of the assets or properties owned or leased by the Company or its Subsidiaries;

(c)failed to use commercially reasonable efforts to preserve intact the Business and to keep available the services of the present officers, managerial personnel and key employees or independent contractors of the Company or its Subsidiaries and preserve its relationships with customers;

(d)failed to use commercially reasonable efforts to maintain its assets in their current condition, except for ordinary wear and tear, or failed to repair, maintain, or replace any of its equipment in accordance with the normal standards of maintenance applicable in the industry;

(e)failed to use commercially reasonable efforts to renew any material Contract with a customer;

(f)entered into any Contract related to the Business outside the ordinary course of business;

(g)received any cancellation notice or notice of non-renewal under any Contract with a customer or reduced the overall pricing or made any change to the detriment of the Company, in each case outside the ordinary course of business consistent with past practice, with respect to any Contract with a customer;

(h)entered into or modified any standstill or non-compete contracts under which the Company or its Subsidiary is the obligor, or modified or waived any of its rights under any existing standstill or non-compete contract under which the Company or its Subsidiary is the beneficiary;

(i)transferred, granted any license or sublicense of any rights under or with respect to any of its Intellectual Property, other than in the ordinary course of business consistent with past practice;

(j)made or pledged to make any charitable or other capital contribution;

(k)adopted, modified or terminated (or otherwise caused any of the foregoing with respect to) any Plan, made any contribution with respect to any Plan, if applicable (other than regularly scheduled contributions) or materially increased in any manner the compensation or benefits of any current or former manager, officer, director, or employee or other personnel (whether employees or independent contractors), other than in the ordinary course of business consistent with past practice or granted any equity or equity based awards, other than in the ordinary course of business consistent with past practice;

(l)made any oral or written representation or commitment (or caused any of the foregoing) with respect to any aspect of any Plan that is not in accordance with the existing written terms and provision of such Plan;

(m)terminated any employee other than in the ordinary course of business consistent with past practice;

(n)hired or appointed any new officers, directors or executive employees who in each case, is entitled to greater than $100,000 in total annual cash compensation from the Company or any of its Subsidiaries, except (i) to replace former employees in similar positions at similar compensation levels or (ii) for any new employees hired into such positions in the ordinary course of business consistent with past practice;

(o)entered into any new intercompany transaction, agreement, arrangement, or understanding with, directly or indirectly, any manager, officer or director or Affiliate, or made any payment or distribution to any of the foregoing, other than compensatory payments in the ordinary course of business;

(p)acquired (including by merger, consolidation, or the acquisition of any equity interest or assets) or sold (whether by merger, consolidation, or the sale of an equity interest or assets), leased, assigned, licensed, loaned, pledged, transferred, or disposed of any Person or any assets or rights except for fair consideration in the ordinary course of business and consistent with past practice, whether in one or more transactions;

(q)mortgaged, pledged, or subjected to any Encumbrance any of its assets other than in the ordinary course of business;

(r)made any loans, advances or capital contributions to, or investment in, any other Person;

(s)entered into any joint ventures, strategic partnerships or alliances;

(t)(i) changed its independent public accountants, (ii) changed its depreciation or amortization policies or rates, (iii) changed its standard invoicing or billing practices and procedures or, (iv) except as required by GAAP, applicable Law, or circumstances which did not exist as of such date, changed any of the accounting principles or practices used by it;

(u)changed its practices and procedures with respect to the collection of accounts receivable or offered to discount the amount of any account receivable or extended any other incentive (whether to the account debtor or any employee or third party responsible for the collection of receivables) with respect thereto;

(v)made, declared, paid or set aside assets for any dividend or otherwise declared or made any other distribution with respect to its equity interests, or directly or indirectly purchased, redeemed or otherwise acquired any equity interests, units or membership interests or other securities, as applicable, of the Company or its Subsidiaries;

(w)incurred or guaranteed any Indebtedness, issued any debt securities or rights to acquire debt securities, or entered into any arrangement having the economic effect of any of the foregoing;

(x)failed to pay any Indebtedness or any other accounts payable as it became due, or changed its existing practices and procedures for the payment of Indebtedness or other accounts payable;

(y)(i) paid, discharged or satisfied any claim, liability or obligation (absolute, accrued, asserted, unasserted, contingent or otherwise), other than immaterial claims, liabilities or obligations arising in the ordinary course of business, (ii) prepaid or cancelled any amount of Indebtedness for borrowed money, or (iii) paid or agreed to pay any amount in settlement, or cancelled, compromised, waived or released any right or claim, including rights under or pursuant to, any matter involving actual or threatened claims against the Sellers, other than immaterial rights or claims in the ordinary course of business;

(z)incurred or committed to incur any capital expenditures, capital additions or capital improvements in excess of $5,000 for any individual commitment or $25,000 in the aggregate;

(aa)made any payment or agreement relating to the surrender, cancellation, amendment or agreement not to exercise any option, warrant, profits interest or other right to acquire equity or equity-linked securities issued by the Company or its Subsidiaries;

(bb)other than any such action taken pursuant to the VDA Process, made any material Tax election that is inconsistent with past practices, changed any material Tax election, changed any annual accounting period, changed any accounting method with respect to Taxes, filed any amended Tax Return, entered into any closing agreement, settled or compromised any proceeding with respect to any Tax claim or assessment, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Blocker, the Company or its Subsidiaries;

(cc)changed, altered, or modified the Company’s internal policies or practices regarding the Company’s use or handling of Personal Data; or

(dd)authorized, approved, agreed to or made any commitment, orally or in writing, to take any of the foregoing actions or to take any actions prohibited by this Agreement.

Section 3.9Compliance with Law; Permits.

(a)Each of the Company and each of its Subsidiaries is and has been in compliance with all Laws applicable to it. None of the Company, any of its Subsidiaries or any of its or their executive officers has received since January 1, 2015 (the “Look-Back Date”) any written, or reasonably definitive oral, notice, order or complaint, or other written communication from any Governmental Authority or any other Person that the Company or any of its Subsidiaries is not in compliance with any Law applicable to it. Without limiting the generality of the foregoing, there has not been any citation, fine, or penalty imposed, asserted, or threatened in writing against the Company or any of its Subsidiaries under any foreign, federal, state, local, or other Law or regulation relating to employment, immigration (including but not limited to the employment and identity verification (Form I-9) requirements of 8 U.S.C. § 1324a), occupational safety, zoning, or environmental matters and the Sellers are not aware of any current circumstances likely to result in the imposition or assertion of such a citation, fine, or penalty.

(b)Schedule 3.9(b) of the Disclosure Schedules sets forth a true and complete list of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for each of the Company and each of its Subsidiaries to own, lease and operate its properties and to carry on its business as currently conducted (the “Permits). Each of the Company and each of its Subsidiaries is and has been in compliance with all such Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or threatened. The Company and its Subsidiaries will continue to have the use and benefit of all Permits following consummation of the transactions contemplated hereby. No Permit is held in the name of any employee, officer, director, shareholder or agent of the Company or any Subsidiary, or otherwise on behalf of the Company or any of its Subsidiaries.

Section 3.10Litigation. Except as set forth on Schedule 3.10 of the Disclosure Schedules, there is no Action pending or threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, or any of the directors or officers of the Company or any of its Subsidiaries in regard to their actions as such, and no such Action has been filed or initiated since the Look-Back Date. The Company and its Subsidiaries are not subject to any obligations under any settlement or similar agreement with any third party. There is no Action pending or threatened seeking to specifically prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the Ancillary Agreements. There is no outstanding order, writ, judgment, injunction, decree, determination or award of, or pending or threatened investigation by, any Governmental Authority relating to the Company, any of its Subsidiaries, any of their respective properties or assets, any of their respective officers or directors, or the transactions contemplated by this Agreement or the Ancillary Agreements. There is no Action by the Company or any of its Subsidiaries pending, or which the Company or any of its Subsidiaries has commenced preparations to initiate, against any other Person.

Section 3.11Employee Benefit Plans.

(a)The Blocker does not sponsor, maintain, contribute to or have any obligation to contribute to any Plans or have any liabilities or other obligations under or in respect of any Plan. Further, it is understood that the Buyer shall not assume or have any responsibility for, and the Sellers shall continue to be responsible for, any and all liabilities relating to Blocker and its Affiliates arising out of, relating to or incurred as a result of the consummation of the transactions contemplated hereby.

(b)Schedule 3.11(b) of the Disclosure Schedules sets forth a true and complete list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material pension, retirement, bonus, stock option, stock purchase, restricted stock, phantom stock, incentive, profit-sharing, deferred and other compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, or other benefit plans, programs or arrangements, and all employment, termination-related or other contracts or agreements to which the Company, Blocker or any of their respective Subsidiaries is a party with respect to which the Company, Blocker or any of their respective Subsidiaries has or could reasonably be expected to have any obligation or which are maintained, contributed to or sponsored by the Company, Blocker or any of their respective Subsidiaries for the benefit of any current or former employee, officer or director of the Company, Blocker or any of their respective Subsidiaries (collectively, the “Plans”);

(c)Neither the Company, Blocker nor any of their Subsidiaries has (nor could reasonably be expected to have) any liability (i) with respect to any employee benefit plan under Section 4069 of ERISA in the event such plan has been or were to be terminated, (ii) under Section 4212(c) of ERISA or (iii) with respect to Section 4980H of the Code.

(d)The Buyer has been furnished with (in each case, to the extent applicable) (i) a true and complete copy of each written Plan (or a summary of the material terms of any unwritten Plan), (ii) a copy of each trust or other funding arrangement, (iii) each summary plan description and summary of material modifications, (iv) the two most recently filed Internal Revenue Service (“IRS”) Forms 5500, (iv) the most recently received IRS determination or opinion letter for each Plan intended to be qualified under Section 401(a) of the Code and (vi) the most recently prepared actuarial report and financial statement in connection with each such Plan. Except as a result of the transactions contemplated by this Agreement or the Ancillary Agreements, neither the Company, Blocker nor any of their Subsidiaries has any express or implied commitment (A) to create or cause to exist any other employee benefit plan, program or arrangement that would constitute a Plan if it were in existence on the date hereof, or (B) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Internal Revenue Code of 1986, as amended (the “Code”) or a termination contemplated under this Agreement.

(e)Neither the Company, Blocker nor any of their Subsidiaries sponsors, maintains, contributes to, or has any obligation (contingent or otherwise) to contribute to, or has at any time within six years, sponsored, maintained, contributed to, or had any obligation (contingent or otherwise) to contribute to, any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA or a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA that is subject to Title IV of ERISA, including as a consequence of Company, Blocker or any of their Subsidiaries, together with any ERISA Affiliate, being treated as a single employer under Section 414 of the Code or 4001(b)(1) of ERISA.

(f)Except as set forth in Schedule 3.11(f) of the Disclosure Schedules, none of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) entitles any employee or other individual service provider with respect to the Company or any of its Subsidiaries to separation, severance, termination or similar-type benefits solely as a result of the transactions contemplated by this Agreement or the Ancillary Agreements, or (iii) obligates the Company, any of its Subsidiaries, any of the Sellers or Blocker to make any payment, accelerate vesting or provide any benefit to any employee or other individual service provider with respect to the Company or any of its Subsidiaries as a result of the transactions contemplated by this Agreement or the Ancillary Agreements.

(g)Except as required by Section 4980B(f) of the Code or any similar state statute or foreign Law, none of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries. Each of the Plans is maintained in the United States and is subject only to the Laws of the United States or a political subdivision thereof.

(h)Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each of the Company and its Subsidiaries has, in all material respects, performed all obligations required to be performed by it and is not in any material respect in default under or in violation of any Plan, nor, to the knowledge of the Company, is any other fiduciary to any Plan in such default or violation.

(i)Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code (“Qualified Plan”) has received or can rely upon a timely favorable determination or opinion letter from the IRS, covering all of the provisions applicable to the Qualified Plan for which determination letters are currently available, that the Qualified Plan is so qualified. No fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any Qualified Plan.

(j)There has not been any non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Plan that would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(k)All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.

(l)There are no Actions or claims (other than routine claims for benefits) pending or threatened, anticipated or expected to be asserted with respect to any Plan or any related trust or other funding medium thereunder or with respect to the Company, its Subsidiaries or any ERISA Affiliate as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof.

(m)No Plan or any related trust or other funding medium thereunder or any fiduciary thereof (relating to any Plan) is, to the knowledge of the Company, the subject of an audit, investigation or examination by any Governmental Authority.

(n)The Company and its Subsidiaries do not maintain any Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986. The Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation.

(o)Each Plan subject to Section 409A of the Code has materially complied in form and operation with the requirements of Section 409A of the Code as in effect from time-to-time.

(p)Except as set forth in Schedule 3.11(p) of the Disclosure Schedules, none of the Company, Blocker nor any Affiliate thereof is obligated to make any payments, including under any Plan, that could reasonably be expected to be “excess parachute payments” pursuant to Section 280G of the Code. None of the Company and Subsidiary thereof has any obligation to gross-up or reimburse any Person for any Tax incurred pursuant to Section 409A, 457A or 4999 of the Code.

Section 3.12Labor and Employment Matters.

(a)The Blocker has no, and has never had, any employees, whether by contract or application of law, or been subject to the terms of any collective bargaining agreement or other Contract with a labor union.

(b)Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining Contract that pertains to employees of the Company or any of its Subsidiaries. No union organizing activities are underway or threatened with respect to the Company or any of its Subsidiaries and no such activities have occurred since the Look-Back Date. There is no, and since the Look-Back Date there has been no, labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any collective bargaining or union Contract. There are no pending or threatened union grievances or union representation questions against or with respect to employees of the Company or any of its Subsidiaries.

(c)Each of the Company and each Subsidiary is in compliance with, and since the Look-Back Date has complied with, all applicable Laws respecting employment, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime, exempt/non-exempt classification of employees, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. Neither the Company nor any Subsidiary is engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable Laws. No unfair labor practice or labor charge or complaint is pending or since the Look-Back Date, has been pending or threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority and neither the Company nor any of its Subsidiaries is under investigation by the U.S. Department of Labor or other Governmental Authority related to Laws respecting employment. Since the Look-Back Date, no allegations of sexual harassment have been made against (i) any officer or director of the Company or any of its Subsidiaries or (ii) any employee of the Company or any of its Subsidiaries who, directly or indirectly, supervises at least eight (8) other employees. Neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by an employee, contractor, director, officer or other Representative since the Look-Back Date.

(d)There is no material unpaid liability with respect to any material violation of employment law, and the Company and each of its Subsidiaries have paid in full to all their respective employees or adequately accrued in accordance with GAAP for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.

(e)None of the Company, any of its Subsidiaries or any of its or their executive officers has received since the Look-Back Date any notice of intent by any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and no such investigation is in progress. Neither the Company nor any of its Subsidiaries is a federal contractor or subcontractor subject to Executive Order 11246. as amended, and the applicable regulations contained in 41 C.F.R. Part 60-1 et seq.

(f)No current key employee or officer of the Company or any of its Subsidiaries intends to terminate his or her employment relationship with such entity following the consummation of the transactions contemplated hereby.

(g)Schedule 3.12(g) of the Disclosure Schedules sets forth (i) a complete list of all individuals employed by the Company and its Subsidiaries as of the date of this Agreement (the individuals set forth on such schedule are collectively referred to as the “Business Employees”), (ii) first date of employment with the applicable the Company and its Subsidiaries, (iii) the current compensation of any kind or description whatsoever for each such employee, including but not limited to base salary or hourly rate, severance arrangements or fringe or other benefits paid by the Company or Subsidiary and expected and maximum potential target bonuses or other incentive compensation, whether payable in cash or in kind, (iv) exempt or non-exempt classification for each employee, and whether paid hourly or on a salary basis, (v) the name, title, position and business unit that is applicable to such employee, (vi) visa status, (vii) whether such individual is an active employee, on leave relating to work-related injuries and/or receiving disability benefits under any Plan, or on leave for another reason, with the reason for such leave, and (viii) any payments or benefits required or anticipated to be made or provided by such Company or Subsidiary to any such employee in connection with the transactions contemplated in this Agreement or any other change of control transaction, including, without limitation, cash payments, forgiveness of indebtedness, assumption of tax liability, severance benefits or vesting acceleration, and any agreement or understanding between or among the Company or Subsidiary and any such employee relating to any such payment or benefit. On or immediately prior to the Closing Date, the Sellers shall update Schedule 3.12(g) of the Disclosure Schedules to reflect any new hires, terminations or departures of Business Employees (and the individuals appearing on such updated schedule shall be deemed to be Business Employees for purposes of this Section 3.12 and Section 5.15). Except as set forth in Schedule 3.12(g) of the Disclosure Schedules, no Business Employee is subject to any agreements under which he or she will receive any employee wages, incentive compensation in the form of cash, equity or any other property, or other benefits from the Company or any of its Subsidiaries, and there are no severance payments or other payments that are or could become payable to any Business Employee by the Company or any of its Subsidiaries under the terms of any oral or written agreement or commitment or any Law, custom, trade or practice as a result of the transactions contemplated in this Agreement or the Ancillary Agreements.

Section 3.13Title to, Sufficiency and Condition of Assets.

(a)The Company and its Subsidiaries have good and valid title to or a valid leasehold interest in all of their assets, including all of the assets reflected on the 2018 Balance Sheet or acquired in the ordinary course of business since the date of the 2018 Balance Sheet, except those sold or otherwise disposed of for fair value since the date of the 2018 Balance Sheet in the ordinary course of business consistent with past practice.

(b)The assets owned, leased or licensed by the Company and its Subsidiaries constitute all of the assets, properties, Contracts, permits, rights or other item that relate to or are used or useful in, developed for use, or held for use in connection with, or necessary for the Company and its Subsidiaries to carry on the Business immediately after the Closing in the same manner as currently conducted. The assets are adequate to enable the Buyer to conduct the Business (including the design, development, use, import and license of the Business products and performance of the Business services (including products, technology or services currently under development)) and use and operate the assets in a manner consistent with the past conduct of the Company in a manner that will not conflict with or violate the right of any other Person.

(c)None of the assets owned or leased by the Company or any of its Subsidiaries is subject to any Encumbrance other than those that will be released prior to or upon Closing pursuant to the Debt Payoff Letters and the releases delivered pursuant to Section 2.2(b)(ii). There are no breaches or defaults under, and no events or circumstances have occurred which, with or without notice or lapse of time or both, would constitute a breach of or a default under, any instrument, agreement or other document that creates, evidences or constitutes any Encumbrance or that evidences, secures or governs the terms of any indebtedness or obligation secured by any Encumbrance (any such instrument, agreement or other document is referred to herein as an “Encumbrance Instrument”).  The sale of the Equity Interests by the Sellers to the Buyer will not: (i) constitute a breach of or a default under any Encumbrance Instrument; (ii) permit, cause or result in (with or without notice, lapse of time or both) (A) the acceleration of any Indebtedness or other obligation evidenced, secured or governed by an Encumbrance Instrument, or (B) the foreclosure or other enforcement of any Encumbrance; (iii) permit or cause the terms of any Encumbrance Instrument to be renegotiated; or (iv) require the consent of any party to or holder of an Encumbrance Instrument or of any third party.

(d)All tangible assets owned or leased by the Company or its Subsidiaries are in good condition and repair, have been maintained in accordance with generally accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put. None of the tangible assets are held under any lease, security agreement or conditional sales contract. The Company and its Subsidiaries have good and marketable title to all of their owned tangible assets, and a valid leasehold or other possessory interest in all other tangible assets used, operated or occupied by the Company or any of its Subsidiaries or within an Owned Real Property or a Leased Real Property.

Section 3.14Real Property.

(a)Schedule 3.14(a) of the Disclosure Schedules sets forth a true and complete list of all Owned Real Property and all Leased Real Property. Each of the Company and each of its Subsidiaries has, as applicable, (i) good and marketable title in fee simple to all Owned Real Property and (ii) good and marketable leasehold title to all Leased Real Property, in each case, free and clear of all Encumbrances. No parcel of Owned Real Property or Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated, rezoned or otherwise taken by any public authority with or without payment of compensation therefor, nor has any such condemnation, expropriation or taking been proposed. All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under any such lease by the Company, any of its Subsidiaries or any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, any of its Subsidiaries or any other party thereto. No leases of Leased Real Property shall cease to be valid and binding in accordance with their terms as a result of the consummation of the transactions contemplated by this Agreement.

(b)There are no contractual or legal restrictions that preclude or restrict the ability to use any Owned Real Property or Leased Real Property by the Company or any of its Subsidiaries for the current use of such real property. There are no latent defects or adverse physical conditions affecting the Owned Real Property or Leased Real Property. All structures and other buildings on the Owned Real Property or Leased Real Property are adequately maintained and are in good operating condition and repair for the requirements of the Company to conduct its business and operations.

Section 3.15Intellectual Property.

(a)Schedule 3.15(a) of the Disclosure Schedules sets forth a true and complete list of all Company Registered Intellectual Property and Domains, identifying for each whether it is owned by the Company or the relevant Subsidiary. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture or relinquishment, of any of the Company Registered Intellectual Property or Domains (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, annuities and the like).

(b)No Action is pending or threatened or asserted in writing alleging that the Company Owned Intellectual Property has been violated or is invalid, unenforceable, not patentable, not registerable, cancellable, not owned or not owned exclusively by the Company or any of its Subsidiaries and no such action has been decided adversely against the Company or any of its Subsidiaries or with respect to the Company’s or its Subsidiaries’ rights to the Company Owned Intellectual Property and no valid basis for any such Action exists.

(c)The Company or its Subsidiaries exclusively own, free and clear of any and all Encumbrances, all Company Owned Intellectual Property and has a valid and enforceable right to use all Company Licensed Intellectual Property in the manner in which such Company Licensed Intellectual Property is currently being used, and has been used, in the businesses of the Company and its Subsidiaries.

(d)Each of the Company and its Subsidiaries has taken all reasonable steps to protect the secrecy, confidentiality and value of all Trade Secrets used in the businesses of the Company and its Subsidiaries, including entering into appropriate confidentiality agreements with all officers, directors, employees and other Persons with access to such Trade Secrets. None of such Trade Secrets has been disclosed or authorized to be disclosed to any Person other than to employees or agents of the Company or its Subsidiaries for use in connection with the businesses of the Company or its Subsidiaries or pursuant to a confidentiality or non-disclosure agreement that reasonably protects the interest of the Company and its Subsidiaries in and to such matters. No unauthorized disclosure of any such Trade Secrets has occurred.

(e)All Intellectual Property developed by or for the Company or any of its Subsidiaries was conceived, invented, reduced to practice, authorized or otherwise created solely by either employees of the Company or the applicable Subsidiary acting within the scope of their employment, or independent contractors of the Company or the applicable Subsidiary pursuant to agreements containing an assignment of all rights to such developed Intellectual Property to the Company or the applicable Subsidiary.

(f)The development, manufacture, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of the Company or any of its Subsidiaries, and all of the other activities or operations of the Company or any of its Subsidiaries, do not infringe upon, misappropriate, violate, dilute or constitute the unauthorized use of, and have not infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, any Intellectual Property of any third party, and neither the Company nor any of its Subsidiaries has received any (A) notice, claim or indemnification request asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred or (B) request that such Company or any of its Subsidiaries consider taking a license under any Patents owned by a third party and no valid basis for any such infringement or misappropriation claim exists. None of the Sellers, the Company or any of its Subsidiaries has knowledge that any third party has misappropriated, infringed, diluted or violated, or is currently misappropriating, infringing, diluting or violating any Company Owned Intellectual Property.

(g)Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Company Owned Intellectual Property. The Company Owned Intellectual Property and Company Licensed Intellectual Property constitutes all Intellectual Property necessary for the conduct of the Business.

(h)The execution, delivery and performance by the Sellers of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby, will not give rise to any right of any third party to terminate or re-price or otherwise modify any of the Company’s or any of its Subsidiaries’ rights or obligations under any agreement under which any right or license of or under Intellectual Property is granted to or by the Company or any of its Subsidiaries.

(i)None of the Intellectual Property used in the commercial exploitation of products or the provision of services by or on behalf of the Company or any of its Subsidiaries is subject to any licensing terms requiring the distribution of source code in connection with the distribution of any portion of such Intellectual Property or that prohibits the Company or any of its Subsidiaries from charging a fee or otherwise limits the Company’s or any of its Subsidiaries’ freedom of action with regard to seeking compensation in connection with sublicensing or distributing any portion of such Intellectual Property (whether in source code or executable code form) or similar obligations that require the disclosure, redistribution or licensing of any source code underlying any such Intellectual Property. The Company and its Subsidiaries do not distribute or host any Open Source Materials with any of the Company’s or its Subsidiaries’ products in a manner that would obligate the Company or its Subsidiaries to disclose or distribute any of the Company’s or its Subsidiaries’ products in source code form (other than the applicable Open Source Materials components) or license or otherwise make available any of the Company’s or its Subsidiaries’ products on a royalty-free basis (other than the applicable Open Source Materials).

(j)No source code of any software owned by the Company or any of its Subsidiaries has been licensed or otherwise provided to a third party other than to consultants and contractors performing work on behalf of the Company or any of its Subsidiaries who are bound by confidentiality obligations with respect to such source code. Neither the Company nor any of its Subsidiaries has disclosed or delivered to any escrow agent or any other Person any of the source code of any software owned by the Company or any of its Subsidiaries, and no Person has the right, contingent or otherwise, to obtain access to or use any such source code. The Company and its Subsidiaries have in their possession all of the source code and all related technical and other information required to enable their appropriately skilled employees to maintain and support the Company and its Subsidiaries’ proprietary software.

(k)The Company or its Subsidiary, as the case may be, owns or has rights to access and use all Domains and all internal computer and technology systems used to process, store, maintain and operate data, information and functions used in connection with the Business or otherwise necessary for the conduct of the Business. The Company and its Subsidiaries have taken all reasonable steps to secure such internal computer and technology systems from unauthorized access or use by any Person, and to enable the continued, uninterrupted and error-free operation of such systems. Such systems are adequate for the operation of the Business and are in good working condition (normal wear and tear excepted), and are free of all viruses, worms, Trojan horses and other known contaminants and do not contain any bugs, errors or problems of a nature that would disrupt their operation or have an adverse impact on the operation of such systems. There has not been any malfunction with respect to any of such systems since the Look-Back Date that has not been remedied or replaced. No capital expenditures are necessary with respect to the use of such systems other than capital expenditures in the ordinary course of business that are consistent with the past practice of the Company Group.

(l)No government funding, facilities or resources of a university, college, other educational institution or research center was used in the development of any Company Owned Intellectual Property. No employee of the Company or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of any Company Owned Intellectual Property, has performed services for the government, university, college, or other educational institution or research center with respect to technology or inventions related to Company Owned Intellectual Property during a period of time during which such employee was also performing services for the Company or any of its Subsidiaries.

Section 3.16Taxes.

(a)The Company has at all times since its formation properly been treated as a partnership within the meaning of Treasury Regulations §301.7701-3(b)(1)(i) for U.S. federal (and, where applicable, state and local) Tax purposes, and has not filed an election to be classified as an association taxable as a corporation under Treasury Regulation §301.7701-3.

(b)Each of AR Intermediate, LLC and AR Midco, LLC has at all times since its respective formation properly been treated as an entity disregarded as separate from the Company within the meaning of Treasury Regulations §301.7701-3(b)(1)(ii) for U.S. federal (and, where applicable, state and local) Tax purposes, and has not filed an election to be classified as an association taxable as a corporation under Treasury Regulation §301.7701-3.

(c)The status of AppRiver for U.S. federal (and, where applicable, state and local) Tax purposes is as follows:

(i)At all times since October 2, 2017, AppRiver has properly been treated as an entity disregarded as separate from the Company within the meaning of Treasury Regulations §301.7701-3(b)(1)(ii) for U.S. federal (and, where applicable, state and local) Tax purposes, and has not filed an election to be classified as an association taxable as a corporation under Treasury Regulation §301.7701-3.

(ii)At all times during the period beginning on and including September 29, 2017 and ending on and including October 1, 2017, AppRiver was a validly electing “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code.

(iii)At all times during the period beginning on and including January 1, 2007 and ending on and including September 28, 2017, AppRiver was a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code. AppRiver and its predecessors have never (1) been liable for any Tax under Section 1374 or 1375 of the Code or any similar provision of state, local or foreign Law, or (2) owned (either directly or through any Subsidiaries) any assets whose taxable disposition would result in “recognized built-in gain” within the meaning of Section 1374(d) of the Code.

(d)At all times during the period beginning on and including the date of its formation and ending on and including October 8, 2018, Total Defense, Inc. was a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code.  On October 9, 2018, Total Defense, Inc. converted into Total Defense, LLC, and at all times thereafter, Total Defense, LLC has properly been treated as an entity disregarded as separate from the Company within the meaning of Treasury Regulations §301.7701-3(b)(1)(ii) for U.S. federal (and, where applicable, state and local) Tax purposes. Total Defense, LLC has never (1) been liable for any Tax under Section 1374 or 1375 of the Code or any similar provision of state, local or foreign Law, or (2) owned (either directly or through any Subsidiaries) any assets whose taxable disposition would result in “recognized built-in gain” within the meaning of Section 1374(d) of the Code.

(e)AppRiver Parent, LLC, a Delaware limited liability company, has at all times since its formation been treated as an association taxable as a C corporation under Treasury Regulation §301.7701-3 by filing an appropriate election.

(f)Each of Blocker, the Company, and its Subsidiaries has timely filed (or has had timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it (taking into account for this purpose any extensions), and such Tax Returns are true, correct and complete.  With respect to tax periods ending on or after, December 31, 2015, Blocker and the Company have delivered or made available to the Buyer true, correct and complete copies of (i) all United States federal and state, local and foreign income Tax Returns and other material Tax Returns filed by or on behalf of Blocker, the Company and each of its Subsidiaries, and (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority relating to Taxes, and all requests for any of the foregoing, with respect to Blocker, the Company and each of its Subsidiaries.

(g)Each of Blocker, the Company and its Subsidiaries has fully and timely paid all Taxes that have become due and payable in accordance with applicable Law (whether or not such Taxes were shown or reportable on any Tax Return).  The accrual for Tax liability (not to include any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected in the 2018 Balance Sheet is sufficient as of its date for the payment of any accrued and unpaid Taxes of any nature of ARI and its Subsidiaries.

(h)Each of Blocker, the Company and its Subsidiaries has withheld or collected all Taxes required to be withheld or collected by or on behalf of Blocker, the Company and its Subsidiaries, and all such Taxes have been paid to the appropriate Governmental Authority or set aside in appropriate accounts for future payment when due.

(i)No written claim has been made by any Governmental Authority in a jurisdiction where Blocker, the Company or any of its Subsidiaries does not file a Tax Return that Blocker, the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(j)None of Blocker, the Company or any of its Subsidiaries has granted any waivers of applicable statutes of limitations with respect to any Taxes owed by Blocker, the Company or any of its Subsidiaries for any year that remains in effect.

(k)None of Blocker, the Company or any of its Subsidiaries has ever received any written notice that it is a party to any Action by any Governmental Authority in respect of any Tax arising out of the operations of Blocker, the Company or any of its Subsidiaries, nor do the Sellers have knowledge of any pending or threatened Action by any Governmental Authority in respect of any such Tax. There are (i) no outstanding asserted deficiencies or assessments of Taxes from any Governmental Authority with respect to Blocker, the Company, or any of its Subsidiaries, or the income, assets, or operations of Blocker, the Company or any of its Subsidiaries that have been received by Blocker, the Company or any of its Subsidiaries and (ii) no outstanding closing agreement, ruling request, or request to consent to change a method of accounting made by Blocker, the Company or any of its Subsidiaries with respect to Taxes.

(l)There are no Tax liens on the assets of Blocker, the Company or any of its Subsidiaries other than (i) liens for Taxes not yet past due or payable, or (ii) liens the validity of which is being contested in good faith by appropriate proceedings and which have been disclosed on Schedule 3.16(m) of the Disclosure Schedules.

(m)None of Blocker, the Company or any of its Subsidiaries (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity or similar agreement (ii) has any liability for the Taxes of any other Person as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law or (iii) has any liability for the Taxes of any Person as a transferee or successor, by contract or otherwise..

(n)None of Blocker, the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period ending after the Closing Date as a result of (i) any change in method of accounting made prior the Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed prior to the Closing, (iii) the installment method of accounting, the completed contract method of accounting, the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (iv) any prepaid amount or deferred revenue received prior to the Closing, (v) any election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Law) made prior to the Closing, or (vi) any open transaction disposition made prior to the Closing.

(o)None of Blocker, the Company or any of its Subsidiaries has made any election under Section 965(h) of the Code.

(p)None of Blocker, the Company or any of its Subsidiaries has entered into or participated in any “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b) or Section 6111 of the Code or any analogous provisions of state or local Law.

(q)None of Blocker, the Company or any of its Subsidiaries has entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8 or transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(r)None of Blocker, the Company or any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or Contract that could be treated as a partnership for federal income Tax purposes.

(s)All information submitted by or on behalf of the Company and its Subsidiaries to taxing authorities in connection with the VDA Process is and was true, accurate and complete in all material respects.

(t)Each of Blocker, the Company and its Subsidiaries has at all times since January 1, 2014 used the accrual method of accounting for income Tax purposes.

(u)None of the Company’s Subsidiaries that is not a United States person within the meaning of Section 7701(a)(30) of the Code (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, (ii) is or was a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (iii) has elected under Section 897(i) of the Code to be treated as a domestic corporation.

(v)No current or former non-U.S. Subsidiary of the Company has invested in “United States property” within the meaning of Section 956 of the Code.

(w)Neither Blocker nor the Company has any potential liabilities for Taxes by reason of the application of Section 965(i)(5) of the Code.

(x)For U.S. federal income tax purposes, the Blocker’s allocable share of the Deferred Taxable Income Amount will not exceed the amount of the Blocker’s net operating losses by more than $2,200,000 as of the Closing Date.

Section 3.17Environmental Matters.

(a)Each of the Company and its Subsidiaries is and has been in compliance with all applicable Environmental Laws. None of the Company, any of its Subsidiaries or any of its or their executive officers has received since January 1, 2015, nor is there any basis for, any notice, request for information, communication or complaint from a Governmental Authority or other Person alleging that the Company or any of its Subsidiaries has any liability under any Environmental Law or is not in compliance with any Environmental Law.

(b)No Hazardous Substances are or have been present, and there is and has been no Release or threatened Release of Hazardous Substances nor any Remediation or corrective action of any kind relating thereto, on, in, at or under any properties (including any buildings, structures, improvements, soils or subsurface strata, surface water bodies or drainage ways, and ground waters thereof) (i) currently or formerly owned, leased or operated by or for the Company or any of its Subsidiaries or any predecessor company; (ii) to which the Company or any of its Subsidiaries has sent any Hazardous Substances; or (iii) with respect to which the Company or any of its Subsidiaries may reasonably be expected to have any liability. No underground improvement, including any treatment or storage tank or water, gas or oil well, is or has been located on any property described in the foregoing sentence.

(c)There is no pending or threatened investigation by any Governmental Authority, nor any pending or threatened Action with respect to the Company or any of its Subsidiaries relating to Hazardous Substances or otherwise under any Environmental Law.

(d)Each of the Company and its Subsidiaries holds all Environmental Permits that are required to be held by it under applicable Environmental Law, and is and has been in compliance therewith. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) require any notice to or consent of any Governmental Authority or other Person pursuant to any applicable Environmental Law or Environmental Permit or (ii) subject any Environmental Permit to suspension, cancellation, modification, revocation or nonrenewal.

(e)The Company and its Subsidiaries have provided to the Buyer all Permits, audits and other reports pertaining to compliance with Environmental Law and all “Phase I,” “Phase II” or other environmental reports in their possession, or to which they have reasonable access, addressing every location ever owned, operated or leased by the Company or any of its Subsidiaries or at which the Company or any of its Subsidiaries actually or may reasonably be expected to have liability under any Environmental Law.

Section 3.18Material Contracts.

(a)Except as set forth in Schedule 3.18(a) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract of the following nature (such Contracts as are required to be set forth in Schedule 3.18(a) of the Disclosure Schedules being “Material Contracts”):

(i)any Contract for the sale of goods or services or the purchase of goods or services by the Company or any of the Subsidiaries involving receipts or payments in excess of $100,000 in the aggregate, which goods or services have not been fully delivered or performed as of the date hereof;

(ii)any Contract relating to or evidencing Indebtedness in excess of $100,000;

(iii)any Contract pursuant to which the Company or any of its Subsidiaries has provided funds to or made any loan, capital contribution or other investment in, or assumed, guaranteed or agreed to act as surety for, any liability or obligation of, any Person, including take-or-pay contracts or keepwell agreements;

(iv)any Contract with any Governmental Authority (excluding customer contracts with governmental customers entered into in the ordinary course of business involving receipts or payments of less than $25,000 in the aggregate);

(v)any Contract with any Related Party of the Company or any of its Subsidiaries;

(vi)any Contract that limits, or purports to limit, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of the Company and its Subsidiaries to sell to or purchase from any Person or to hire any Person, contains any other provision granting “exclusivity”;

(vii)any Contract that grants the counterparty or any third party (A) “most favored nation” status, (B) any rebate, credit or other analogous benefit (whether upon the satisfaction of milestones or otherwise), or (C) any other price protection, price adjustment or discount rights;

(viii)any Contract that requires a consent to or otherwise contains a provision relating to a “change of control” or that requires a consent to the transactions contemplated by this Agreement or the Ancillary Agreements;

(ix)any Contract pursuant to which the Company or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than the Company or a Subsidiary thereof), (A) any real property or (B) any tangible personal property and, in the case of clause (B), that involves an aggregate future or potential liability or receivable, as the case may be, in excess of $25,000;

(x)any Contract for the sale or purchase of any real property, or for the sale or purchase of any tangible personal property in an amount in excess of $25,000;

(xi)any Contract providing for material indemnification rights or obligations to or from any Person with respect to liabilities relating to the Company or any of its Subsidiaries, other than Contracts entered into in the ordinary course of business;

(xii)(A) Inbound License Agreement; (B) Outbound License Agreement (other than customer contracts entered into in the Company Group’s ordinary course of business); or (C) Contract that limits the Company Group’s rights to use, or enforce or register Intellectual Property owned, used, or held for use by the Company or any of its Subsidiaries, including covenants not to sue and coexistence agreements.

(xiii)any joint venture or partnership, merger, asset or stock purchase or divestiture Contract relating to the Company or any of its Subsidiaries and any letter of intent or term sheet relating to any prospective future joint venture, partnership, acquisition or divestiture;

(xiv)any Contract that is a collective bargaining agreement or other agreement with any labor union or similar organization;

(xv)any hedging, futures, options or other derivative Contract;

(xvi)any Contract for the purchase of any debt or equity security or other ownership interest of any Person, or for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company or any of its Subsidiaries;

(xvii)any Contract relating to settlement of any administrative or judicial proceedings since the Look-Back Date;

(xviii)any Contract that results in any Person holding a power of attorney from the Company or any of its Subsidiaries that relates to the Company, any of its Subsidiaries or any of their respective businesses;

(xix)any Contract where the any member of the Company Group is subject to unlimited liability for the breach or violation of, or noncompliance with, any Privacy and Information Security Requirement; and

(xx)any other Contract, whether or not made in the ordinary course of business that (A) involves a future or potential liability or receivable, as the case may be, in excess of $100,000 on an annual basis or in excess of $100,000 over the current Contract term, (B) has a term greater than one year and, except for customer Contracts of the Company and/or any of its Subsidiaries, cannot be cancelled by the Company or a Subsidiary of the Company without penalty or further payment and without more than 30 days’ notice or (C) is material to the business, operations, assets, financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole.

(b)Each Material Contract is a legal, valid, binding and enforceable agreement of the Company or Subsidiary party thereto (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)) and each other party thereto, and is in full force and effect and, except as set forth on Schedule 3.18(b) of the Disclosure Schedules, will continue to be in full force and effect on identical terms immediately following the Closing Date. None of the Company or any of its Subsidiaries or any other party is in breach or violation of, or (with or without notice or lapse of time or both) default under, any Material Contract, nor has the Company or any of its Subsidiaries received any written, or reasonably definitive oral indication of a, claim of any such breach, violation or default. The Sellers have delivered or made available to the Buyer true and complete copies of all Material Contracts, including any amendments thereto. For the avoidance of doubt, all documents and other materials posted in the Data Room and available for review by the Buyer or its Representatives for at least 3 Business Days prior to the date hereof shall be deemed delivered and made available to the Buyer and its Representatives for purposes of this Agreement.

Section 3.19Affiliate Interests and Transactions. Except for this Agreement and the Employment Agreements, there are no Contracts by and between the Company or any of its Subsidiaries, on the one hand, and any Related Party of the Sellers or the Company or any its Subsidiaries, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from the Company or any of its Subsidiaries (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters), excluding any such Contracts entered into in such Related Party’s capacity as a director or officer and listed on Schedule 3.19 of the Disclosure Schedules.

Section 3.20Insurance.  The Sellers have been covered since its formation by insurance in scope and amount customary and reasonable for businesses of the same size and nature and with similar risk exposures as the Company Group. Schedule 3.20 of the Disclosure Schedules contains a true and complete list of all policies of fire and casualty, property, worker’s compensation, directors and officers liability, general liability, product liability, cyber-security liability, other liability, errors and omissions, cybersecurity and all other types of insurance policies maintained with respect to the Company or any of its Subsidiaries, together with the carriers, the policy number, the nature of coverage provided, and liability limits for each such policy, copies of which have been provided to the Buyer. All such policies are in full force and effect. All premiums with respect thereto have been paid to the extent due. None of the Company or its Subsidiaries have received written notice, or a reasonably definitive oral indication, of, nor is there threatened, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy. There are no disputes between the Company or its Subsidiaries and any of the underwriters of said policies. The types and amounts of coverage provided in such insurance policies are usual and customary in the context of the Business and such policies are sufficient for compliance with all applicable Laws, the Contracts, any lien instruments and lease agreements for the Leased Real Property.

Section 3.21Data Protection and Security.

(a)The Company and each of its Subsidiaries are, and have at all times been, in compliance with (i) all Privacy and Information Security Requirements, (ii) any and all agreements, including privacy policies and other Contracts (including data protection addendums or portions thereof) in effect between such member of the Company Group and customers and end users of such Company Group’s products and services, and (iii) Contracts (including data protection addendums or portions thereof) between such Company or any of its Subsidiaries, and any third parties, including vendors, marketing affiliates, and other business partners (such policies and Contracts being hereinafter referred to as “Data Protection Agreements”). The Company has delivered or made available to the Buyer accurate and complete copies of all Data Protection Agreements of the Company and its Subsidiaries or those of third parties to which the Company and its Subsidiaries is otherwise bound. The Company and its Subsidiaries, as applicable, has all required approvals to transfer those Data Protection Agreements to the Buyer in connection with the execution, delivery, or performance of this Agreement or the consummation of any of the transactions contemplated by this Agreement. The Company and its Subsidiaries have confidentiality and other necessary agreements in place with all third parties or other Persons whose relationship with the Company or any of its Subsidiaries relates to or in any way invokes Privacy and Information Security Requirements of either or both parties. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement will result in any violation of any Data Protection Agreement or any Privacy and Information Security Requirements. The Company and each of its Subsidiaries have taken all necessary steps, including implementation of administrative, physical and technical safeguards, to provide for the physical and electronic security, continuity, integrity and availability of the Company Group products and services, the Company Group equipment and systems protected thereby, and other data stored or contained therein and to guard against any unauthorized access or use thereof.  There have not been any unauthorized physical intrusions, or any unauthorized access or use, of any of the Company Group equipment or systems, that affected the Company and its Subsidiaries, their customers, end users, vendors or any third parties or compromised the data stored or contained therein. No Person has made any illegal or unauthorized use of Personal Data that was collected or processed by or on behalf of the Company or its Subsidiaries. Further, there has not been any breach in connection with Personal Data that would require the Company or any of its Subsidiaries to notify a Person or Governmental Authority of such breach. There is no pending Action, and no Person has threatened to commence any Action alleging that any Person has made any illegal or unauthorized use of Personal Data that was collected or processed by or behalf of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has implemented fully and maintains all necessary policies, programs and procedures for the Privacy and Information Security Requirements. The Company will make available to the Buyer true and correct copies of all applicable written policies and procedures. There has not been a violation of any Law or Privacy and Information Security Requirement relating to or arising out of the Company Group’s policies, programs and procedures.

(b)(i) The advertisers and other Persons with which the Company or its Subsidiaries have entered into Data Protection Agreements have not breached any such Data Protection Agreements or Privacy and Information Security Requirements, (ii) the Company and its Subsidiaries do not serve advertisements into advertising inventory created by downloadable software that launches without a user’s express activation and (iii) the Company and its Subsidiaries have not received any notices or complaints relative to software downloads that resulted in the installation of any of the Company’s or its Subsidiaries’ tracking technologies.

(c)Each of the Company and each of its Subsidiaries is in compliance, with and has at all times complied with all applicable requirements contained in the Payment Card Industry Data Security Standards (“PCI DSS”) relating to “cardholder data” (as such term is defined in the PCI DSS, as amended from time to time) with respect to all such cardholder data that has come into its possession. Neither the Company nor any of its Subsidiaries has received written notice that it is in non-compliance with any PCI DSS standards. The Company and its Subsidiaries are in compliance with all PCI DSS standards that are expected to be implemented in the 12 months following the date hereof. Neither the Company nor any of its Subsidiaries has ever experienced a breach involving any such cardholder data.

Section 3.22Customers and Suppliers.

(a)Schedule 3.22(a) of the Disclosure Schedules sets forth a true and complete list of (i) the names and addresses of all customers of the Company and its Subsidiaries with a billing for each such client of $100,000 or more during the 12 months ended October 31, 2018, (ii) the amount for which each such client was invoiced during such period and (iii) the percentage of the consolidated total sales of the Company and its Subsidiaries represented by sales to each such customer during such period. None of the Company and its Subsidiaries have received any written, or reasonably definitive oral, notice or has any reason to believe that any of such clients (A) has ceased or substantially reduced, or will cease or substantially reduce, use of products or services of the Company or its Subsidiaries or (B) has sought, or is seeking, to reduce the price it will pay for the services of the Company or its Subsidiaries.

(b)Schedule 3.22(b) of the Disclosure Schedules sets forth a true and complete list of (i) all suppliers and service providers of the Company and its Subsidiaries from which the Company or a Subsidiary ordered products or services with an aggregate purchase price for each such supplier or service provider of $100,000 or more during for the 12 months ended October 31, 2018 and (ii) the amount for which each such supplier or service provider invoiced the Company or such Subsidiary during such period. None of the Company and its Subsidiaries have received any written, or reasonably definitive oral, notice or has any reason to believe that there will be any material adverse change in the provision or price of such supplies or services.

Section 3.23Brokers. Except as set forth on Schedule 3.23 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Sellers, the Company or any of its Subsidiaries.

Section 3.24Absence of Certain Business Practices. Neither the Company, its Subsidiaries or the Sellers, nor any employee, manager, officer, director or Affiliate of any of them, or any other Person acting on behalf of any of them, has, with respect to, on behalf of or to otherwise further the interests of the Company Group or the Sellers, (a) used funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payment to foreign or domestic government officials or employees, (c) established or maintained any unlawful or unrecorded funds or other assets or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions; (d) made any bribe, kickback or other unlawful payment or (e) made any favor or gift which is not, in good faith, believed by such Person to be fully deductible for any income Tax purposes and which was, in fact, so deducted.

Section 3.25Product and Service Warranties. Each product or service sold, licensed, distributed, delivered or offered by the Company or its Subsidiaries is in conformity with all applicable contractual commitments and all express warranties, and none of the Company or its Subsidiaries has any liability, and there is no basis for any present or future Claim against the Company or any of its Subsidiaries giving rise to any liability, for violations thereof or other damages in connection therewith. No product sold, licensed, distributed or delivered by the Company or any of its Subsidiaries is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease, except for such guarantees, warranties and indemnities that are implied under applicable law and not disclaimable.

Section 3.26Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Company or its Subsidiaries that are presently in effect.

Section 3.27No Other Representations of the Sellers. The representations and warranties made by the Sellers and the Company Group in this Agreement (as modified by the Disclosure Schedules) are the exclusive representations and warranties made by the Sellers and the Company Group in connection with the transactions contemplated by this Agreement. Each of the Sellers and the Company Group hereby disclaims any other express or implied representations or warranties with respect to such matters. Except for the representations and warranties in this Agreement (as modified by the Disclosure Schedules), each of the Sellers and the Company Group hereby disclaims, on behalf of itself, its Affiliates and its Representatives (a) any other representations or warranties, whether made by a member of the Company Group, the Sellers, their respective Affiliates or any of their respective Representatives or any other Person and (b) all liability and responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated, or furnished (orally or in writing) to the Buyer or its Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to the Buyer, its Affiliates or their respective Representatives by the Company Group or the Sellers, their respective Representatives or any of their respective Affiliates). Notwithstanding the foregoing, each of the Sellers and the Company Group hereby expressly agrees and acknowledges that the Buyer may rely, and is relying, on the representations and warranties in this Agreement (as modified by the Disclosure Schedules).

Section 3.28No Other Representations of the Buyer; Non-Reliance.  Except for the specific representations and warranties made by the Buyer in this Agreement (as modified by the applicable schedule(s), if any), (a) the Sellers and the Company Group acknowledges and agrees that (i) neither the Buyer nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Buyer or any of its Affiliates and Subsidiaries, in respect of its or their business, the Buyer, the Buyer’s Affiliates, the Buyer’s subsidiaries, or any of the Buyer’s or its Affiliates’ and Subsidiaries’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Buyer’s business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Buyer or any of the Buyer’s Affiliates or Subsidiaries furnished to the Sellers or the Company Group or their Representatives or made available to the Seller or the Company Group or its or their Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever, and (ii) no officer, agent, representative or employee of the Buyer or any of its Affiliates and Subsidiaries has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided; and (b) the Sellers and the Company Group specifically disclaim that they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person, and acknowledge and agree that the Buyer has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Sellers as follows:

Section 4.1Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 4.2Authority. The Buyer has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will have been, duly executed and delivered by the Buyer and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will constitute, the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms.

Section 4.3No Conflict; Required Filings and Consents.

(a)The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which the Buyer will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i)conflict with or violate the articles of incorporation or bylaws of the Buyer;

(ii)conflict with or violate any Law applicable to the Buyer; or

(iii)result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which the Buyer is a party;

except for any such conflicts, violations, breaches, defaults or other occurrences that do not, individually or in the aggregate, materially impair the ability of the Buyer to consummate, or prevent or materially delay, any of the transactions contemplated by this Agreement or the Ancillary Agreements or would reasonably be expected to do so.

(b)The Buyer is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which it will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) any filings required to be made under the HSR Act, (ii) such filings as may be required by any applicable federal or state securities or “blue sky” laws and (iii) such notices, authorizations, approvals, orders, permits or consents, the failure of which to be obtained or made, individually or in the aggregate, have not and would not reasonably be expected to materially impair, or prevent or materially delay, the ability of the Buyer to consummate any of the transactions contemplated by this Agreement or any Ancillary Agreement.

Section 4.4Brokers. Except as set forth on Schedule 4.4 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyer.

Section 4.5Investment Representations.

(a)The Buyer is acquiring the Equity Interests for its own account (or for the account of an Affiliate designated pursuant to Section 2.2(d)) for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Equity Interests in a manner that would violate the registration requirements of the Securities Act.

(b)The Buyer understands that the Equity Interests have not been registered under the Securities Act, on the basis that no distribution or public offering of the equity of the Company is to be effected. The Buyer realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Buyer has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Buyer has no such present intention.

(c)The Buyer recognizes that the Equity Interests must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. The Buyer recognizes that the Company has no obligation to register the Equity Interests or to comply with any exemption from such registration.

(d)The Buyer is aware that the Equity Interests may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met, including, among other things, the existence of a public market for the units, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of units being sold during any three month period not exceeding specified limitations. The Buyer is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company presently has no plans to satisfy these conditions in the foreseeable future.

(e)The Buyer is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(f)The Buyer acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Company Group and has been furnished with or given adequate access to such information necessary or appropriate to make an informed decision with respect to the Equity Interests.

(g)The Buyer has such knowledge and experience in business and financial matters so as to enable it to understand the risks of and form an investment decision with respect to the acquisition of the Equity Interests in the transactions contemplated hereby and protect its own interests in connection with the same.

Section 4.6Litigation. There is no Action pending or, to the Buyer’s knowledge, threatened against the Buyer or any of its Affiliates seeking to specifically prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.7Funds.

(a)The Buyer has delivered to the Sellers: (i) a true, correct and complete executed copies of the Debt Commitment Letter and Redacted Fee Letter, dated as of the date hereof, providing the terms and conditions upon which the lenders and other Financing Sources named therein have committed, subject to the terms and conditions set forth therein, to provide to the Buyer the amount of debt financing set forth therein (the “Debt Financing”); and (ii) an executed copy of the Equity Purchase Agreement, dated as of the date hereof, pursuant to which each of the investors named therein (“Investors”) has committed to purchase securities of the Buyer up to the amount set forth therein, subject to the terms and conditions set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b)As of the date of this Agreement, the Debt Commitment Letter and the Equity Purchase Agreement (i) in the forms so delivered are valid and in full force and effect, (ii) have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect, and the respective obligations and commitments contained therein have not been withdraw, terminated or rescinded in any respect and (iii) are legal, valid and binding obligations on the Buyer and, to the knowledge of the Buyer, the other parties thereto, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date hereof, there are no engagement letters, fee letters, side letters, commitment letters, or other agreements or contracts (except for the Redacted Fee Letter and customary engagement letters with respect to the Debt Financing) in respect of the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in or contemplated by the Debt Commitment Letter or the Equity Purchase Agreement.  The Debt Commitment Letter and the Equity Purchase Agreement contain all of the conditions precedent to the obligations of the parties thereunder to fund the full amount of the Financing contemplated by the Debt Commitment Letter and the Equity Purchase Agreement.

(c)The aggregate proceeds from the Financing (after netting out or paying for applicable fees, original issue discount and similar premiums and charges) that will reduce, or be netted from, or otherwise payable from the proceeds of, in each case, on the Closing Date, the Financing (including any alternative debt financing contemplated thereby pursuant to Section 5.5(c)) provided under the Debt Commitment Letter and the Equity Purchase Agreement, plus cash on hand of Buyer will be sufficient to fund all of the amounts required to be provided by Buyer for the consummation of the transactions contemplated hereby on the Closing Date. There is no condition precedent related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Debt Commitment Letter and the Equity Purchase Agreement.

(d)Assuming the satisfaction of the conditions precedent to the Buyer’s obligation to effect the Closing hereunder, (i) no event has occurred which, with or without notice, lapse of time or both, would constitute or would reasonably be expected to constitute a default or breach on the part of Buyer under any term, or a failure of any condition or inability to satisfy any conditions precedent to funding the full amount of the Financing, of any of the Debt Commitment Letter or the Equity Purchase Agreement or otherwise result in any portion of the Financing to be unavailable or delayed and (ii) the Buyer does not have reason to believe that it would be unable to satisfy on a timely basis any condition of the Debt Commitment Letter or the Equity Purchase Agreement required to be satisfied by it or that any portion of the Financing contemplated thereby will be unavailable to Buyer at the Closing. Buyer has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter or the Equity Purchase Agreement that are due and payable on or before the date of this Agreement. Buyer is not in breach of any of the material terms or conditions set forth in any Debt Commitment Letter or the Equity Purchase Agreement.

(e)For the avoidance of doubt, the Buyer expressly acknowledges and agrees that the obligations of Buyer under this Agreement are not subject to any conditions regarding Buyer’s or its Affiliates or any other Person’s ability to obtain any financing, including the Financing, for the consummation of the transactions contemplated hereby.

Section 4.8Termination Fee. The Buyer has taken any and all actions necessary to ensure that Buyer is permitted to pay the Termination Fee to Sellers, if required pursuant to Section 9.3, (including without limitation ensuring that no restrictions to such payment exist under the Debt Financing documents or any other financing documents currently in place).

Section 4.9No Other Representations of the Buyer.  The representations and warranties made by the Buyer in this Agreement (as modified by the applicable schedule(s), if any) are the exclusive representations and warranties made by the Buyer in connection with the transactions contemplated by this Agreement. The Buyer hereby disclaims any other express or implied representations or warranties with respect to such matters. Except for the representations and warranties in this Agreement (as modified by the applicable schedule(s), if any), the Buyer hereby disclaims, on behalf of itself, its Affiliates and Subsidiaries and its and their respective Representatives (a) any other representations or warranties, whether made by the Buyer, its Affiliates and Subsidiaries and its and their respective Representatives or any other Person and (b) all liability and responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated, or furnished (orally or in writing) to the Sellers, the Company Group, its Affiliates or any of their respective Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to the Sellers, the Company Group, its Affiliates or any of their respective Representatives by the Buyer, its Representatives or any of their respective Affiliates). Notwithstanding the foregoing, the Buyer hereby expressly agrees and acknowledges that the Sellers and the Company Group may rely, and are relying, on the representations and warranties in this Agreement (as modified by the applicable schedule(s), if any).

Section 4.10No Other Representations of the Sellers; Non-Reliance. Except for the specific representations and warranties made by the Sellers in this Agreement (as modified by the Disclosure Schedules), (a) the Buyer acknowledges and agrees that (i) neither the Sellers, the Company Group nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, at law or in equity, on behalf of the Sellers, or the Company Group, in respect of the Company’s business, the Company, the Company’s subsidiaries, or any of the Company’s or its subsidiaries’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Company’s business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company or any Company subsidiary furnished to the Buyer or its Representatives or made available to the Buyer and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever, and (ii) no officer, agent, representative or employee of any of the Sellers, ARI, the Company or any of the Company’s Subsidiaries has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided; (b) the Buyer specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that each member of the Company Group and the Sellers have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) the Buyer specifically disclaims any obligation or duty by the Sellers or the Company Group to make any disclosures of any fact not required to be disclosed pursuant to the specific representations and warranties set forth in Article III of this Agreement.

ARTICLE V
COVENANTS

Section 5.1Conduct of Business Prior to the Closing. Except as otherwise set forth on Schedule 5.1 of the Disclosure Schedules, between the date of this Agreement and the Closing, unless the Buyer shall otherwise agree in writing, the Sellers shall cause the business of Blocker, the Company and its Subsidiaries to be conducted only in the ordinary course of business consistent with past practice, and shall cause Blocker, the Company and its Subsidiaries to (w) preserve substantially intact the Business and their business organization and assets; (x) keep available the services of the current officers, employees and consultants of Blocker, the Company and its Subsidiaries; (y) preserve the current relationships of Blocker, the Company and its Subsidiaries with customers, suppliers and other persons with which Blocker, the Company or any of its Subsidiaries has significant business relations; and (z) keep and maintain their assets and properties in good repair and normal operating condition, ordinary wear and tear excepted. By way of amplification and not limitation, between the date of this Agreement and the Closing Date, the Sellers, in respect of Blocker, the Company or any of its Subsidiaries, shall not, and shall cause each of Blocker, the Company and its Subsidiaries not to, do or propose to do, directly or indirectly, any of the following, except as expressly contemplated by this Agreement or with the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed):

(a)amend or otherwise change its Organizational Documents;

(b)issue, sell, pledge, transfer, dispose of or otherwise subject to any Encumbrance (i) any equity or ownership interest of Blocker, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such equity or ownership interest in Blocker, the Company or any of its Subsidiaries, or (ii) any properties or assets of Blocker, the Company or any of its Subsidiaries, other than sales or transfers of inventory in the ordinary course of business consistent with past practice;

(c)declare, set aside, make or pay any non-cash dividend or other distribution on or with respect to the Equity Interests, any of its capital stock or other equity or ownership interest;

(d)reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its membership interests (including the Equity Interests) or other equity or ownership interest, or make any other change with respect to its capital structure;

(e)acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition, letter of intent or similar contract or arrangement;

(f)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Blocker, the Company or any of its Subsidiaries, or otherwise alter Blocker, the Company’s or a Subsidiary’s corporate structure;

(g)incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business consistent with past practice and in any case not in excess of $100,000 in the aggregate; provided, that in no event shall the Company or any of its Subsidiaries incur, assume or guarantee any long-term indebtedness for borrowed money,

(h)amend, waive, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ rights thereunder, or enter into any Contract other than in the ordinary course of business consistent with past practice that would, if entered into prior to the date hereof, be a Material Contract;

(i)authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $50,000 or capital expenditures that are, in the aggregate, in excess of $100,000 for the Company and its Subsidiaries taken as a whole;

(j)enter into any lease of real or personal property or any renewals thereof involving a term of more than one year or rental obligation exceeding $75,000 per year in any single case;

(k)(i) establish, enter into, adopt, modify or terminate (or otherwise cause any of the foregoing with respect to) any Plan, make any contribution with respect to any Plan, if applicable (other than regularly scheduled contributions), (ii) materially increase in any manner the benefits of any current or former manager, officer, director, or employee or other personnel (whether employees or independent contractors) or(iii) grant any equity or equity based awards;

(l)terminate any employee with a base salary in excess of $125,000 other than for cause or in the ordinary course of business consistent with past practice;

(m)hire or appoint any new officers, directors or executive employees who in each case, is entitled to greater than $100,000 in total annual cash compensation from the Company or any of its Subsidiaries, except (i) to replace former employees in similar positions at similar compensation levels or (ii) for any new employees hired into such positions in the ordinary course of business consistent with past practice;

(n)materially increase the compensation payable or to become payable or the benefits provided to its directors, managers, officers or employees, except for normal merit and cost-of-living increases consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not directors, managers or officers of the Company or any of its Subsidiaries and who receive less than $100,000 in total annual cash compensation from the Company or any of its Subsidiaries, or grant any material severance or termination payment to, or pay, loan or advance any amount to, any director, manager, officer or employee of the Company or any of its Subsidiaries;

(o)enter into or amend any Contract with any Related Party of the Company or any of its Subsidiaries;

(p)make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

(q)other than any such action taken pursuant to the VDA Process, revoke or modify any material Tax election (except as expressly contemplated by this Agreement), take any action that results in the Company being treated as a corporation, or in any change in the tax classification of any its Subsidiaries, for U.S. federal (and, where applicable, state and local) Tax purposes, change any annual Tax accounting period, change any Tax method of accounting, enter into any closing agreement with respect to any Tax, settle or compromise any material Tax liability or material Tax claim, surrender any right to claim a material Tax refund, offset or other material reduction in Tax, file any Tax Return inconsistent with past practice (except as otherwise required by applicable Law), or amend any Tax Return other than as permitted pursuant to Section 6.2;

(r)cancel, compromise, waive or release any material right or claim other than in the ordinary course of business consistent with past practice;

(s)permit the lapse of any existing material policy of insurance relating to the business or assets of the Company and its Subsidiaries;

(t)permit the lapse of any material right relating to Intellectual Property or any other intangible asset of the Company or any Subsidiary thereof;

(u)enter into any Outbound License Agreements with respect to the Company Owned Intellectual Property (other than customer agreements entered into in the ordinary course of business);

(v)accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice;

(w)commence any Action involving claims in excess of $50,000;

(x)settle any Action involving claims or payments in excess of $50,000, involving equitable or injunctive relief or any claim that would impose criminal liability or damages; or

(y)announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

Section 5.2Covenants Regarding Information.

(a)From the date hereof until the Closing Date, the Sellers shall, and shall cause Blocker, the Company and its Subsidiaries, and their respective Representatives, to, afford the Buyer and its Representatives complete access (including for inspection and copying) at all reasonable times during normal business hours, and with reasonable prior notice to the Representatives, properties, offices, plants and other facilities, books and records of Blocker, the Company and each of its Subsidiaries, and shall furnish the Buyer with such financial, operating and other data and information as the Buyer may reasonably request. Notwithstanding anything in this Section 5.2 to the contrary, no such investigation or examination shall involve any invasive or intrusive investigation or testing or shall be permitted to the extent that it would require the Sellers to disclose information (i) subject to attorney-client privilege, (ii) which would conflict with any confidentiality obligations to which the Sellers or any member of the Company Group are bound, (iii) in violation of applicable Law, or (iv) that forms a part of the analysis of this Agreement and the transactions contemplated hereby by the Sellers or the Company Group.

(b)On the Closing Date, the Sellers will deliver, or cause to be delivered, to the Buyer all original (and any and all copies of) agreements, documents, and books and records and all computer disks, records or tapes or any other storage medium on which agreements, documents, books and records, files and other information relating to the business and operations of Blocker, the Company and its Subsidiaries are stored, in each case, that are in the possession or under the control of the Sellers. Following the Closing Date, the Sellers shall not retain in its possession or under its control, in any form, any agreements, documents, or books and records, or any computer disks, records or tapes or any other storage medium that contains copies of any agreements, documents, books and records, files and other information relating to the business and operations of Blocker, the Company and its Subsidiaries (including any personal or other information stored on any media by any employees of the Company or any of its Subsidiaries), including any of the foregoing that is stored on any server or other storage media maintained by a third party on behalf of the Sellers (including any “cloud” storage platform). If, notwithstanding the foregoing, the Sellers discover following the Closing Date that they are in possession of or have under their control any agreements, documents, or books and records or any computer disks, records or tapes or any other storage medium on which any agreements, documents, books and records, files and other information relating to the business and operations of Blocker, the Company and its Subsidiaries are stored, the Sellers shall (x) deliver to the Buyer any such information which may not have been previously delivered pursuant to the first sentence of this Section 5.2(b) and (y) thereafter permanently delete and erase all such information (including all copies thereof) in its possession or under its control as soon as reasonably practicable.

(c)Notwithstanding the provisions of Section 5.2(b), the Sellers shall not be required to deliver information to the Buyer to the extent disclosure of such information would (i) jeopardize any attorney-client privilege, protection under the work product doctrine or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof.

Section 5.3Exclusivity. The Sellers agree that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, they shall not, and shall take all action necessary to ensure that none of Blocker, the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives shall, directly or indirectly:

(a)solicit, initiate, knowingly encourage or accept any other proposals or offers from any Person (i) relating to any direct or indirect acquisition or purchase of all or any portion of the membership interests or other equity or ownership interest of the Company Group or any assets of the Company or any of its Subsidiaries, other than inventory to be sold in the ordinary course of business consistent with past practice, (ii) to enter into any merger, consolidation or other business combination relating to the Company Group or (iii) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company Group; or

(b)with the intention of doing so, participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing in clause (a) above. The Sellers immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing in clause (a) above.

The Sellers shall notify the Buyer promptly, but in any event within 24 hours, orally and in writing if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made. Any such notice to the Buyer shall indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or other contact and, to the extent known, the terms and conditions of such proposal, offer, inquiry or other contact. The Sellers shall not, and shall cause the Company and each of its Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party, without the prior written consent of the Buyer.

Section 5.4Cooperation with the Debt Financing.  Until the Closing, each of the Sellers, Blocker and the Company shall use reasonable best efforts (and shall cause its respective Subsidiaries to us reasonable best efforts), and shall use reasonable best efforts to cause its respective officers, employees, auditors, accountants, attorneys, agents and representatives, in each case, with appropriate seniority and expertise, to provide to the Buyer on a timely basis, all cooperation and assistance reasonably requested by the Buyer that is customary for debt financings of the type contemplated by the Debt Commitment Letter or as reasonably requested by any Financing Source, including: (i) promptly delivering the Financial Statements, the 2018 Balance Sheet, the Interim Financial Statements and the Pre-Closing Monthly Financial Statements and other financial information readily available to the Company regarding the Company and its Subsidiaries as may be reasonably requested by the Buyer in connection with the Debt Commitment Letter or syndication of the Debt Financing; (ii) participating in a reasonable number of meetings, conference calls, presentations and due diligence sessions that are customary for financings similar to the Debt Financing at such times and locations mutually agreed upon; (iii) reasonably assisting the Buyer with the preparation of customary materials, including customary lender and investor presentations, offering memoranda, rating agency presentations, and similar materials (including customary representation letters and authorization letters reasonably requested by the Buyer; (iv) providing reasonably requested financial information necessary for the Buyer to prepare customary pro forma financial statements as required by paragraph 9 of Exhibit C to the Debt Commitment Letter (provided, that such pro forma financial statements shall be solely the responsibility of the Buyer and the Sellers, Blocker and the Company shall have no responsibility for the preparation, accuracy or reasonableness thereof); (v) assisting in the preparation, execution and delivery of the definitive financing documents and facilitating the granting of a security interest (and perfection thereof) in collateral, in each case, as may reasonably be requested by the Buyer, including obtaining the Debt Payoff Letters and related release documents in connection with the Payoff Indebtedness (provided, that any of the foregoing shall be subject to the occurrence of Closing); (vi) at least 3 Business Days prior to Closing, furnishing the Buyer’s Financing Sources promptly with all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations reasonably requested by such Financing Sources, in each case, to the extent reasonably requested by Buyer in writing at least 10 Business Days prior to the Closing; (vii) assisting the Buyer and Buyer’s Financing Sources with leveraging existing lending relationships of the Company to the extent reasonably requested by the Buyer; (viii) causing direct contact between the Company’s senior management, on the one hand, and the Financing Sources, on the other hand, at such times and locations mutually agreed upon; and (ix) taking all corporate or other equivalent organizational actions reasonably requested by the Buyer to permit the consummation of the Debt Financing (provided, that such actions shall not be required to be effective until the Closing).

Notwithstanding anything in this Section 5.4 to the contrary, (A) neither the Company, Blocker nor the Sellers shall be required to pay any commitment fee or similar fee or reimburse any expenses or provide any indemnities, in each case in connection with the Financings other than for which the Company, Blocker or Sellers, as applicable, have received prior reimbursement by Buyer, (B) no director, officer, employee, agent, auditor, attorney, representative or Affiliate of the Company Group shall incur any personal liability and none of the boards of directors (or equivalent bodies) or officers of the Sellers, Blocker and the Company or its Subsidiaries shall be required to adopt any resolutions or take similar actions approving or authorizing the execution of the Debt Financing that would be effective prior to the Closing (other than in respect of the authorization letter), (C) no obligation of the Company, its Subsidiaries or any of their respective directors, officers or employees under any certificate, document or instrument executed pursuant to the foregoing shall be effective until the Closing (other than the authorization letter); (D) none of the Sellers, Blocker and the Company or its Subsidiaries or any of their respective directors, officers or employees shall be required to take or permit the taking of any action that would conflict in any material respect with any organizational documents of the Sellers, Blocker and the Company or any of its Subsidiaries; cause any representation, warranty. covenant or other obligation in this Agreement to be breached by the Company, Blocker or Sellers or any condition set forth herein to fail to be satisfied; violate any statutes, laws, ordinances, codes, rules, regulations or governmental requirements in or result in a violation of contract or confidentiality agreement to which the Sellers, Blocker and the Company or any of its Subsidiaries is a party not created in contemplation hereof; or unreasonably interfere with the business or ongoing operations of the Company Group and(E) none of the Sellers, Blocker and the Company or its Subsidiaries or any of their respective directors, officers or employees shall be required to provide any information that it reasonably believes it may not provide by reason of applicable law (including with respect to privacy of employees) or which constitutes information protected by attorney/client privilege (in which case the Company or its Subsidiaries or any of their respective directors, officers or employees agree to promptly notify the Buyer to the extent permitted by law); (F) the Sellers, Blocker and the Company shall not be required to provide any pro forma information, projections, forecasts or forward looking statements (provided, that, notwithstanding anything to the contrary in this Agreement, the Company Group and Seller Representative shall have no responsibility for preparing, and shall assume no liability in connection with, any such pro forma information, projections, forecasts or forward looking statements); (G) the Company, Blocker and Sellers shall not be required to provide any financial statements other than Financial Statements, the 2018 Balance Sheet, the Interim Financial Statements and the Pre-Closing Monthly Financial Statements and (F) the Company, Blocker and Sellers shall have no obligation to provide or arrange for the provisions of any legal opinions, accountants’ comfort letters, reliance letters or the pre-filing of UCC-1 financing statements or the grant of any other Lien or encumbrance resulting in any member of the Company Group being responsible to any third parties (including, without limitation for any representations or warranties prior to Closing)

Nothing contained in this Section 5.4 or otherwise shall require the Company and its Subsidiaries, prior to the Closing, to be a borrower or other obligor with respect to the Debt Financing; provided, the Company and its Subsidiaries may be identified in a confidential information memorandum as a borrower or obligor at Closing. The Buyer shall, promptly upon written request by the Company or the Sellers, reimburse the Company or the Sellers for all reasonable and documented out-of-pocket costs incurred by the Company or the Sellers in connection with such cooperation, except in respect of the preparation of customary historical information furnished by or on behalf of the Company, including financial statements and audits thereof and, in each case, solely to the extent prepared by the Company and Sellers in the ordinary course of business (and not, for the avoidance of doubt, in connection with the Debt Financing).  Buyer shall indemnify, defend and hold harmless the Company, its Subsidiaries or any of their respective directors, officers or employees for and against any and all losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of the Buyer pursuant to this Section 5.4 and any information utilized in connection therewith (other than as a result of producing inaccurate historical information, including financial statements). The Company and the Sellers shall promptly provide the Buyer with an electronic version of the trademarks, service marks and corporate logo of the Company and its Subsidiaries for use in marketing materials for the purpose of facilitating the Debt Financing and the Company hereby consents to the use of its and the Company’s and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is  reasonable and customary and that is not intended to or reasonably likely to harm or disparage the Company and its Subsidiaries or the reputation or goodwill thereof.

Section 5.5Obligations of the Buyer with respect to Debt Financing.

(a)The Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and consummate the Debt Financing on the terms described in the Debt Commitment Letter, including using reasonable best efforts to (i) satisfy (or cause to be satisfied or obtain a waiver) on a timely basis all terms, conditions set forth in the Debt Commitment Letter, (ii) maintain in effect the Debt Commitment Letter and comply with its obligations thereunder (including the payment of all fees to be paid under the Debt Commitment Letter as and when required), (iii) as promptly as practicable, negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions set forth in the Redacted Fee Letter) or enforce its rights under the Debt Commitment Letter and (iv) consummate (and draw upon) the Debt Financing at or prior to the Closing; provided, however, that nothing in this Section 5.5 or elsewhere in this Agreement requires the Buyer to initiate, prosecute or maintain any action, arbitration or other proceeding against any Financing Source or other Persons providing the Financing under the Debt Commitment Letter.

(b)The Buyer shall not, without the prior written consent of the Company, (A) permit any amendment, modification, waiver, supplement or replacement to the Debt Commitment Letter that (x) would add new (or adversely modify any existing) conditions to the Debt Financing or the commitments thereunder that prevents or materially delays or impedes the ability or consummation of the Debt Financing, (y) reduces the amount of the Debt Financing such that the aggregate funds that would be available to the Buyer at the Closing (taking into account the Equity Financing and available cash on hand of the Buyer) would not be sufficient to satisfy the Buyer’s obligations to pay the amount required under Section 2.2(b)(i) and (ii) any fees and expenses of or payable by, as of the Closing Date, the Buyer unless the Equity Financing, other Debt Financing or available cash on hand of Buyer is increased by a corresponding amount, or (z) materially adversely affects the ability of the Buyer to enforce its rights against other parties to the Debt Commitment Letter, (B) terminate the Debt Commitment Letter, unless such Debt Commitment Letter is replaced in a manner consistent with clause (c) below or (C) permit any amendment, modification, waiver, supplement or replacement to the Debt Commitment Letter that, taken together with all other amendments, modifications, waivers, supplements or replacements to the Debt Commitment Letter, would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated hereby.

(c)If all or a part of the funds in the amounts and on the terms set forth in the Debt Commitment Letter (including the flex provisions set forth in the Redacted Fee Letter) become unavailable to the Buyer on the terms and conditions set forth therein (other than as a result of a breach by the Sellers, the Company or any of the Company’s Subsidiaries of Section 5.4 of this Agreement), then regardless of the reason therefor, the Buyer shall use (and shall cause its controlled Affiliates to use) reasonable best efforts, as promptly as practicable following the occurrence of such event, to obtain alternative debt financing (the “Alternative Financing”) in amounts sufficient, when taken together with other sources of funds available to the Buyer, including additional equity financing, other debt financing or rollover investments and available cash on hand of Buyer, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses earned, due and owing by the Buyer on the Closing Date, and otherwise on terms and conditions no less favorable in the aggregate to the Buyer than as set forth in the Debt Commitment Letter as in effect on the date hereof; provided, that if the Buyer proceeds with Alternative Financing, it shall be subject to the same obligations as set forth in this Section 5.5 with respect to the Debt Financing. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question). For the purposes of this Agreement, the term “Debt Financing” shall be deemed to include the terms and conditions upon which the lenders and any other financing sources named therein have committed with respect to any Alternative Financing arranged in compliance herewith (and any Debt Financing remaining in effect at the time in question). Notwithstanding anything to the contrary herein, any Alternative Financing shall not, without the prior written consent of the Company, be reasonably expected to prevent or materially impede or delay the consummation of the transactions contemplated by this Agreement and such Alternative Financing shall not impose any additional conditions on the consummation thereof.  In the event any Alternative Financing is sought, Buyer shall promptly provide the Company with a copy of any definitive commitment letter or other definitive agreements with respect thereto.  The Buyer shall keep the Company , upon the reasonable request of the Company, reasonably informed on a reasonably current basis of (and upon request, shall promptly provide updates with respect to) the status of its efforts to consummate the Financing (or any Alternative Financing) and shall promptly provide the Company with copies of any executed amendments, modifications or replacements of any Debt Commitment Letter (it being understood that any amendments, modifications or replacements shall only be as permitted herein) or definitive agreements related to any of the Financing, and such other information and documentation available to Buyer as shall be reasonably requested by the Company for purposes of monitoring the progress of the financing activities or exercising other rights pursuant to this Section 5.5.  Without limiting the generality of the foregoing, Buyer shall promptly, after obtaining actual knowledge thereof, notify the Company (A) of any material breach or default by any party to the Debt Commitment Letter or definitive agreements related to any of the Financing or of any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any such breach or default, (B) of the receipt by Buyer of any written notice or communication from any Financing Source with respect to any breach (or threatened breach) or default, or any termination or repudiation, in each case by any party to a Debt Commitment Letter or any definitive agreements related to any of the Financing of any provisions of any Debt Commitment Letter or such definitive agreements, and (C) if for any reason Buyer no longer believes in good faith that it will be able to obtain all or a portion of the Financing contemplated by the Debt Commitment Letter.  As soon as reasonably practicable following reasonable request from the Company therefor, Buyer shall provide any information so requested relating to any circumstances referred to in clauses (A) through (C) of the immediately preceding sentence; provided, that the Buyer shall not be required to provide any information to the extent that the provision thereof would violate or waive any attorney-client or other privilege, constitute attorney work product or violate or contravene any law, rule or regulation, or any obligation of confidentiality (not created in contemplation hereof) binding on the Buyer. Notwithstanding the foregoing, compliance by the Buyer with this Section 5.5 shall not relieve the Buyer of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(d)Notwithstanding the foregoing or anything else in this Agreement, in no event shall reasonable best efforts be deemed or construed to require the Buyer to, and the Buyer shall not be required to, (A) pay any fees in excess of those contemplated by the commitments under the Debt Commitment Letter or (C) agree to conditionality or economic terms of the Debt Financing that are less favorable in the aggregate than those contemplated by the Debt Commitment Letter or any related fee letter (including any flex provisions therein). Notwithstanding anything else in this Agreement, including Section 4.7, this Section 5.5 comprises the sole obligations of the Buyer under this Agreement with respect to the Debt Financing.

Section 5.6Notification of Certain Matters. The Sellers shall give prompt written notice to the Buyer of (a) the occurrence or non-occurrence of any change, condition or event, the occurrence or non‑occurrence of which would render any representation or warranty of the Sellers contained in this Agreement or any Ancillary Agreement, if made on or immediately following the date of such event, untrue or inaccurate, (b) the occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect on the Company Group, (c) any failure of the Sellers, Blocker, the Company, any Subsidiary of the Company or any of their respective Affiliates to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to the Buyer’s obligations hereunder, (d) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or (e) any Action pending or threatened against a party or parties relating to the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 5.7Release of Indemnity Obligations. Effective as of the Closing, the Sellers do hereby, for themselves and each of their Affiliates (excluding the Company Group) and each of their Related Parties (each, a “Seller Releasing Party”), irrevocably release, waive and absolutely forever discharge the Company Group and all of their respective, past, present and future officers, directors, agents, representatives, successors and assigns (collectively, the “Released Persons”), from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, bonds, bills, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims and demands of every type and nature whatsoever, known or unknown, at law or in equity (each a “Claim” and collectively, the “Claims”), that any Seller Releasing Party has had, may now have or may hereinafter have against any Released Person relating to, arising out of or resulting from any matter, act or omission whatsoever during all periods through the Closing and whether or not first asserted before or after the Closing (together, the “Released Matters”).  The Released Matters shall not include (i) any agreement listed on Schedule 5.7 of the Disclosure Schedules or (ii) this Agreement or any Ancillary Agreement. It is the intention of the Sellers in providing this release to the Released Persons, and in giving and receiving the consideration called for in this Agreement, that this release shall be effective as a full and final accord and satisfaction and general release of and from all Released Matters and the final resolution by the applicable Seller Releasing Party and the Company Group of all Released Matters.

Section 5.8Confidentiality.

(a)Each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other party in connection with the transactions contemplated hereby pursuant to the terms of the mutual non-disclosure agreement dated August 13, 2018 between the Buyer and the Company Group (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date, at which time such Confidentiality Agreement and the obligations of the parties under this Section 5.8(a) shall terminate. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b)For a period of two years following the Closing Date, the Sellers shall not, and the Sellers shall cause their Affiliates and their respective Representatives not to, use for its or their own benefit or divulge or convey to any third party, any Confidential Information; provided, however, that the Sellers, or their Affiliates may furnish such portion (and only such portion) of the Confidential Information as the Sellers or such Affiliate reasonably determines it is legally obligated to disclose if: (i) it receives a request to disclose all or any part of the Confidential Information under the terms of a subpoena, civil investigative demand or order issued by a Governmental Authority; (ii) to the extent not inconsistent with such request, it notifies the Buyer of the existence, terms and circumstances surrounding such request and consults with the Buyer on the advisability of taking steps available under applicable Law to resist or narrow such request; (iii) it exercises its commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Confidential Information at the Buyer’s expense; and (iv) disclosure of such Confidential Information is required to prevent the Sellers or such Affiliate from being held in contempt or becoming subject to any other penalty under applicable Law. Furthermore, the Sellers or their Affiliates may furnish such portion (and only such portion) of the Confidential Information as the Sellers or such Affiliate reasonably determines is reasonably necessary or appropriate in order to narrow or oppose the efforts of a third party with respect to any subpoena, civil investigative demand or order issued by a Governmental Authority. For purposes of this Agreement, “Confidential Information” consists of all information and data relating to the Company Group or the transactions contemplated hereby (other than data or information that (w) is known or available through other lawful sources not known by the Sellers to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company Group; (x) is or becomes publicly known or generally known in the industry through no fault of the Sellers or their Representatives; (y) relates to the Tax aspects and consequences of the transactions contemplated by this Agreement, or (z) is released as part of a public announcement of this Agreement and the transactions contemplated hereby, as permitted by this Agreement).   Furthermore, the Sellers or their Affiliates may furnish Confidential Information to its legal, financial and tax advisors as reasonably necessary for such advisors to perform their duties to such Person, and as reasonably necessary to enable any such Person enforce their obligations under this Agreement.

Section 5.9Consents and Filings; Further Assurances.

(a)As soon as reasonably practicable, but in no event later than ten (10) Business Days following the date hereof with respect to United States filings, or, if earlier, the deadline prescribed by Law, the Buyer and the Sellers shall file, or cause to be filed, with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice Notification and Report Forms relating to the transactions contemplated herein to the extent required by the HSR Act (which forms shall specifically request early termination of applicable waiting periods prescribed by the HSR Act), as well as comparable pre-merger notification forms or other filings required by the Competition Laws of any applicable jurisdiction, as agreed to by the Buyer and the Sellers. All filing fees incurred in connection with regulatory filings made pursuant to this Section 5.9 shall be paid one-half by the Buyer, on the one hand, and one-half by the Sellers, on the other hand.

(b)The Buyer and the Sellers shall use their reasonable best efforts to furnish to each other all information required for any HSR Act filing or other filing to be made under any applicable Law in connection with the transactions contemplated by this Agreement. The Buyer and the Sellers shall promptly inform each other of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any HSR Act filing or other filing or investigation. Neither the Buyer nor the Sellers shall independently participate in any meeting or discussion, either in person or by telephone, with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law and the Confidentiality Agreement, the Buyer and the Sellers will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party relating to any HSR Act filing or other filing or investigation; provided, however, that notwithstanding the foregoing, the Buyer shall be entitled, after consultation with the Sellers, to make all strategic and tactical decisions as to the manner in which to obtain any such consents, including any decision to make any filing or to enter into any agreement with a Governmental Authority regarding the timing of any investigation or waiting period relating to the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this Agreement, each party reserves the right to limit disclosure of any document, or portion thereof, submitted to any Governmental Authority with respect to any HSR Act filing or other filing to the Buyer’s and the Sellers’ respective outside counsel only.

(c)Except as otherwise set forth in this Section 5.9, the Sellers and the Buyer shall use their reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to (i) obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, and (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act or any other applicable Law. In furtherance and not in limitation of the foregoing, the Sellers shall permit the Buyer reasonably to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement or the transactions contemplated hereby, and the Sellers shall not settle or compromise any such claim, suit or cause of action without the Buyer’s written consent.

(d)The Company and its Subsidiaries shall give promptly such notice to third parties and obtain such third-party consents and estoppel certificates as are explicitly required by this Agreement. The Buyer shall cooperate with and assist the Sellers in giving such notices and obtaining such consents and estoppel certificates; provided, however, that the Buyer shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or consent to any change in the terms of any agreement or arrangement that the Buyer in its sole discretion may deem adverse to the interests of the Buyer or the Company or any of its Subsidiaries. The Sellers shall provide the Buyer with copies of any consents or estoppel certificates obtained pursuant to this Section 5.9(d).

(e)The Buyer on the one hand and the Sellers on the other hand shall each be responsible for paying any fees and other costs (including, but not limited to, legal and consultant fees) incurred by that party relating to any third-party consents, including but not limited to fees and other costs relating to the preparation of any filings or submissions to any Governmental Authority (other than filing fees incurred in connection with regulatory filings made pursuant to this Section 5.9, which shall be paid one-half by the Buyer, on the one hand, and one-half by the Sellers, on the other hand); provided, however, that no party shall be required to pay any fees or other payments to any Governmental Authority in order to obtain any such consent (other than filing fees incurred in connection with regulatory filings made pursuant to this Section 5.9, which shall be paid one-half by the Buyer, on the one hand, and one-half by the Sellers, on the other hand). If any objections are asserted with respect to the transactions contemplated hereby under any Competition Law or if any suit or proceeding is instituted or threatened by Governmental Authority or any private party challenging any of the transactions contemplated hereby as violating any Competition Law, the Buyer and the Sellers shall use their reasonable best efforts to promptly resolve such objections in order to enable the transactions contemplated by this Agreement to be consummated as promptly as practicable, provided, however, that notwithstanding the foregoing, each party hereto shall have the right, but not the obligation, to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement under any Competition Law, including but not limited to seeking to have any stay, injunction, or temporary restraining order entered by any court or other Governmental Authority vacated or reversed.

(f)The Sellers and the Buyer agree that, in the event that any consent, approval or authorization necessary or desirable to preserve for the Company or any of its Subsidiaries any right or benefit under any lease, license, commitment or other Contract to which the Company or any Subsidiary is a party is not obtained prior to the Closing, the Sellers will, subsequent to the Closing, cooperate with the Buyer, the Company or any such Subsidiary in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable.

(g)From time to time after the Closing, and for no further consideration, each of the Parties shall, and shall cause its Subsidiaries to, execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.10Termination of Indebtedness. The Sellers shall cause Debt Payoff Letters to be delivered to the Buyer for all Payoff Indebtedness. The Sellers shall cause the Company and its Subsidiaries to deliver all notices and take all other actions reasonably requested by the Buyer to facilitate the termination of all Contracts relating to Payoff Indebtedness, the termination of the commitments provided thereunder, the repayment in full of all obligations then outstanding thereunder (using funds provided by the Buyer) and the release of all Encumbrances in connection therewith on or about the Closing Date; provided, however, that in no event shall this Section 5.10 require any of the Sellers or the Company or any of its Subsidiaries to cause the termination of any Contracts relating to Payoff Indebtedness other than as part of the Closing.

Section 5.11Public Announcements. The Sellers and the Company shall consult with the Buyer before issuing, and provide the Buyer the opportunity to review, comment upon and approve, any press release or other public statement with respect to the transactions contemplated hereby, and the Sellers shall not, or shall cause the Company or its Subsidiaries to not, issue any such press release or make any such public statement prior to receiving such approval from the Buyer, except as may be required by applicable Law.

Section 5.12Delivery of Additional Financial Statements.

(a)Between the date hereof and the Closing, the Sellers shall cause to be delivered to the Buyer within ten (10) days after the end of each calendar month an unaudited consolidated balance sheet of ARI and its Subsidiaries, and the related consolidated statements of income, retained earnings, members’ equity and changes in financial position of ARI and its Subsidiaries, together with all related notes and schedules thereto, in each case, prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) (such sets of monthly financial statements, the “Pre-Closing Monthly Financial Statements”).  To the extent that an independent auditor or accountant shall be engaged to prepare such financial statements contemplated pursuant to this Section 5.12(a), the Sellers shall bear the costs thereof.

(b)The Sellers shall, at Buyer’s expense, cooperate with Ernst & Young or another auditor selected by the Buyer and consented to by the Sellers (which consent shall not be unreasonably withheld, delayed or conditioned) and commence preparation of, and shall cooperate with the Buyer and such auditor in the preparation of, audited consolidated financial statements of the Company or ARI, as applicable, and its Subsidiaries for the fiscal years ended December 31, 2017 and 2018, respectively (collectively, the “Required Audited Financial Statements”), prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and any other document or materials (including consents from such auditor) required to satisfy any public filing requirements of the Buyer arising out of or otherwise relating to the consummation of the transactions contemplated in this Agreement.  In the event that the Required Audited Financial Statements have not been completed on or before Closing, the Sellers shall continue to provide such cooperation as reasonably required by the Buyer or its auditors in order to promptly complete the Required Audited Financial Statements.

Section 5.13Data Room Contents. The Buyer and the Sellers shall cooperate to ensure that each of the Buyer and the Sellers receives a copy, on one or more DVDs, of the true, correct and complete contents of the Data Room as of the Closing Date, as promptly as practicable after the Closing Date.

Section 5.14Record Retention.   From and after the Closing until the seventh anniversary of the Closing, each party shall provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting party’s sole expense, reasonable access (including using commercially reasonable efforts to give access to the Sellers’ auditors, accountants and other advisors reasonably requested by each party), during normal business hours, to the other party’s Representatives and to any books, records, files, documents, instruments, accounts, correspondence, writings, evidences of title and other papers of the Company Group (the “Books and Records”) in the possession or under the control of the other Party with respect to periods prior to the Closing that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing, auditing or other requirements imposed on the requesting party (including under applicable securities laws) by a Governmental Authority having jurisdiction over the requesting party in connection with the transactions contemplated herein, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements arising from the transactions contemplated in this Agreement, or (iii) to comply with its obligations under this Agreement; provided, however, that no party shall be required under this provision to provide access to or disclose information if the parties are in a dispute with each other regarding matters related to such information request or where such access or disclosure would violate any Law, protective order or confidentiality agreement, or waive any attorney-client, attorney work product or other similar privilege, and, in the event such provision of information could reasonably be expected to violate any Law, protective order or confidentiality agreement or waive any attorney-client, attorney work product or other similar privilege, the parties shall take commercially reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence, to the extent practicable. Each Party shall retain the Books and Records relating to the Business in such party’s respective possession or control for the greater of (i) seven years following the Closing Date or (ii) such period of time as may be required by applicable Law. Notwithstanding the foregoing, any party may destroy or otherwise dispose of any Books and Records not in accordance with its retention policy, provided, that prior to such destruction or disposal (i) such party shall provide no less than 30 days’ prior written notice to the other party of any such proposed destruction or disposal (which notice shall specify in detail which of the Books and Records is proposed to be so destroyed or disposed of), and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out-of-pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

Section 5.15Compensation and Benefits Matters.

(a)280G Vote.  Before the Closing Date and to the extent a determination is reasonably made by the Company, Blocker or their Affiliates that any payment obligation of the Sellers, the Company, Blocker or an Affiliate thereof could constitute “parachute payments” pursuant to Section 280G of the Code, the Sellers shall solicit the requisite vote in accordance with Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code and the applicable regulations promulgated thereunder (the “280G Vote”) with respect to any payments in respect of the change in control that otherwise would not be deductible pursuant to Section 280G of the Code as a result of or in connection with the transactions contemplated by this Agreement.  For the avoidance of doubt, if any “disqualified individual” (within the meaning of Section 280G(c) of the Code) with respect to the Company, Blocker or their Affiliates has the right to receive payments that could constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code), the Sellers or the Company shall use commercially reasonable efforts to request from each such Person a waiver of the right to a portion of the aggregate amount of such payments that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) prior to soliciting the 280G Vote described in the immediately preceding sentence.  The Sellers shall provide, or cause to be provided, to the Buyer reasonable opportunity to review a draft of any soliciting materials, waivers or other documents relating to the 280G Vote, and the Sellers shall incorporate in good faith any reasonable comments that are made by the Buyer to such documents.  Notwithstanding the foregoing, to the extent that any contract, agreement, or plan is entered into by Buyer, the surviving corporation or any of their Affiliates and a disqualified individual in connection with the transactions contemplated by this Agreement before the Closing Date (the “Buyer Arrangements”), the Buyer shall provide all information reasonably necessary to allow the Sellers and the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to the Buyer Arrangements at least seven (7) days before the Closing Date and shall cooperate with the Sellers and the Company in good faith in order to calculate or determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein provided that, in any event, the Company’s failure to include the Buyer Arrangements in the stockholder voting materials described herein, for any reason, will not result in a breach of the covenants set forth in this Section 5.15(a).  In no event shall the Sellers or the Company be deemed in breach of this Section 5.15(a) if any disqualified individual refuses to execute a waiver or the stockholder vote is not obtained.

(b)Termination of Qualified Plans.  The Sellers shall (i) have caused the Company and each Subsidiary that sponsors a Plan intended to be a Qualified Plan to adopt a board consent to terminate such Qualified Plan effective no later than the day prior to the Closing Date. Buyer will take such actions as are necessary to allow employees of the Company and each of its Subsidiaries to participate in a 401(k) plan sponsored by Buyer or its Affiliates as soon as practicable following the Closing and shall recognize such employees’ service with the Company and each of its Subsidiaries prior to the Closing for purposes of eligibility and vesting under such 401(k) plan.

(c)WARN Matters.  Prior to the Closing Date, the Sellers shall use commercially reasonable efforts to preserve the services of the present officers and employees of the Company and its Subsidiaries.  For periods on and after the Closing Date, to the extent actions of the Buyer or any of its Affiliates result in losses or obligations for the Sellers or any of their Affiliates pursuant to the Worker Adjustment and Retraining Notification Act or the regulations promulgated thereunder or any similar state or local Law, the Buyer shall indemnify and hold the Sellers and their Affiliates harmless for such losses and obligations, provided that the Sellers shall cooperate in good faith with Buyer to determine whether any notification may be required thereunder and in the provision of such notice or payment in lieu thereof (which notification shall be so provided upon the reasonable direction of Buyer to do so).

(d)Indemnification related to Equity-Based Awards.  The Sellers shall pay, shall be liable for and shall indemnify, defend and hold harmless Buyer and its Affiliates for all losses by such Person incurred resulting or arising from claims or disputes related to the payment of any and all amounts due and owing under the Plans set forth on Schedule 5.15(d) of the Disclosure Schedules; provided, however, that at any time the Sellers’ Representative may elect to assume the defense of such claims or disputes and may negotiate and consent to the entry of any judgement or enter into any settlement with respect to such claims or disputes ; provided further, however, that any such assumption and any such judgement or settlement does not materially adversely affect any Person then being indemnified hereunder.

Section 5.16Non-Solicitation Covenants.

(a)The Sellers and their Affiliates (excluding their respective investee/portfolio companies) (collectively, the “Restricted Parties,” and each a “Restricted Party”) agrees that for a period of two years commencing on the Closing Date, such Restricted Party shall not, and shall cause its Affiliates and Subsidiaries not to, whether as a principal, agent, executive, employee, consultant, volunteer or otherwise, directly or indirectly, without the express written approval of the Buyer, hire or attempt to hire any Business Employee listed on Schedule 5.16(a) of the Disclosure Schedules (the “Restricted Business Employees”) or solicit, induce, recruit or encourage (or attempt to solicit, induce, recruit or encourage) any Restricted Business Employee to leave or terminate their employment with the Company, Buyer or any of their respective Subsidiaries. Notwithstanding the foregoing, it shall not be a breach of this paragraph for a Restricted Party to (x) solicit Restricted Business Employees who respond to general advertisements in newspapers and/or other media of general circulation (including advertisements posted on the Internet), job fairs or other similar general solicitation, so long as they are not specifically directed towards such Restricted Business Employees, or (y) solicit or hire any Restricted Business Employee whose employment with the Buyer and all of its Subsidiaries has been terminated for at least twelve (12) months.

(b)Each Restricted Party expressly represents and warrants to the Buyer that it is incurring the obligations of the covenants in this Section 5.16 as an inducement to the Buyer to enter into this Agreement and as an essential element of the Buyer’s agreement to acquire the Company and pay the Purchase Price for the Equity Interests, and the Buyer would not have done so but for the agreement by each Restricted Party to comply with the terms and provisions hereof.

(c)Each Restricted Party understands and acknowledges that the Buyer has made substantial investments to acquire the Equity Interests, including business interests, goodwill and confidential information. Each Restricted Party agrees that such investments are worthy of protection, and that the Buyer’s need for the protection afforded by this Section 5.16 is greater than any hardship the Restricted Parties might experience by complying with its terms.

(d)The Buyer and Restricted Parties agree that the limitations as to time, geographic area and scope of activity to be restrained, as applicable, contained in this Agreement are fair and reasonable and are not greater than necessary to protect the confidential information and/or the goodwill or other legitimate business interests of the Buyer. However, if at any time any of the provisions of this Section 5.16 shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to duration, area, scope of activity or otherwise, then this Section 5.16 shall be considered divisible (with the other provisions to remain in full force and effect) and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such time, area, scope of activity and other restrictions, as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter, and the Sellers expressly agree that this Agreement, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

Section 5.17Director and Officer Indemnification.

(a)The Company and the Buyer shall provide or maintain in effect for six years from and after the Closing Date, through the purchase (at the Buyer’s expense) of “run-off” coverage or otherwise (the “Tail Policy”), directors’ and officers’ insurance covering those individuals who are covered by the directors’ and officers’ insurance policy or policies provided for directors and officers of the Company and its Subsidiaries as of the date hereof (collectively, the “Existing Policy”), which insurance policies shall provide coverage for events, acts and omissions arising, in whole or in part, from facts or circumstances which occurred prior to the Closing on terms comparable in all material respects to the Existing Policy and such coverage shall contain minimum aggregate limits of liability for directors’ and officers’ insurance coverage for directors and officers of the Company and its Subsidiaries in amounts at least equal to that of the Existing Policy and with deductibles no larger than those customary for such type of insurance coverage; provided, however, that if such “run-off” or other coverage is not available at a cost less than 150% of the annual premiums paid as of the date hereof under the Existing Policy (the “Insurance Cap”), then the Company and the Buyer shall be required to obtain as much coverage as is possible under substantially similar policies for aggregate annual premiums equal to the Insurance Cap. The Buyer covenants and agrees to take commercially reasonable steps to obtain the Tail Policy prior to or at Closing.

(b)For a period of six years after the Closing Date, the Company shall honor and cause the Company Group to honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date (including the transactions contemplated by this Agreement) now existing in favor of the directors and officers of the Company and its Subsidiaries as and to the extent provided in the governing documents of the Company as in effect on the date hereof and set forth in Schedule 5.17(b), and shall not amend, repeal or otherwise modify such governing documents in any manner that would adversely affect any such rights thereunder without the written consent of the person benefited thereby, in each case unless and to the extent otherwise provided by applicable law.

(c)All references in this Section 5.17 to “directors” shall apply equally to managers of any limited liability company.

Section 5.18Indemnity Policy. The Buyer shall obtain a policy providing representations and warranties insurance coverage (the “Indemnity Policy”) with respect to Losses incurred, sustained or suffered by any Buyer Indemnified Party as a result of, arising out of or relating to a breach of any representation or warranty by the Sellers, Blocker, the Company or its Subsidiaries under this Agreement or as a result of Pre-Closing Taxes.  The aggregate amount of the premium with respect to such Indemnity Policy (plus applicable surplus lines tax), together with the related underwriting fees, due diligence fees, net brokerage fees and any other related fees of Euclid Transactional, LLC will, in the aggregate, be paid one-half by the Buyer and one-half by the Sellers prior to Closing.  The foregoing amount paid by the Sellers with respect to the Indemnity Policy shall be a Transaction Expense and may, at the direction of Sellers, be deducted from the Estimated Purchase Price otherwise payable to Sellers at Closing.  The Buyer and the Seller have further agreed that the Buyer shall be responsible for Losses within the retention amount under the Indemnity Policy up to a maximum of 1% of the Purchase Price, with the Seller to be responsible for any Losses in excess of 1% of the Purchase Price within the retention amount under the Indemnity Policy. To the extent that the Buyer intends after the Closing to make or consider making a claim under the Indemnity Policy and deems the assistance and cooperation of the Sellers reasonably necessary or helpful in connection therewith, the Buyer shall so notify the Sellers and the Sellers shall use all reasonable efforts to provide such assistance and cooperation.

Section 5.19Sellers’ Representative.  The Sellers’ Representative is hereby approved to serve as the representative of the Sellers with respect to the matters expressly set forth in this Agreement to be performed by the Sellers’ Representative.  Each of the Sellers hereby irrevocably appoints the Sellers’ Representative as the agent, proxy and attorney in fact for such Seller for all purposes of this Agreement, including full power and authority on such Seller’s behalf (a) to consummate the transactions contemplated herein, (b) to pay expenses (whether incurred on or after the date hereof) incurred in connection with the negotiation and performance of this Agreement, (c) to disburse any funds received hereunder to such Seller and each other Seller, (d) to execute and deliver any certificates representing the Company Group’s equity interests and execution of such further instruments as the Buyer shall reasonably request, (e) to execute and deliver on behalf of such Seller any amendment or waiver hereto, (f) to take all other actions to be taken by or on behalf of such Seller in connection herewith and (g) to do each and every act and exercise any and all rights which such Seller is, or Sellers collectively are, permitted or required to do or exercise under this Agreement.  Each of the Sellers shall agree to reimburse the Sellers’ Representative for any fees and expenses incurred by the Sellers’ Representative in its capacity as agent, proxy or attorney in fact of the Sellers in connection with this Agreement or the transactions contemplated herein.  At the Closing, the Buyer shall deliver to the Sellers’ Representative an amount equal to $250,000 (the “Sellers’ Representative Expense Fund”) to be held in trust to cover and reimburse the fees and expenses incurred by the Sellers’ Representative for its obligations in connection with this Agreement and the transactions contemplated herein.  Any balance of the Sellers’ Representative Expense Fund not incurred for such purposes shall be returned to the Sellers on a pro rata basis as soon as reasonably practicable after payment of the Sellers’ Representative the amount due to it from the Sellers’ Representative Expense Fund.

Section 5.20Contact with Customers and Suppliers.  Until the Closing Date, Buyer shall not, and shall cause its representatives not to, contact or communicate with the employees (other than the employees identified on the “Key Employees Schedule”), customers, potential customers, suppliers, distributors or licensors of the Company or any of the Company’s Subsidiaries, or any other Persons having a business relationship with the Company or any of the Company’s Subsidiaries, concerning the transactions contemplated hereby without the prior consent of the Sellers’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.21Domain Names.  Prior to the Closing Date, Sellers shall, or shall cause their Subsidiaries to, begin the process of transferring all listed domain names that are registered with names other than or in addition to the Company or any of its Subsidiaries to either the Company or Buyer and shall use commercially reasonably efforts to complete such transfers prior to the Closing Date.  Sellers and their Subsidiaries shall execute any additional documents required to effect such a transfer and shall provide the Buyer with the appropriate log-in credentials, passwords, documents and other information required to transfer the domain names to the Company or Buyer.

Section 5.22Termination Fee .  Prior to the Closing, at all times, Buyer shall keep, and shall have readily available, on its balance sheet an amount in cash and cash equivalents that is sufficient to pay the Termination Fee.

ARTICLE VI
TAX MATTERS

Section 6.1Apportionment.  For purposes of this Agreement, with respect to any Straddle Period, the portion of any Tax that is attributable to the part of such Straddle Period that ends on the Closing Date shall be (i) in the case of any property Tax or other ad valorem Taxes, the total amount of such Tax for the full Straddle Period multiplied by a fraction, the numerator of which is the number of days from the beginning of such Straddle Period to and including the Closing Date and the denominator of which is the total number of days in such full Straddle Period, and (ii) in the case of any other Taxes, the Tax that would be due with respect to such partial period based on an interim closing of the books as of the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

Section 6.2Tax Returns.

(a)The Sellers’ Responsibility. The Sellers’ Representative, at Seller’s expense, will prepare or cause to be prepared (in a manner consistent with Section 6.2(c)) and timely file all Flow-Through Income Tax Returns required to be filed by or on behalf of the Company and its Subsidiaries with respect to any Pre-Closing Tax Period. Such Tax Returns will be prepared in a manner consistent with the prior practice of the Company unless otherwise required by applicable Law, provided that, the parties agree and acknowledge that Total Defense, LLC (in its capacity as a successor to Total Defense, Inc.) shall make an election was made under Section 336 of the Code with respect to the acquisition of Total Defense Inc. by the Company on October 9, 2018. No later than twenty (20) days prior to filing, the Sellers’ Representative will deliver to the Buyer such Tax Returns for the Buyer’s review and comment, and the Sellers’ Representative shall consider in good faith any revisions to such Tax Returns as are reasonably requested by the Buyer.

(b)Buyer Prepared Tax Returns. The Buyer will prepare or cause to be prepared (in a manner consistent with Section 6.2(c)) and timely file (i)) all Tax Returns filed by or on behalf of Blocker, the Company and its Subsidiaries (other than Tax Returns described in Section 6.2(a) above) that are due after the Closing Date (“Buyer Prepared Tax Returns”).  In the case of any Buyer-Prepared Tax Return for any Pre-Closing Tax Period or Straddle Period, such  Tax Returns will be prepared in a manner consistent with the prior practice of Blocker, the Company or its Subsidiary, as the case may be (except to the extent otherwise required by applicable Law); provided that, the parties agree and acknowledge that AppRiver Parent, LLC shall enter into a gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8 in connection with the transfer of the stock of AppRiver AG to AppRiver UK Ltd. on October 30, 2018. No later than twenty (20) days prior to filing any Flow-Through Income Tax Returns required to be filed by or on behalf of the Company and its Subsidiaries for a Straddle Period (“Straddle Period Flow-Through Income Tax Returns”), the Buyer will deliver to the Sellers’ Representative such Straddle Period Flow-Through Income Tax Return for the Sellers’ Representative’s review and approval and any disputes with respect thereto shall be governed by the dispute resolution mechanism of Section 2.4 mutatis mutandis.

(c)With respect to the preparation of any income Tax Return for any Straddle Period, the parties agree that (A) the Company shall use the “interim closing method” (and the “calendar day convention”) pursuant to Section 706 of the Code (and any similar provision of state, local or non-U.S. law) to account for any varying interests in the Company such that any income, gain, loss and deduction (and any other items) for the portion of such Straddle Period ending on and including the Closing Date shall be allocated solely to the members of the Company with respect to the Pre-Closing Tax Period, (B) all deductions of the Company and its Subsidiaries attributable to the transactions contemplated hereby (including any deductions attributable to the Transaction Tax Deductions) shall be taken into account in the Pre-Closing Tax Period (and allocated solely to the members of the Company with respect to  the Pre-Closing Tax Period) to the extent “more likely than not” deductible (or deductible at a higher level of confidence) in the Pre-Closing Tax Period, determined as if the tax year ended on and included the Closing Date, and a timely election shall be made to apply the seventy percent safe harbor election under Revenue Procedure 2011-29 to any “success based fees,” (C) any financing or refinancing arrangements entered into at any time by or at the direction of the Buyer or its Affiliates or any other transactions entered into by or at the direction of the Buyer or its Affiliates in connection with the transactions contemplated hereby shall not be taken into account in the Pre-Closing Tax Period, and (D) any items of income, gain, loss and deduction attributable to transactions outside the ordinary course of business on the Closing Date after the time of the Closing shall not be taken into account in the Pre-Closing Tax Period.  Buyer shall (i) cause Blocker to join Buyer’s “consolidated group” (as defined in Treasury Regulation Section 1.1502-1(h)) effective on the day after the Closing Date, and (ii) cause the Company’s status as a partnership for U.S. federal (and applicable state and local) income Tax purposes to terminate on the Closing Date pursuant to Section 708(b) of the Code and the regulations thereunder, The Parties agree that Buyer and its Affiliates and the Company Group (a) shall not make an election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) to ratably allocate items (or any make any similar election or ratably allocate items under any corresponding provision of state, local or foreign Law) and (b) shall not apply the “next day” rule of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) with respect to any of the Transaction Tax Deductions.

Section 6.3Tax Claims. The Buyer and the Sellers’ Representative shall promptly notify each other in writing upon any notice of any pending or threatened claim, audit, notice of deficiency, examination, assessment, or any other proceeding or claim (collectively a “Tax Claim”) which may affect any Tax liability of the Sellers or for which the other party is liable pursuant to Article VIII. The Sellers’ Representative shall have the right to represent the interests of the Company and its direct and indirect owners other than Blocker in any Tax Claim relating to Flow-Through Income Tax Returns for Pre-Closing Tax Periods and employ counsel of their choice in connection therewith; provided, however, that with respect to any such Tax Claim, (i) the Sellers and the Sellers’ Representative shall, to the extent permitted by Law, take such actions as are needed to cause the Company to make a “push out” election under Section 6226 of the Code and any corresponding provision of state or local tax Law, (ii) the Buyer shall have the right, directly or through its designated Representatives, to participate in the defense of such Tax Claim and (iii) the Sellers’ Representative shall not settle or otherwise dispose of any such Tax Claim without obtaining the prior written consent of the Buyer in the event such settlement or disposition reasonably would be expected to adversely affect the Buyer or the Company or Blocker in any Tax period or portion thereof beginning after the Closing Date, which consent shall not be unreasonably withheld, conditioned or delayed. The Buyer shall control any Tax Claim not described in the preceding sentence; provided, however, (i) the Buyer shall not settle or otherwise dispose of any such Tax Claim without obtaining the prior written consent of the Sellers’ Representative in the event such settlement or disposition would affect the Sellers’ liability for Taxes or otherwise result in any unreimbursed costs for the Sellers, including any Taxes for which the Sellers are responsible hereunder or in the event such settlement or disposition relates to Tax Claims with respect to Straddle Period Flow-Through Income Tax Returns, which consent shall not be unreasonably withheld, conditioned or delayed and (iii) in the case of Tax Claims involving Straddle Period Flow-Through Income Tax Returns, the Buyer shall control such Tax Claim diligently and in good faith, the Buyer shall provide Sellers’ Representative with copies of all correspondence received from the applicable taxing authority, the Buyer shall provide to Sellers’ Representative copies of, and the reasonable opportunity to comment on, any written materials to be provided to the applicable taxing authority (including good faith consideration of any such comments) and the parties shall, to the extent permitted by Law, take such actions are needed to cause the Company to make a “push out” election under Section 6226 of the Code and any corresponding provision of state or local tax Law. The Buyer and the Company shall execute appropriate powers of attorney so as to allow the Sellers’ Representative to control any such Tax Claim described in the second sentence of this Section 6.3.

Section 6.4Post-Closing Tax Actions.  Buyer and its Affiliates (including on or after the Closing Date, Blocker and the Company and its Subsidiaries) shall not, with respect to any taxable period that begins prior to the Closing Date (regardless of whether such taxable period ends prior to the Closing Date), (i) except as otherwise required by Section 6.2(b), file, amend, or otherwise modify  any Tax Return of Blocker, the Company or any of its Subsidiaries, (ii) after the date any Tax Return described in Section 6.2 is filed, amend or otherwise modify any such Tax Return, (iii) change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period (unless required to do so under applicable Tax law), (iv) extend or waive any statute of limitations with respect to Taxes or Tax Returns of Blocker, the Company or any of its Subsidiaries or (v) other than any such action taken pursuant to the VDA Process, initiate discussions or examinations with a taxing authority or make any voluntary disclosures with respect to Taxes of any member of Blocker, the Company or any of its Subsidiaries, in each case, without the prior written consent of the Sellers’ Representative.

Section 6.5Cooperation; Maintenance of Tax Books and Records. The Buyer and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the preparation and filing of all Tax Returns and any Tax Claim (as defined herein) or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other parties’ request) the provision of records and information that are reasonably relevant to any such matter and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer, the Sellers and ARI agree to (i) retain all books and records with respect to Tax matters pertinent to ARI relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the relevant taxable periods (and any extension thereof), and to abide by all record retention agreements entered into with any Governmental Authority, and (ii) give the Sellers’ Representative written notice prior to transferring, destroying or discarding any such books and records and, if the Sellers so requests, Company and the Buyer shall allow the Sellers’ Representative to take possession of such books and records.

Section 6.6Transfer Taxes.  All transfer, documentary, sales, use, stamp, recording, property, registration, franchise and other similar Taxes, and all conveyance fees, recording charges and other charges and fees (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Buyer when due (all such Taxes, “Transfer Taxes”).  Each of the Sellers and the Buyer shall use reasonable efforts to obtain any available exemptions from or refunds of any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemption or refund. All necessary Tax Returns shall be prepared and filed by the party required by law to file such Tax Returns and the other party shall promptly reimburse the filing party for any Transfer Taxes for which the other party is liable under this Section 6.6. Each party shall provide the other party with copies of all Tax Returns and other documentation for Transfer Taxes and evidence that such Transfer Taxes have been paid. The parties hereto shall cooperate in connection with the filing of any such Tax Returns for Transfer Taxes including joining in the execution of such Tax Returns.

Section 6.7No Code Section 338 or Section 336 Election.  Buyer and its Affiliates shall not make any election under Section 338 or 336 of the Code (or any similar provision under state, local or foreign Law) with respect to the acquisition of Blocker pursuant to this Agreement.

Section 6.8Intermediary Transaction Tax Shelter.  Buyer shall not take any action or cause any action to be taken with respect to Blocker and the Company subsequent to the Closing that would cause the transactions contemplated hereby to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notice 2001-16, 2001-1 C.B. 730, and Internal Revenue Service Notice 2008-20 I.R.B. 2008-6 (January 17, 2008), and Internal Revenue Service Notice 2008-111 I.R.B. 1299 (December 1, 2008).

Section 6.9Purchase Price Adjustment.  Any payments under this Agreement shall be treated by all parties as adjustments to the Purchase Price (including for Tax purposes), unless otherwise required by applicable law.

Section 6.10Survival.  Notwithstanding anything in this Agreement to the contrary, the provisions of this Article VI shall survive until 30 days after the expiration of the statute of limitations applicable to the obligation to pay the relevant Taxes covered hereby.

Section 6.11Conflict.  In the event of a conflict between the provisions of this Article VI and any other provisions of this Agreement, the provisions in this Article VI shall control with respect to Tax matters.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.1General Conditions. The respective obligations of the Buyer, on the one hand, and the Sellers, on the other hand, to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by a party hereto in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):

(a)No Injunction or Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement, the Equity Purchase Agreement or the Ancillary Agreements.

(b)HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or shall have been terminated.

Section 7.2Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Sellers in their sole discretion:

(a)Representations, Warranties and Covenants. The representations and warranties of the Buyer contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects as of such specified date. The Buyer shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing.

(b)Buyer Certificate. The Sellers shall have received from the Buyer a certificate dated as of the Closing Date certifying the fulfillment of the conditions specified in Section 7.2(a), signed by a duly authorized officer of the Buyer.

Section 7.3Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:

(a)Representations, Warranties and Covenants.

(i)The representations and warranties of the Sellers, Company Group and Blocker, as applicable, contained in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.6 and Section 3.23 shall be true and correct in all material respects both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects as of such specified date;

(ii)The other representations and warranties of the Sellers, Company Group and Blocker contained in this Agreement, any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) both when made and as of the Closing Date (or in the case of representations and warranties that are made as of a specified date, as of such specified date), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect;

(iii)the Sellers shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement (including delivering to the Buyer the Debt Payoff Letters and all UCC-3 Termination Statements and Encumbrance releases required under Section 2.2(b)(ii)), or any Ancillary Agreement to be performed or complied with by such Person prior to or at the Closing; and

(iv)the Buyer shall have received from the Sellers a certificate to the effect set forth in the foregoing clauses (i), (ii) and (iii), signed by a duly authorized officer of the Sellers.

(b)No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company and its Subsidiaries.

ARTICLE VIII
SURVIVAL

Section 8.1Survival.

(a)The representations, warranties, covenants and agreements (other than those covenants and agreements that by their terms apply or are to be performed in whole or in part on or after the Closing) contained in this Agreement or in any document or certificate delivered pursuant hereto shall not survive beyond the Closing or termination of this Agreement, shall terminate on the earlier of the Closing or the date on which this Agreement is terminated and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective officers, directors, agents or other representatives; provided, that nothing in this Section 8.1 shall be construed to modify, limit or supersede Section 9.2 and Section 9.3; provided further, that for the avoidance of doubt Section 5.15(d) of this Agreement shall survive the Closing Date until the expiration of the statute of limitations following the date all performance thereunder was due to be performed.

(b)Nothing contained in this Article VIII shall prohibit the Buyer or the Company Group (as applicable) from bringing a claim or commencing a legal proceeding against a Seller on the basis of fraud or willful misconduct by such Seller in connection with the representations and warranties made by the Sellers, Blocker or the Company Group in this Agreement or any certificate delivered by the foregoing pursuant to this Agreement.

ARTICLE IX
TERMINATION

Section 9.1Termination. This Agreement may be terminated at any time prior to the Closing:

(a)by mutual written consent of the Buyer, on the one hand, and the Sellers’ Representative, on the other hand;

(b)(i) by the Sellers’ Representative, on behalf of the Company, if the Sellers are not then in breach of their obligations under this Agreement and the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be or has not been cured within 15 days following delivery to the Buyer of written notice of such breach or failure to perform and (C) has not been waived by the Sellers or (ii) by the Buyer, if the Buyer is not then in breach of its obligations under this Agreement and the Sellers breach or fail to perform in any respect any of such Persons’ representations, warranties or covenants contained in this Agreement and such breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 7.3, (y) cannot be or has not been cured within 15 days following delivery to the Sellers of written notice of such breach or failure to perform and (z) has not been waived by the Buyer;

(c)(i) by the Sellers’ Representative, on behalf of the Company, if any of the conditions set forth in Section 7.1 or Section 7.2 shall have become incapable of being fulfilled prior to, or the Closing shall not have occurred by, the date that is 90 days after the date of this Agreement (the “Outside Date”) or (ii) by the Buyer, if any of the conditions set forth in Section 7.1 or Section 7.3 shall have become incapable of being fulfilled prior to, or the Closing shall not have occurred by, the Outside Date; provided, that the Outside Date shall be automatically extended by an additional 30 days if the condition set forth in Section 7.1(b) has not been satisfied on or before the Outside Date, and provided, further that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the primary cause of the failure of such condition to be satisfied on or prior to such date;

(d)by either the Sellers’ Representative, on behalf of the Company, on the one hand, or the Buyer, on the other hand, in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party so requesting termination shall have used its commercially reasonable efforts, in accordance with Section 5.9, to have such order, decree, ruling or other action vacated;

(e)by the Sellers’ Representative, on behalf of the Company, by written notice to Buyer if (i) all of the conditions to the Buyer’s obligations to proceed with the Closing set forth in Article VII have been satisfied or waived in writing by Buyer (other than such conditions which by their nature are to be satisfied at the Closing, but assuming such conditions were capable of being satisfied as of the time of termination), (ii) on or after the date the Closing should have occurred pursuant to Section 2.2, the Sellers’ Representative or the Company has delivered written notice to Buyer that (A) all of the conditions to the Buyer’s obligations to proceed with the Closing set forth in Article VII have been satisfied or waived in writing by Buyer (other than such conditions which by their nature are to be satisfied at the Closing, but assuming such conditions were capable of being satisfied as of the time of termination), (B) all of the conditions to the Sellers’ obligations to proceed with the Closing set forth in Article VII have been satisfied or waived in writing by Seller (other than such conditions which by their nature are to be satisfied at the Closing, but assuming such conditions were capable of being satisfied as of the time of termination), (C) the Company and the Sellers’ Representative irrevocably confirm to the Buyer in writing that the Company and the Sellers are ready, willing and able to effect the Closing as of the time of termination, and (D) Buyer has failed to consummate the Closing on or before the third Business Day after delivery of the notice referenced in clause (ii) of this Section 9.1(e), and the Company stood ready, willing and able to consummate the Closing throughout such three Business Day period; provided, that the Company and the Sellers shall be entitled to terminate this Agreement pursuant to this Section 9.1(e) prior to the conclusion of the Inside Date in the event that the Buyer has breached its obligations pursuant to Section 5.5.

(f)by the Buyer, if between the date hereof and the Closing, a Material Adverse Effect has occurred with respect to the Company and its Subsidiaries.

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party.

Section 9.2Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (a) for the provisions of Sections 3.23 and 4.4 relating to brokers, Section 5.8 relating to confidentiality, Section 5.11 relating to public announcements, Section 10.1 relating to fees and expenses, Section 10.4 relating to notices, Section 10.7 relating to third-party beneficiaries, Section 10.8 relating to governing law, Section 10.9 relating to submission to jurisdiction and this Section 9.2 and (b) that nothing herein shall relieve any party from liability for any breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement; provided, that (a) if this Agreement is validly terminated by the Sellers pursuant to Section 9.1(e), then the Sellers shall be entitled to seek payment of the Termination Fee pursuant to Section 9.3, and (b) subject to Section 9.3, nothing herein shall relieve any party from any liability resulting from any willful and material breach of this Agreement by such party prior to such termination.

Section 9.3Termination Fee.

(a)If this Agreement is validly terminated by the Sellers in accordance with either (i) Section 9.1(b), but solely as a result of Buyer’s breach of its obligations under Section 5.5, or (ii) Section 9.1(e), then within five Business Days after the date of such termination, the Buyer shall pay or cause to be paid to the Sellers an amount in cash equal to $13,750,000 (the “Termination Fee”) by wire transfer of immediately available funds to the account designated in writing by the Sellers.

(b)Notwithstanding anything to the contrary in this Agreement and subject to Section 9.3(e), in the event the Sellers validly terminate this Agreement pursuant to Section 9.1(e), then the Sellers’ sole and exclusive remedy against the Buyer in respect of this Agreement, the Ancillary Agreement and the transactions contemplated hereby and thereby shall be to terminate this Agreement and the Ancillary Agreements in accordance with Section 9.1(e) and collect the Termination Fee.

(c)For the avoidance of doubt, the maximum aggregate liability of the Buyer under this Agreement in the event the Sellers validly terminate this Agreement pursuant to Section 9.1(e) shall not exceed under any circumstances the amount of the Termination Fee, and in no event shall the Company, Blocker or the Sellers seek or be entitled to, directly or indirectly, any monetary recovery or award or any monetary damages of any kind pursuant to this Agreement and the Ancillary Agreements or any of the transactions contemplated hereby or thereby, in the aggregate, in excess of the Termination Fee, and the Company, Blocker and the Sellers hereby expressly and irrevocably waive any right to seek any monetary recovery, award or damages of any kind and to any amount in excess of the Termination Fee.

(d)The parties agree that the agreements contained in this Section 9.3 are integral parts of the transactions contemplated by this Agreement. The Parties acknowledge and agree that (i) in no event shall the Buyer be required to pay the full Termination Fee, together with the reimbursement of applicable expenses pursuant to this Section 9.3, on more than one occasion and (ii) any payment of the Termination Fee described in this Section 9.3 is not a penalty but is liquidated damages in a reasonable amount that will compensate the Sellers in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(e)In the event of any dispute over whether the Sellers are entitled to be paid the Termination Fee pursuant to this Section 9.3 that results in a lawsuit, the party prevailing in such lawsuit shall be entitled to be reimbursed for the reasonable costs and expenses that such party incurs in connection with such lawsuit (including but not limited to attorney fees, accountant fees, expert fees and other third party advisory fees).

(f)While the Company and the Sellers’ Representative may pursue both a grant of specific performance in accordance with Section 10.11 and the payment of the Termination Fee, under no circumstances shall the Company or the Sellers’ Representative be permitted or entitled to receive both a grant of specific performance that results in the Closing occurring and the Termination Fee.

ARTICLE X
GENERAL PROVISIONS

Section 10.1Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, that if the transactions contemplated hereby are consummated, Transaction Expenses shall be borne by the Sellers and paid as provided in this Agreement. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other; provided, however, (i) that all filing fees under the HSR Act and any other Antitrust Law shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Company, respectively, (ii) the premium other costs associated with the Indemnity Policy obtained by Buyer in connection with the transactions contemplated herein shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Company, respectively and (iii) any documented fees and expenses of legal counsel of the Sellers, up to an amount of $200,000, associated with negotiating and obtaining the Financing and the Indemnity Policy.

Section 10.2Amendment and Modification. Subject to Section 10.19, this Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of the Buyer and the Sellers.

Section 10.3Waiver. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Subject to Section 8.5(e), the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 10.4Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e‑mail, upon written confirmation of receipt by facsimile, e‑mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) If to the Sellers’ Representative, or prior to the Closing, to the Company, then to:

c/o Marlin Topco GP, LLC
338 Pier Avenue
Hermosa Beach, CA 90254
Attention:  Peter Chung and Az Virji

Facsimile:  (310) 364-0110

E-mail:   pchung@marlinequity.com

avirji@marlinoperations.com

with a copy, which shall not constitute notice, to:

Kirkland & Ellis LLP
3330 Hillview Avenue
Palo Alto, CA 94304
Attention: Marc D. Browning, P.C.
Facsimile:  (415) 439‑1500

E-mail:  mbrowning@kirkland.com

(ii) If to the Buyer, then to:

Zix Corporation

2711 North Haskell Avenue

Suite 2200, LB 36

Dallas, TX 75204

Attention: Chief Executive Officer

Facsimile: (866) 257-4949

Email: dwagner@zixcorp.com

with copies (which shall not constitute notice) to:

Zix Corporation

2711 North Haskell Avenue

Suite 2200, LB 36

Dallas, TX 75204

Attention: General Counsel

Facsimile: (866) 257-4949

Email: nwebster@zixcorp.com

and

Baker Botts L.L.P.

2001 Ross Avenue, Suite 900

Dallas, TX 75201

Attention: Don McDermett and Grant Everett

Email:  don.mcdermett@bakerbotts.com;

grant.everett@bakerbotts.com

Section 10.5Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

Section 10.6Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the sale and purchase of the Company Group exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the parties hereto each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the sale and purchase of the Company Group shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereto hereby agree that no party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.

Section 10.7No Third-Party Beneficiaries. Except as provided in Article VIII or Section 10.19, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 10.8Governing Law. This Agreement (other than Section 10.19) and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 10.9Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its successors or assigns against the other party shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, the parties agree that disputes with respect to the matters referenced in Section 2.4 shall be resolved by the Independent Accounting Firm as provided therein.

Section 10.10Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that the Buyer may assign its rights, interests and obligations under this Agreement to any Subsidiary of the Buyer without the prior consent of the Sellers; provided, further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.11Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any state or federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 10.12Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 10.13Severability. Wherever possible, each provision hereof shall be interpreted in such a manner as to be effective and valid under applicable Law. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision or provisions shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 10.14Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.15Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.16Facsimile or.pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 10.17Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.18No Presumption Against Drafting Party. The Buyer, the Sellers, Blocker and the Company each acknowledges that each party to this Agreement has been represented by legal counsel (or has had the opportunity to be represented by legal counsel, and decided not to engage legal counsel) in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 10.19No Recourse to Financing Sources.  Notwithstanding anything to the contrary contained in this Agreement, each of Blocker and the Sellers, on behalf of themselves and their Subsidiaries, including the Company and its Subsidiaries, hereby:

(a)agrees that it will not bring or support any person, or permit any of its Affiliates or their respective Representatives (in each case, other than Buyer) to bring or support any person, in any Action, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources, the Investors, and each of their respective Affiliates and Representatives, and their respective successors and assigns (in each case, other than Buyer) (the “Financing Source Related Parties”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York, so long as such forum is and remains available, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court;

(b)agrees that, except to the extent relating to the interpretation of any of the provisions of this Agreement (including any provision of any definitive agreement governing any Financing that expressly specifies that the interpretation of such provision shall be governed by, and construed in accordance with, the laws of the State of Delaware), all Actions (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Source Related Parties in any way relating to the Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction;

(c)HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER AT LAW OR IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO THE FINANCING OR THE PERFORMANCE THEREOF OR THE FINANCING CONTEMPLATED THEREBY;

(d)agrees that service of process upon the Company, its Subsidiaries, Blocker and the Sellers in any such Action or proceeding shall be effective if notice is given in accordance with Section 10.4;

(e)irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court;

(f)agrees that none of the Financing Source Related Parties will have any liability to the Company, Blocker, the Sellers or any of their respective Affiliates, and their respective Representatives, and their respective successors and assigns (in each case, other than Buyer) relating to or arising out of this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and

(g)agrees that the Financing Source Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.19 and such provisions and the definition of “Financing Sources,” “Investors” and “Financing Source Related Parties” shall not be amended in any way adverse to the Financing Source Related Parties without the prior written consent of the Financing Sources and the Investors (as applicable).

Section 10.20Reseller Partner Matters.  The Sellers have obtained and delivered to the Buyer the written consent of the Reseller Partner dated January 9, 2019 (the “Consent”) to AppRiver’s intended assignment to the Buyer of the Reseller Agreement.  The Sellers and Buyer acknowledge and agree that, pursuant to the transactions contemplated by this Agreement, a change-in-control with respect to AppRiver (as contemplated by the Reseller Agreement) will occur whereby the Buyer will indirectly acquire 100% of the equity interests of AppRiver, rather than a direct assignment of the Reseller Agreement from AppRiver to the Buyer.  Regardless, the Sellers and the Buyer shall cooperate in good faith with one another and use their respective commercially reasonable efforts to (a) confirm with the Reseller Partner that the Consent is intended to constitute the Reseller Partner’s consent to such change-in-control, and (b) supply the Reseller Partner with a copy of this Agreement and explain to the Reseller Partner the change-in-control of AppRiver that will occur thereunder.  Until the Closing of the transactions contemplated by this Agreement, the Sellers will cause AppRiver to continue to fulfill its obligations under the Reseller Agreement.  From and after the Closing of the transactions contemplated by this Agreement, the Buyer will cause AppRiver to continue to fulfill its obligations under the Reseller Agreement.

Section 10.21Attorney-Client Privilege and Conflict Waiver.  Kirkland & Ellis LLP has represented the Company, its Subsidiaries, Blocker, certain of the Sellers and the Sellers’ Representative.  All of the parties recognize the commonality of interest that exists and will continue to exist until Closing, and the parties agree that such commonality of interest should continue to be recognized after the Closing.  Specifically, the parties agree that (a) the Buyer shall not, and shall not cause any member of the Company Group to, seek to have Kirkland & Ellis LLP disqualified from representing the Sellers’ Representative, the Sellers and their respective Affiliates, and each of the foregoing’s respective officers, directors, employees, shareholders, equityholders, agents and representatives (collectively, the “Seller Parties”) in connection with any dispute that may arise between the Sellers’ Representative, the Seller Parties or their respective Affiliates and the Buyer, Blocker or the Company in connection with this Agreement or the transactions contemplated hereby and (b) in connection with any such dispute that may arise between the Sellers’ Representative, the Seller Parties or their respective Affiliates and the Buyer, Blocker or the Company, the Sellers’ Representative, the Seller Parties or their respective Affiliates involved in such dispute (and not the Buyer or the Company) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the Company, any of its Subsidiaries and Kirkland & Ellis LLP that occurred before the Closing.

Section 10.22Payments by Sellers.  Any amounts contemplated under this Agreement to made by the Sellers in the aggregate shall be paid severally on a pro rata basis in accordance with the Distribution Waterfall.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

BUYER:

Zix Corporation

By	/s/ David J. Wagner
Name: David J. Wagner
Title: President and Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

COMPANY:

AR Topco, LLC

By	/s/ Peter Chung
Name: Peter Chung
Title: President

BLOCKER:

AppRiver Marlin Blocker Corp.

By:	/s/Peter Chung
Name: Peter Chung
Title: President

ROLLOVER SELLER:

AppRiver Holdings, LLC

By:	/s/ Michael I. Murdoch
Name: Michael I. Murdoch
Title: Chief Executive Officer

MARLIN SELLER:

AppRiver Marlin Topco, L.P.

By:	/s/ Peter Chung
Name: Peter Chung
Title: President

[Signature Page to Securities Purchase Agreement]

BLOCKER SELLER:

Marlin Equity IV, L.P.

By	Marlin Equity Partners IV, L.P.
Its:	General Partner

By:	Marlin Ultimate GP, LLC
Its:	General Partner

By:	/s/ Robert Kunold, Jr.
Name: Robert Kunold, Jr.
Title: Senior Vice President

MIU SELLER:

AppRiver Management Holdings, LLC

By:	Marlin Ultimate GP, LLC
Its:	Manager

By:	/s/ Robert Kunold, Jr.
Name: Robert Kunold, Jr.
Title: Senior Vice President

SELLER REPRESENTATIVE:

Marlin Topco GP, LLC

By:	marlin Ultimate GP, LLC
Its:	Manager

By:	/s/ Robert Kunold, Jr.
Name: Robert Kunold, Jr.
Title: Senior Vice President

[Signature Page to Securities Purchase Agreement]

Exhibit A

Debt Commitment Letter

SUNTRUST BANK SUNTRUST ROBINSON HUMPHREY, INC. 3333 Peachtree Road Atlanta, Georgia 30326	KEYBANK NATIONAL ASSOCIATION KEYBANC CAPITAL MARKETS INC. 127 Public Square Cleveland, Ohio 44114

CONFIDENTIAL

January 14, 2019

Zix Corporation

2711 N. Haskell Avenue, Suite 2200

Dallas, TX 75204
Attention: David Rockvam

Project Zephyr

Commitment Letter

Ladies and Gentlemen:

You have advised SunTrust Robinson Humphrey, Inc. (“STRH”), SunTrust Bank (“SunTrust Bank”; together with STRH, “SunTrust”), KeyBanc Capital Markets Inc. (“KBCM”), and KeyBank National Association (“KeyBank” and together with KBCM, the “KeyBank Parties”; together with SunTrust, collectively, the “Commitment Parties”, “we” and “us”), that Zix Corporation (the “Borrower” or “you”) intends to acquire (the “Acquisition”), directly or indirectly, all of the outstanding equity interests of AppRiver, LLC, a Florida limited liability company (together with its subsidiaries, collectively, the “Target”).  You have further advised us that, in connection with the foregoing, you and the Target intend to consummate the other Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”).  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description, the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”) or the Summary of Additional Conditions attached hereto as Exhibit C.  This commitment letter, the Transaction Description, the Term Sheet and the Summary of Additional Conditions attached hereto as Exhibit C are referred to herein, collectively, as the “Commitment Letter”.

1.	Commitments.

In connection with the Transactions, (a) SunTrust Bank is pleased to advise you of its commitment to provide 70.0% of the aggregate principal amount of each of the Credit Facilities (and hereby commits to provide 70.0% of the entire amount of any increase or differing amounts required as a result of the exercise of the original issue discount and/or upfront fee flex provisions of the fee letter dated the date hereof (the “Fee Letter”) by us and acknowledged by you) and (b) KeyBank is pleased to advise you of its commitment to provide 30.0% of the aggregate principal amount of each of the Credit Facilities

(and hereby commits to provide 30.0% of the entire amount of any increase or differing amounts required as a result of the exercise of the original issue discount and/or upfront fee flex provisions of the Fee Letter) on the terms set forth herein and subject only to the satisfaction of the limited conditions expressly set forth in the section entitled “Conditions to Initial Borrowing” in Exhibit B hereto (limited on the Closing Date (as defined below) as indicated therein).

SunTrust Bank and KeyBank are sometimes referred to herein, collectively, as the “Initial Lenders” and, each, as an “Initial Lender.”  The Initial Lenders shall be severally liable in respect of their respective commitments to the Credit Facilities, on a several, and not joint, basis with the other Initial Lender, and no Initial Lender shall be responsible for the commitment of the other Initial Lender.

2.Titles and Roles.

It is agreed that (i) each of STRH and KBCM will act as a joint lead arranger and joint bookrunner for each of the Credit Facilities (each a “Lead Arranger” and, collectively, the “Lead Arrangers”) and (ii) SunTrust Bank will act as sole administrative agent and sole collateral agent (in such capacity, the “Administrative Agent”) for the Credit Facilities.  It is further agreed that in any Information Materials (as defined below) and all other offering or marketing materials in respect of the Credit Facilities, STRH shall have “left side” designation and shall appear on the top left and shall hold the leading role and responsibility customarily associated with such “top left” placement, and KBCM shall have placement immediately to the right of STRH.  You agree that no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation (other than compensation expressly contemplated by this Commitment Letter and the Fee Letter) will be paid to any Lender (as defined below) in order to obtain its commitment to participate in the Credit Facilities unless you and we shall so agree.

3.Syndication.

The Lead Arrangers reserve the right, prior to or after the Closing Date, to syndicate all or a portion of the Initial Lenders’ respective commitments hereunder to a group of banks, financial institutions and other institutional lenders and investors identified by the Lead Arrangers in consultation with you and reasonably acceptable to the Lead Arrangers and you (your consent not to be unreasonably withheld or delayed), including, without limitation, any relationship lenders designated by you and reasonably acceptable to the Lead Arrangers (such banks, financial institutions and other institutional lenders and investors, together with the Initial Lenders, the “Lenders”); provided that (a) we agree not to syndicate, assign or participate out our commitments to (i) certain banks, financial institutions, other institutional lenders and other investors, in each case, identified to us by you or True Wind Capital Management, LLC and its controlled affiliates (collectively, the “Sponsor”) in writing prior to the date hereof, (ii) competitors of the Borrower, the Target and their respective subsidiaries specified to us (or, if after the Closing Date, to the Administrative Agent) by you or the Sponsor in writing from time to time, or (iii) in the case of preceding clauses (i) and (ii), any of their affiliates that are (A) identified by you or the Sponsor in writing to us (or, if after the Closing Date, to the Administrative Agent) from time to time or (B) clearly identifiable on the basis of such affiliates’ name (provided that neither the Lead Arrangers nor the Administrative Agent shall have any liability with respect to any assignment or participation to any such affiliate included in the definition of Disqualified Lenders solely on account of this clause (iii)(B)) (the persons described in clauses (i), (ii) and (iii) above, collectively, “Disqualified Lenders”), and no Disqualified Lenders may become Lenders or otherwise participate in the Credit

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Facilities, and (b) notwithstanding the Lead Arrangers’ right to syndicate the Credit Facilities and receive commitments with respect thereto, (i) Initial Lenders shall not be relieved, released or novated from their obligations hereunder (including, subject to the satisfaction of the conditions set forth herein, its obligation to fund the Credit Facilities on the date of the consummation of the Acquisition with the proceeds of the initial funding under the Credit Facilities (the date of such funding, the “Closing Date”)) in connection with any syndication, assignment or participation of the Credit Facilities, including its commitments in respect thereof, until after the initial funding of the Credit Facilities on the Closing Date has occurred, (ii) no assignment or novation by any Initial Lender shall become effective as between you and such Initial Lender with respect to all or any portion of such Initial Lender’s commitments in respect of the Credit Facilities until after the initial funding of the Credit Facilities on the Closing Date has occurred and (iii) unless you otherwise agree in writing, Initial Lenders shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Credit Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until after the initial funding on the Credit Facilities on the Closing Date has occurred; provided that, to the extent that a person is designated or becomes a Disqualified Lender pursuant to clause (a) above after the date of this Commitment Letter, such event shall not apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest in a Credit Facility, to the extent of the loan or commitment subject to such assignment or participation interest.

It is understood that the Initial Lenders’ respective commitments hereunder are not conditioned upon the syndication of, or receipt of commitments in respect of, the Credit Facilities and in no event shall the commencement or successful completion of syndication of the Credit Facilities constitute a condition to the availability of the Credit Facilities on the Closing Date.  The Lead Arrangers may commence syndication efforts promptly upon your acceptance of this Commitment Letter and as part of its syndication efforts, it is the Lead Arrangers’ intent to have Lenders commit to the Credit Facilities prior to the Closing Date (subject to the limitations set forth in the preceding paragraph).  Until the earlier of (i) the date upon which a Successful Syndication (as defined in the Fee Letter referred to below) is achieved and (ii) the date that is sixty (60) days after the Closing Date (such earlier date, the “Syndication Date”), you agree to use commercially reasonably efforts to assist the Lead Arrangers in seeking to complete a timely syndication that is reasonably satisfactory to us and you.  Such assistance shall include, without limitation, (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit from your existing lending and investment banking relationships and the existing lending and investment banking relationships of the Sponsor and to the extent practical and appropriate (and not in contravention of the Acquisition Agreement), the Target’s existing lending and investment banking relationships, (b) direct contact between appropriate members of senior management, certain representatives and non-legal advisors of you and the Sponsor, on the one hand, and the proposed Lenders, on the other hand (and, to the extent practical and appropriate and in all instances not in contravention of the Acquisition Agreement, your using commercially reasonable effects to arrange such contact between senior management of the Target, on the one hand, and the proposed Lenders, on the other hand), in all such cases with reasonable advance notice and at times and locations mutually agreed upon, (c) your and the Sponsor’s assistance (including the use of commercially reasonable efforts to cause the Target to assist to the extent practical and appropriate and in all instances not in contravention of the Acquisition Agreement) in the preparation of the Information Materials, (d) the hosting, with the Lead Arrangers, of one (or more, if reasonably requested by the Administrative Agent) in-person meeting of prospective Lenders at a time and location to be mutually agreed upon (and, to the extent reasonably necessary as determined by the Lead Arrangers, one or more conference calls or one-on-one meetings with prospective Lenders at times to be

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mutually agreed upon and upon reasonable advance notice) (and your using commercially reasonable efforts to cause the officers of the Borrower and the Target to be available for such meetings to the extent practical and appropriate and in all instances not in contravention of the Acquisition Agreement), (e) your providing customary projections of consolidated financial statements of the Borrower and its subsidiaries (including the Target) for each year commencing with the fiscal year in which the Closing Date occurs through the term of the Credit Facilities (collectively, the “Projections”) (it being acknowledged and agreed by the Lead Arrangers that the Projections were delivered prior to the date hereof), and (f) at any time prior to the later of the Closing Date and the Syndication Date, your ensuring (and to the extent practical and appropriate and in all instances not in contravention of the Acquisition Agreement, using your commercially reasonable efforts to cause the Target to ensure) that there are no competing issues, offerings, placements or arrangements of debt securities or commercial bank or other credit facilities by or on behalf of you, the Sponsor, the Target or any of your subsidiaries being offered, placed or arranged with respect to the Borrower, the Guarantors, and the Target without the consent of the Lead Arrangers (such consent not to be unreasonably withheld, delayed or conditioned), if such issuance, offering, placement or arrangement would materially impair the primary syndication of the Credit Facilities (it being understood and agreed that your, the Sponsor’s, the Target’s, and your and their subsidiaries’ deferred purchase price obligations, ordinary course working capital facilities and ordinary course capital lease, purchase money, equipment financing and letters of credit, and any other obligations or indebtedness existing or permitted to be incurred by the Target and its subsidiaries under the Acquisition Agreement (and extensions, refinancings and renewals of any such indebtedness to the extent permitted to be incurred under the Acquisition Agreement), in each case, will not be deemed to materially impair the primary syndication of the Credit Facilities).  Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter or any other letter agreement or undertaking concerning the financing of the Transactions to the contrary, your obligations to assist in syndication efforts as provided herein shall not constitute a condition to the commitments hereunder or the funding of the Credit Facilities on the Closing Date.  We acknowledge that neither the Target nor any of its subsidiaries or affiliates is obligated to assist with any syndication of the Credit Facilities and their obligations to you are limited to the cooperation covenant in the Acquisition Agreement and your obligation to use commercially reasonable efforts will not require you to take any action contrary to, or to terminate, the Acquisition Agreement.

The Lead Arrangers, in their capacities as such, will manage, in consultation with you, all aspects of any syndication of the Credit Facilities, including decisions as to the selection of institutions (excluding Disqualified Lenders) reasonably acceptable to you (your consent not to be unreasonably withheld or delayed) to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (subject to your consent rights set forth in the second preceding paragraph and excluding Disqualified Lenders), the allocation of the commitments among the Lenders (subject to your prior consent (not to be unreasonably withheld or delayed)) and the amount and distribution of fees among the Lenders.  For the avoidance of doubt, you will not be required to provide any information to the extent that the provision thereof would violate any law, rule or regulation, or any obligation of confidentiality binding upon, or waive any attorney-client privilege of, you, the Target or your or its respective affiliates (provided, in the event that you do not provide information in reliance on the exclusions in this sentence, you shall use commercially reasonable efforts to provide written notice to the Lead Arrangers promptly upon obtaining knowledge that such information is being withheld, and you shall use your commercially reasonable efforts to communicate, to the extent permitted, the applicable information in a way that would not violate such restrictions).  Notwithstanding anything herein to the contrary, the only financial statements that shall be required to be provided to the Commitment Parties in connection

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with the syndication of the Credit Facilities shall be those required to be delivered pursuant to paragraphs 9 and 10 of Exhibit C attached hereto.

You hereby acknowledge that (a) the Lead Arrangers will make available Information (as defined below), Projections and other offering and marketing materials and presentations, including confidential information memoranda, to be used in connection with the syndication of the Credit Facilities in a form customarily delivered in connection with senior secured bank financings (the “Information Memorandum” and, together with such other customary marketing materials to be used in connection with the syndications, the “Information Materials”) to the proposed syndicate of Lenders by posting the Information Materials on Intralinks, Debt X, SyndTrak Online or by similar electronic means, in each case, subject to a market standard “click through” or similar confidentiality agreement reasonably approved by you, and (b) certain of the Lenders may be “public side” Lenders (i.e., Lenders that wish to receive only information that (i) is publicly available or (ii) is not material with respect to you, the Target or your or its respective subsidiaries and securities for purposes of United States federal securities laws (collectively, the “Public Side Information”; any information that is not Public Side Information, “Private Side Information”) and who may be engaged in investment and other market related activities with respect to you, the Target or your or its respective subsidiaries or securities) (each, a “Public Sider” and each Lender that is not a Public Sider, a “Private Sider”).

At the reasonable request of the Lead Arrangers, you agree to assist (and to use commercially reasonable efforts to cause the Sponsor and the Target to assist to the extent practical and appropriate and in all instances not in contravention of the Acquisition Agreement) us in preparing an additional version of the Information Memorandum to be used in connection with the syndication of the Credit Facilities that consists solely of Public Side Information with respect to you, the Target or any of your or its respective subsidiaries or any of your or their respective securities for the purpose of United States federal and state securities laws to be used by Public Siders.  The information to be included in the additional version of the Information Materials will not, for the avoidance of doubt, be required to be any more expansive than the information included in the version of the Information Materials provided to the Private Siders.  It is understood that in connection with your assistance described above, customary authorization letters will be included in any Information Materials that authorize the distribution thereof to prospective Lenders, represent that the additional version of the Information Memorandum contains only Public Side Information and exculpate you, the Sponsor, the Target, and your and their respective affiliates and us and our respective affiliates with respect to any liability related to the use or misuse of the contents of the Information Materials or related offering and marketing materials by the recipients thereof.  Before distribution of any Information Materials, at our reasonable request, you agree to identify that portion of the Information Materials that may be distributed to the Public Siders as “Public Information”, which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof.  By marking Information Materials as “PUBLIC”, you shall be deemed to have authorized the Commitment Parties and the proposed Lenders to treat such Information Materials as containing only Public Side Information (it being understood that you shall not be under any obligation to mark the Information Materials “PUBLIC”).  Any Information Materials not marked “PUBLIC” shall be deemed to have Private Side Information.

You acknowledge and agree that, subject to the confidentiality and other provisions of this Commitment Letter, the following documents, without limitation, may be distributed to both Private Siders and Public Siders, unless you advise the Lead Arrangers in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed to

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Private Siders (provided that you and your counsel shall have been given a reasonable opportunity prior to any such distribution to review such documents and comply with the United States Securities and Exchange Commission disclosure obligations or any other applicable disclosure obligations with respect thereto prior to any such distribution): (a) administrative materials prepared by the Lead Arrangers for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda), (b) term sheets and notifications of changes in the Credit Facilities’ terms and conditions and (c) drafts and final versions of the Credit Facilities Documentation.  If you advise us in writing (including by email), within a reasonable period of time prior to dissemination, that any of the foregoing should be distributed only to Private Siders, then Public Siders will not receive such materials without your consent.

4.Information.

You hereby represent and warrant that (with respect to Information relating to the Target, its subsidiaries and its and their respective businesses prior to the Closing Date, to your knowledge) (a) all written information and written data, other than (i) the Projections, estimates, budgets and other forward-looking information and (ii) information of a general economic or industry specific nature (such written information and data other than as described in the immediately preceding clauses (i) and (ii), the “Information”), that has been or will be made available to any Commitment Party by you or, at your direction, by any of your representatives on your behalf in connection with the transactions contemplated hereby, when taken as a whole after giving effect to all supplements and updates provided thereto from time to time, is or will be, when furnished, correct in all material respects and does not or will not, when furnished and when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time) and (b) the Projections that have been or will be made available to us by or on behalf of you in connection with the transactions contemplated hereby have been prepared in good faith based upon assumptions that are believed by you to be reasonable at the time such Projections are so furnished; it being understood that the Projections are predictions as to future events and are not to be viewed as facts, that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized, and that actual results during the period or periods covered by any such Projections may differ from the projected results and such differences may be material.  You agree that if, at any time prior to the later of the Closing Date and the Syndication Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and the Projections contained in the Information Materials were being furnished, and such representations were being made, at such time, then you will (or, prior to the Closing Date, with respect to the Information relating to the Target, its subsidiaries or their respective operations or assets, will, in all instances to the extent not in contravention of the Acquisition Agreement, use commercially reasonable efforts to cause the Target to) promptly supplement the Information and such Projections such that (with respect to Information relating to the Target, its subsidiaries and their respective businesses prior to the Closing Date, to your knowledge) such representations and warranties are correct in all material respects under those circumstances, it being understood in each case that such supplementation shall cure any breach of such representations and warranties.  In arranging and syndicating the Credit Facilities, the Lead Arrangers will be entitled to use and rely on the Information and the Projections contained in the Information Materials without responsibility for independent verification thereof.  The Commitment Parties do not assume any responsibility for the accuracy or completeness of the Information or the Projections.  Notwithstanding anything to the

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contrary contained in this Commitment Letter or the Fee Letter, none of the making of any representation under this Section 4, the provision of any supplement thereto, nor the accuracy of any such representation or supplement shall constitute a condition precedent to the availability and initial funding of the Credit Facilities on the Closing Date.

5.Fees.

As consideration for the commitments of the Initial Lenders hereunder and for the agreement of the Lead Arrangers to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the Term Sheet and the Fee Letter, if and to the extent due and payable in accordance with the terms set forth in the Term Sheet and the Fee Letter.  Once paid, such fees shall not be refundable except as otherwise set forth herein or therein or as otherwise agreed in writing by you and us.  Notwithstanding anything to the contrary herein or otherwise, if the Closing Date does not occur, no fees, costs or expenses (other than amounts payable pursuant to clause (a) in the first paragraph of Section 7 below, but not any fees, costs, expenses or disbursements of counsel pursuant to clause (b) of that paragraph) will be payable or reimbursable to you pursuant to this Commitment Letter, the Fee Letter or any other agreement entered into between you and the Lead Arrangers and/or any of their affiliates with respect to the Credit Facilities.

6.Conditions.

The commitments of the Initial Lenders hereunder to fund the Credit Facilities on the Closing Date and the agreements of the Lead Arrangers to perform the services described herein are subject solely to the limited conditions set forth in the section entitled “Conditions to Initial Borrowing” in Exhibit B attached hereto, and upon satisfaction (or waiver by all Commitment Parties in writing) of such conditions, the initial funding of the Credit Facilities shall occur; it being understood and agreed that there are no other conditions (implied or otherwise) to the commitments hereunder, including compliance with the terms of this Commitment Letter, the Fee Letter or the Credit Facilities Documentation.

Notwithstanding anything to the contrary in this Commitment Letter (including each of the exhibits attached hereto), the Fee Letter, the Credit Facilities Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to the availability and funding of the Credit Facilities on the Closing Date shall be (A) such of the representations and warranties made by or with respect to the Target and its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders (in their capacities as such), but only to the extent that you (or your applicable affiliate) have the right (taking into account any applicable notice or cure provisions) to terminate your or its obligations under the Acquisition Agreement or to decline to consummate the Acquisition (in each case, in accordance with the terms thereof) as a result of a breach of such representations and warranties in the Acquisition Agreement  (the “Specified Acquisition Agreement Representations”) and (B) the Specified Representations (as defined below) and (ii) the terms of the Credit Facilities Documentation shall be in a form such that they do not impair the availability or funding of the Credit Facilities on the Closing Date if the conditions set forth in the section entitled “Conditions to Initial Borrowing” in Exhibit B attached hereto are satisfied (or waived by all Commitment Parties in writing) (provided that to the extent any security interest in any Collateral is not or cannot be provided and/or perfected on the Closing Date (other than the pledge and perfection of the security interest in the equity interests of the Target and each Guarantor that is an existing subsidiary thereof (provided that any certificated equity securities

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evidencing such equity interests, other than certificated equity securities of the Target or any Guarantor that is an existing subsidiary of the Target, will be required to be delivered on the Closing Date only to the extent actually received from the Target after your use of commercially reasonable efforts to obtain such certificates) and other assets with respect to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code) after your use of commercially reasonable efforts to do so without undue burden or expense, then the provision and/or perfection of a security interest in such Collateral shall not constitute a condition to the availability of the Credit Facilities on the Closing Date, but instead shall be required to be provided and/or perfected within 120 days (or 30 days in the case of equity interests) after the Closing Date (or such later date after the Closing Date as the Administrative Agent shall agree) pursuant to arrangements to be mutually agreed by the Administrative Agent and the Borrower acting reasonably).  For purposes hereof, “Specified Representations” means (a) all representations and warranties of the Borrower, the Target, and each Guarantor that is an existing subsidiary thereof set forth in the Credit Facilities Documentation relating to the following: organizational existence; organizational power and authority, due authorization, execution and delivery and enforceability, in each case with respect solely to the Credit Facilities Documentation; no conflicts with or consents under organizational and governing documents, in each case, related solely to the entering into and the performance of the Credit Facilities Documentation, the incurrence of the extensions of credit thereunder and the giving of guaranties and granting of security in connection therewith; solvency as of the Closing Date (after giving effect to the Transactions and with solvency being determined in a manner consistent with Annex I to Exhibit C attached hereto) of the Target and its subsidiaries on a consolidated basis; Federal Reserve margin regulations; the PATRIOT Act; the use of loan proceeds not violating OFAC or FCPA; beneficial ownership certificates (to the extent required by applicable law); the Investment Company Act; and, subject to the proviso in the immediately preceding sentence, creation, validity, perfection and priority (subject to permitted liens) of security interests in the Collateral (as defined in Exhibit B).  This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provisions”.

For the avoidance of doubt, compliance by you and/or your affiliates with the terms and conditions of this Commitment Letter (other than the conditions set forth in the section entitled “Conditions to Initial Borrowing” in Exhibit B attached hereto) is not a condition to the Initial Lenders’ respective commitments to fund the Credit Facilities hereunder on the Closing Date on the terms set forth herein and in the Fee Letter.

7.Indemnity; Expenses.

To induce the Commitment Parties to enter into this Commitment Letter and the Fee Letter and to proceed with the documentation of the Credit Facilities, you agree (a) to indemnify and hold harmless each Commitment Party, its affiliates and controlling persons (in each case other than any Excluded Affiliate acting in its capacity as such) and the respective officers, directors, employees, agents, advisors, partners and other representatives and successors and assigns of each of the foregoing (each, an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable, documented and invoiced out-of-pocket fees and expenses, joint or several (limited to (i) in the case of legal fees and expenses, fees and expenses of one counsel for all such Indemnified Persons, taken as a whole and, of a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such Indemnified Persons, taken as a whole, and, solely in the case of an actual or perceived conflict of interest, one additional primary and one additional local counsel in each applicable jurisdiction to each group of similarly affected Indemnified Persons and (ii) in the case of any other

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advisory or consultant, fees and expenses of such advisor or consultant but solely to the extent that you have consented to the retention of such person (such consent not to be unreasonably withheld or delayed)), to which any such Indemnified Person may become subject to the extent arising out of, resulting from or in connection with, this Commitment Letter (including the Term Sheet), the Fee Letter, the Transactions or any related transaction contemplated hereby, the Credit Facilities or any use of the proceeds thereof or any claim, litigation, investigation or proceeding (including any inquiry or investigation) relating to any of the foregoing (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other third person, and to reimburse each such Indemnified Person upon written demand for any reasonable, documented and invoiced out-of-pocket fees and expenses of one counsel for all such Indemnified Persons, taken as a whole and, of a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such Indemnified Persons, taken as a whole, and, solely in the case of an actual or perceived conflict of interest, one additional primary and one additional local counsel in each applicable jurisdiction to each group of similarly affected Indemnified Persons, and other reasonable, documented and invoiced out-of-pocket fees and expenses incurred in connection with investigating or defending any of the foregoing and the fees and expenses of any other third-party advisors; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from (i) the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of such Indemnified Person’s controlling persons, affiliates or any of its or their respective officers, directors, employees, agents, partners or successors (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) a material breach of the obligations of such Indemnified Person or any of such Indemnified Person’s controlling persons or affiliates under this Commitment Letter or the Fee Letter (as determined by a court of competent jurisdiction in a final and non-appealable decision), or (iii) disputes solely between and among Indemnified Persons to the extent such disputes do not arise from any act or omission of you, the Sponsor, the Target or any of your or their respective affiliates; provided, further, that each Indemnified Person, to the extent acting in its capacity as an agent or arranger or similar role under the Credit Facilities, shall remain indemnified in respect of such disputes; and (b) to reimburse each Commitment Party from time to time, upon presentation of a summary statement, for all reasonable and documented or invoiced out-of-pocket expenses (including but not limited to expenses of each Commitment Party’s non-legal consultants’ fees (to the extent any such consultant has been retained with your prior written consent (such consent not to be unreasonably withheld or delayed)), syndication expenses, due diligence expenses, reasonable, documented and invoiced travel expenses and reasonable, documented and invoiced fees, disbursements and other charges of a single counsel to the Commitment Parties identified in the Term Sheet and of a single local counsel to the Commitment Parties in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) and of such other counsel retained with your prior written consent (such consent not to be unreasonably withheld or delayed)), in each case incurred in connection with the Credit Facilities and the preparation, negotiation and enforcement of this Commitment Letter, the Fee Letter, the Credit Facilities Documentation and any security arrangements in connection therewith (collectively, the “Expenses”).  You acknowledge that certain of us may receive a benefit, including, without limitation, a discount, credit or other accommodation, from any such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.  The foregoing provisions in this paragraph shall be superseded in each case, to the extent covered thereby, by the applicable provisions contained in the Credit Facilities Documentation upon execution thereof and thereafter shall have no further force and effect.

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Notwithstanding any other provision of this Commitment Letter, (i) no Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent that such damages have resulted from (x) the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of such Indemnified Person’s controlling persons, controlled affiliates or any of its or their respective officers, directors, employees, agents, partners or successors or (y) any material breach of the obligations of such Indemnified Person or any of such Indemnified Person’s affiliates under this Commitment Letter or the Fee Letter, in each case as determined by a court of competent jurisdiction in a final, non-appealable judgment, and (ii) none of us, you (or your affiliates), the Sponsor (or its affiliates), the Target (or its subsidiaries) or any Indemnified Person shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Fee Letter, the Transactions (including the Credit Facilities and the use of proceeds thereunder), or with respect to any activities related to the Credit Facilities, including the preparation of this Commitment Letter, the Fee Letter and the Credit Facilities Documentation; provided that nothing in this paragraph shall limit your indemnity and reimbursement obligations to the extent that such indirect, special, punitive or consequential damages are included in any claim by a third party unaffiliated with the applicable Indemnified Person with respect to which the applicable Indemnified Person is entitled to indemnification as set forth in the immediately preceding paragraph.

In case any Proceeding is instituted involving any Indemnified Person for which indemnification is to be sought hereunder by such Indemnified Person, then such Indemnified Person will promptly notify you of the commencement of such Proceeding; provided, however, that the failure to so notify you will not relieve you of any liability that you may have to such Indemnified Person pursuant to this Section 7, except to the extent you are materially prejudiced by such failure.  You shall not, without the prior written consent of the applicable Indemnified Person (which consent shall not be unreasonably withheld or delayed) (it being understood that withholding consent due to non-satisfaction of any of the conditions described in clauses (i) and (ii) of this sentence shall be deemed reasonable), effect any settlement of, or consent to the entry of any judgment with respect to, any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to or admission of fault, culpability, wrongdoing or failure to act by or on behalf of any Indemnified Person.  In connection with any one Proceeding, you will not be responsible for the fees and expenses of more than one separate law firm for all Indemnified Persons plus additional local counsel and conflicts counsel to the extent provided herein.

You shall not be liable for any settlement of any Proceeding effected without your written consent (which consent shall not be unreasonably withheld or delayed), but if settled with your written consent or if there is a judgment by a court of competent jurisdiction in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and reasonable, documented and invoiced legal or other out-of-pocket expenses by reason of such settlement or judgment in accordance with and to the extent provided in the other provisions of this Section 7.  Each Indemnified Person (by accepting the benefits hereof) agrees to, and shall, refund and return any and all amounts paid by you to such Indemnified Person if a court of competent jurisdiction determines in a final and non-appealable

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determination that such Indemnified Person was not entitled to indemnification or contribution rights with respect to such payment pursuant to this Section 7.

8.Sharing of Information, Absence of Fiduciary Relationships, Affiliate Activities.

You acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other persons in respect of which you, the Target and your and its respective affiliates may have conflicting interests regarding the transactions described herein and otherwise. None of the Commitment Parties and their affiliates will use confidential information obtained from you, the Target or any of your or their respective affiliates by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you, the Target or your or their respective affiliates in connection with the performance by them or their affiliates of services for other persons, and none of the Commitment Parties and their affiliates will furnish any such information to other persons, except to the extent permitted below.  You also acknowledge that none of the Commitment Parties and their affiliates have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by them from other persons.

As you know, certain of the Commitment Parties may be full service securities firms engaged, either directly or through their affiliates, in various activities, including securities trading, commodities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals.  In the ordinary course of these activities, certain of the Commitment Parties and their respective affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of you, the Target and other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities.  Certain of the Commitment Parties or their affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, the Target or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities trading with any thereof.

The Commitment Parties and their respective affiliates may have economic interests that conflict with those of you or the Target and may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates.  You agree that the Commitment Parties will act under this Commitment Letter as independent contractors and that nothing in this Commitment Letter or the Fee Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Parties, on the one hand, and you, the Target, your and its respective equity holders or your or their respective affiliates, on the other hand.  You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between the Commitment Parties and, if applicable, their affiliates, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction each Commitment Party and each of its applicable affiliates (as the case may be) is acting solely as a principal and has not been, is not and will not be acting as an advisor, an agent or a fiduciary of you, the Target, your and its

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management, equity holders, creditors, affiliates or any other person, (iii) the Commitment Parties and their applicable affiliates (as the case may be) have not assumed an advisory or fiduciary responsibility or any other obligation in favor of you or your affiliates with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Commitment Parties or any of their respective affiliates have advised or are currently advising you or the Target on other matters) except the obligations expressly set forth in this Commitment Letter and the Fee Letter, and (iv) you have consulted your own legal, tax, accounting and financial advisors to the extent you deemed appropriate.  You further acknowledge and agree that (a) you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto, (b) you are capable of evaluating and understand and accept the terms, risks and conditions of the transactions contemplated hereby, and (c) we have provided no legal, accounting, regulatory or tax advice and you contacted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.  You agree that you will not claim that the Commitment Parties or their applicable affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to you or your affiliates, in connection with such transaction or the process leading thereto.

9.Confidentiality.

You agree that you will not disclose, directly or indirectly, the Fee Letter and the contents thereof or this Commitment Letter, the Term Sheet, the other exhibits and attachments hereto and the contents of each thereof, or the activities of any Commitment Party pursuant hereto or thereto, to any person or entity without prior written approval of the relevant Commitment Parties (which may be provided by electronic means) (such approval not to be unreasonably withheld, conditioned or delayed), except (a) to you and your Related Parties (as defined below) who need to know such information in connection with the Transactions, (b) to the Sponsor, and to your and any of the Sponsor’s affiliates, in each case, on a confidential basis, (c) if the relevant Commitment Parties consent in writing (such consent not to be unreasonably withheld or delayed) to such proposed disclosure, (d) to the extent such information becomes publicly available other than by reason of improper disclosure in violation of any confidentiality obligation owing to us (including those set forth in this paragraph), (e) in any legal, judicial or administrative proceeding or as otherwise required by or furnished pursuant to any applicable law, rule or regulation (including this Commitment Letter (but not the Fee Letter, other than the aggregate fee amount, unless required by the Securities and Exchange Commission, in which case you shall provide only a version redacted in a customary manner), including, without limitation, any applicable rules of any national securities exchange and/or applicable federal securities laws in connection with any Securities and Exchange Commission filings relating to the Acquisition) or compulsory legal process or as requested by a governmental authority and/or regulatory authority (in which case you agree, to the extent practicable and permitted by law, rule or regulation, to inform us promptly thereof) or (f) in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter and/or the Fee Letter; provided that (i) you may disclose this Commitment Letter (including the Term Sheet and the other exhibits and attachments hereto) and the contents hereof (but not the Fee Letter or the contents thereof except as provided below) to the Target (including any shareholder representative), its subsidiaries and their respective Related Parties, controlling persons or equity holders, on a confidential basis, (ii) you may disclose this Commitment Letter (including the Term Sheet and the other exhibits and attachments hereto) and the contents hereof (but not the Fee Letter or the contents thereof) in any syndication or other marketing materials in connection with the Credit Facilities (including the Information Materials) or in connection with any public filing relating to the Transactions, (iii) you may disclose the Term Sheet (and the other exhibits and attachments hereto)

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and the contents thereof (together with the results of the exercise of any “market flex” provisions in the Fee Letter and the aggregate amount of fees payable under the Fee Letter as part of projections, pro forma information and a generic disclosure of aggregate sources and uses), to potential Lenders, (iv) you may disclose the aggregate fee amount contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Credit Facilities or in any public or regulatory filing relating to the Transactions, (v) you may disclose this Commitment Letter (including the Term Sheet and the other exhibits and attachments hereto) and the Fee Letter in connection with the enforcement of your rights hereunder and thereunder, and (vi) if the fee amounts payable pursuant to the Fee Letter, and the  terms of the “market flex” provisions in the Fee Letter (including successful syndication levels), have been redacted in a customary manner and consistent with the requirements of the Acquisition Agreement, you may disclose the Fee Letter and the contents thereof to the Target (including any shareholder representative), its subsidiaries and their respective Related Parties, controlling persons or equity holders, on a confidential basis.  The provisions of this paragraph (other than your obligations with respect to the confidentiality of the Fee Letter and the contents thereof) shall automatically terminate on the second anniversary of the date hereof.

Each Commitment Party and its affiliates will use all non-public information provided to it or such affiliates by or on behalf of you hereunder or in connection with the Acquisition and the related Transactions (including any information obtained by them based on a review of any books and records relating to you or the Target or any of your or its subsidiaries or affiliates) solely for the purpose of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information and shall not publish, disclose or otherwise divulge, such information; provided that nothing herein shall prevent such Commitment Party and its affiliates from disclosing any such information (a) with your prior written consent, (b) to industry trade organizations where such information with respect to the Credit Facilities is customarily included in league table measurements, (c) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process (in which case such Commitment Party agrees (except with respect to any audit or examination conducted by any regulatory authority (including any self-regulatory authority) exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (d) upon the request or demand of any regulatory authority (including any self-regulatory authority) having jurisdiction over such Commitment Party or any of its affiliates (in which case such Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any regulatory authority (including any self-regulatory authority) exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (e) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Commitment Party, any of its affiliates or any of its or their Related Parties in violation of any confidentiality obligations (including those set forth in this paragraph) owing to you, the Target or any of your or their respective affiliates or any of your or their Related Parties, (f) to the extent that such information is received by such Commitment Party or any of its affiliates from a third party that is not, to such Commitment Party’s knowledge, subject to any contractual or fiduciary confidentiality obligations owing to you, the Target or any of your or their respective affiliates or any of your or their Related Parties, (g) to the extent that such information is independently developed by such Commitment Party or any of its affiliates without the use of any confidential information and without violating the terms of this Commitment Letter, (h) to such Commitment Party’s affiliates (in each

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case, other than any Excluded Affiliates) and to its and their respective directors, officers, employees, shareholders, legal counsel, independent auditors, professionals and other experts or agents (such Persons, “Related Parties”) who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and who are subject to customary confidentiality obligations of professional practice or who agree in writing to be bound by the terms of this paragraph (or language substantially similar to this paragraph) (with such Commitment Party being responsible for such compliance), (i) to actual or prospective Lenders, participants or assignees and to any direct or indirect contractual counterparty to any swap or derivative transaction relating to you or any of your subsidiaries under any Credit Facility, (j) for purposes of establishing a due diligence defense in any legal proceedings, and (k) as is necessary or advisable in protecting and enforcing the Commitment Parties’ rights with respect to this Commitment Letter or the Fee Letter; provided that no such disclosure shall be made to the members of such Commitment Party’s or any of its affiliates’ deal teams that are engaged (x) primarily as principals in private equity or venture capital or (y) in the sale of the Target and its subsidiaries, including through the provision of advisory services (any entities described in clauses (x) and (y), “Excluded Affiliates”); other than to a limited number of senior employees who are required, in accordance with industry regulations or such Commitment Party’s internal policies and procedures, to act in a supervisory capacity and the Commitment Parties’ internal legal, compliance, risk management, credit or investment committee members, in each case solely to the extent that any such information that is disclosed to such persons is done so on a “need to know” basis solely in connection with the transactions contemplated by this Commitment Letter and any such persons are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential; provided that the disclosure of any such information pursuant to clause (i) above shall be made subject to the acknowledgement and acceptance by such recipient that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and each Lead Arranger, including, without limitation, as set forth in the Information Materials) in accordance with the standard syndication process of the Lead Arrangers or market standards for dissemination of such types of information, which may require “click-through” or other affirmative action on the part of the recipient to access such confidential information and acknowledge its confidentiality obligations in respect thereof.  The Commitment Parties’ and their affiliates’, if any, obligations under this paragraph shall terminate automatically and be superseded by the confidentiality provisions in the definitive documentation relating to the Credit Facilities upon the initial funding thereunder.  The provisions of this paragraph shall automatically terminate on the second anniversary of the date hereof.  In no event shall any disclosure of information referred to above be made to any Disqualified Lender.  It is understood and agreed that each Commitment Party may, at its expense and on a customary basis, advertise or promote its role in arranging or providing any portion of any Credit Facility (including in any newspaper or other periodical, on any website or similar place for dissemination of information on the internet, as part of a “case study” incorporated into promotional materials, in the form of  a “tombstone” advertisement or otherwise) without the prior written consent of the Borrower.

10.Miscellaneous.

This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto without the prior written consent of each other party hereto (such consent not to be unreasonably withheld, conditioned or delayed) and any attempted assignment without such consent shall be null and void. This Commitment Letter and the commitments hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons to the extent expressly set forth

14

herein) and do not and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons to the extent expressly set forth herein).  Subject to the limitations set forth in Section 3 above, the Commitment Parties reserve the right to employ the services of their affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates or branches certain fees payable to the Commitment Parties in such manner as the Commitment Parties and their affiliates or branches may agree in their sole discretion and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of, the Commitment Parties hereunder; provided that (a) no Commitment Party shall be relieved of any of its obligations hereunder, including in the event that any affiliate or branch through which it performs its obligations fails to perform the same in accordance with the terms hereof, and (b) the applicable Commitment Party shall be responsible for any breach by any such affiliate or branch referred to in the foregoing clause (a) of the obligations hereunder.  This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the Commitment Parties and you.  This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement.  Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (i.e., a “pdf” or “tif” or similar format) shall be effective as delivery of a manually executed counterpart hereof.  This Commitment Letter (including the exhibits hereto), together with the Fee Letter, (i) are the only agreements that have been entered into among the parties hereto with respect to the Credit Facilities and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Credit Facilities and sets forth the entire understanding of the parties hereto with respect thereto.  THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; PROVIDED, HOWEVER, THAT (A) THE INTERPRETATION OF THE DEFINITION OF “MATERIAL ADVERSE EFFECT” (AS DEFINED IN THE ACQUISITION AGREEMENT) (AND WHETHER OR NOT A MATERIAL ADVERSE EFFECT (AS DEFINED IN THE ACQUISITION AGREEMENT) HAS OCCURRED), (B) THE DETERMINATION OF THE ACCURACY OF ANY SPECIFIED ACQUISITION AGREEMENT REPRESENTATION AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF YOU AND ANY OF YOUR AFFILIATES HAVE THE RIGHT (TAKING INTO ACCOUNT ANY APPLICABLE CURE PROVISIONS) TO TERMINATE YOUR AND ITS OBLIGATIONS THEREUNDER OR TO DECLINE TO CONSUMMATE THE ACQUISITION IN ACCORDANCE WITH THE TERMS THEREOF, AND (C) THE DETERMINATION OF WHETHER THE ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE ACQUISITION AGREEMENT SHALL IN EACH CASE, BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICT OF LAWS THEREOF.

Each of the parties hereto agrees that (i) this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including the good-faith negotiation of the Credit Facilities Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitments provided hereunder are subject solely to conditions as expressly provided herein, and (ii) the Fee Letter is a legally valid and binding agreement of the parties thereto with respect to the subject matter set forth therein.  Promptly following the execution of this Commitment Letter and the Fee Letter, the parties hereto shall proceed with the negotiation in good faith of the Credit Facilities Documentation for purposes of

15

executing and delivering the Credit Facilities Documentation substantially simultaneously with the consummation of the Acquisition.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York County (the Borough of Manhattan), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall only be heard and determined in such New York State court or, to the extent permitted by law, in such federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State or in any such federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in any other courts to whose jurisdiction such person is subject, by suit on the judgment or in any other manner provided by law; provided that with respect to any suit, action or proceeding arising out of or relating to the Acquisition Agreement or the transactions contemplated thereby and that does not involve claims against us or the Lenders or any Indemnified Person, this sentence shall not override any jurisdiction provision set forth in the Acquisition Agreement.  Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (as amended, the “PATRIOT Act”) and 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), each of us and each of the Lenders may be required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information may include their names, addresses, tax identification numbers and other information that will allow each of us and the Lenders to identify the Borrower and the Guarantors in accordance with the PATRIOT Act and the Beneficial Ownership Regulation.  This notice is given in accordance with the requirements of the PATRIOT Act and the Beneficial Ownership Regulation and is effective for each of us and the Lenders.

The indemnification, compensation (if applicable in accordance with the terms hereof and of the Fee Letter), reimbursement (if applicable in accordance with the terms hereof and of the Fee Letter), jurisdiction, governing law, venue, waiver of jury trial, service of process, syndication and confidentiality provisions contained herein and in the Fee Letter and the provisions of Section 8 of this Commitment Letter shall remain in full force and effect regardless of whether the Credit Facilities Documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or the Initial Lenders’ respective commitments hereunder; provided that your obligations under this Commitment Letter (other than your obligations with

16

respect to (a) assistance to be provided in connection with the syndication thereof (including supplementing and/or correcting Information and Projections) prior to the Syndication Date, (b) confidentiality of the Fee Letter and the contents thereof and (c) your understandings and agreements regarding no agency or fiduciary duty) shall automatically terminate and be superseded, to the extent covered thereby, by the provisions of the Credit Facilities Documentation upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.  You may terminate this Commitment Letter and/or the Initial Lenders’ respective commitments with respect to the Credit Facilities hereunder (in whole but not in part) at any time subject to the provisions of the penultimate preceding sentence.  In addition, in the event that a lesser amount of indebtedness is required to fund the Transactions for any reason, you may reduce the Initial Lenders’ respective commitments with respect to the Credit Facilities in a manner consistent with the allocation of purchase price reduction described under paragraph 1 of Exhibit C.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to the Commitment Parties (or their legal counsel), executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on January 14, 2019.  The Initial Lenders’ respective commitment and the obligations of the Commitment Parties hereunder will automatically expire at such time in the event that the Lead Arrangers (or their counsel) have not received such executed counterparts in accordance with the immediately preceding sentence.  If you do so execute and deliver to us this Commitment Letter and the Fee Letter at or prior to such time, we agree to hold our commitment to provide the Credit Facilities and our other undertakings in connection therewith available for you until the earliest of (i) the termination of the Acquisition Agreement in accordance with its terms, (ii) consummation of the Acquisition with or without the funding of the Credit Facilities and (iii) 11:59 p.m., New York City time, on May 14, 2019 (such earliest time, the “Expiration Date”).  Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitments of each of the Commitment Parties hereunder and the agreement of the Lead Arrangers to provide the services described herein shall automatically terminate unless the Commitment Parties shall, in their discretion, agree to an extension in writing.

[Remainder of this page intentionally left blank]

17

We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

SUNTRUST BANK

By
Name: William H. Tallman III
Title: Vice President

SUNTRUST ROBINSON HUMPHREY, INC.

By
Name: Todd M. Koetje
Title: Managing Director

[Zephyr—Signature Page to Commitment Letter]

KEYBANK NATIONAL ASSOCIATION

By
Name: Jeff Kalinowski
Title: Senior Vice President

KEYBANC CAPITAL MARKETS INC.

By
Name: Stacy Moritz
Title: Managing Director

[Zephyr—Signature Page to Commitment Letter]

Accepted and agreed to as of

the date first above written:

ZIX CORPORATION

By
Name: David J. Wagner
Title: President and Chief Executive Officer

[Zephyr—Signature Page to Commitment Letter]

EXHIBIT A

Project Zephyr

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the other Exhibits to the Commitment Letter to which this Exhibit A is attached or in the Commitment Letter.  In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

In connection with the Acquisition, it is intended that:

a)

On or prior to the Closing Date, True Wind Capital Management, LLC and its controlled affiliates (collectively, the “Sponsor”) will directly or indirectly make new cash equity contributions to the Borrower in the form of perpetual accruing convertible preferred equity (the “Preferred Equity”) pursuant to that certain Investment Agreement, dated as of January 14, 2019, among the Sponsor and the Borrower (the “Equity Contribution”) in an aggregate amount equal to at least $100 million in gross proceeds (the “Minimum Equity Amount”).

b)

The Borrower will obtain the Credit Facilities described in Exhibit B to the Commitment Letter, which will include (i) a senior secured term loan facility denominated in dollars (the “Term Facility”) in an aggregate principal amount of $175 million plus, at the Borrower’s election, an amount sufficient to fund any original issue discount (“OID”) or upfront fees required to be paid in connection with the exercise of the “market flex” provisions in the Fee Letter with respect to the Term Facility and (ii) a senior secured revolving credit facility in an aggregate principal amount equal to $25 million (the “Revolving Facility” and, together with the Term Facility, the “Credit Facilities”).

c)

Prior to, or substantially contemporaneously with, the funding of the Credit Facilities, all of the Borrower’s, the Target’s and their respective subsidiaries’ existing debt for borrowed money (other than any such debt that is permitted to survive pursuant to, in the case of the Borrower and its subsidiaries, the Credit Facility Documentation, and in the case of the Target and its subsidiaries, the Acquisition Agreement (as may be modified in accordance with paragraph 1 of Exhibit C)) will be repaid in full and all commitments to extend credit thereunder will be terminated and any security interests and guarantees in connection therewith shall be terminated and/or released (or arrangements for such repayment, termination and release reasonably satisfactory to the Commitment Parties shall have been made) (together, the “Refinancing”).

d)

Pursuant to that certain Securities Purchase Agreement, dated as of January 14, 2019, among the Borrower, AppRiver Marlin Blocker Corp. (“Blocker”), AR Topco, LLC (“Topco”), and the other parties thereto (together with all exhibits, schedules and disclosure letters thereto, collectively, as amended, modified, supplemented, consented to or waived in accordance with paragraph 1 of Exhibit C, the “Acquisition Agreement”), the Borrower will acquire all of the issued and outstanding equity interests of the Target (the “Acquisition”), indirectly through its acquisition of Blocker and Topco, in accordance with the terms of the Acquisition Agreement.

e)

The proceeds of the Equity Contribution and the Credit Facilities borrowed on the Closing Date will be applied (i) to pay a portion of the consideration in connection with the Acquisition and any other payments contemplated by the Acquisition Agreement, (ii) to effect the Refinancing and (iii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs” and, together with the amounts set forth in clause (i) above, collectively, the “Acquisition Costs”).

The transactions described above (including the payment of the Acquisition Costs) are collectively referred to herein as the “Transactions”.

A-1

EXHIBIT C

Project Zephyr

Conditions1

The initial borrowings under the Credit Facilities on the Closing Date shall, subject in all respect to the Certain Funds Provisions, be subject to the satisfaction or waiver (by the Commitment Parties) of the following conditions:

1.

The Acquisition shall have been consummated, or substantially simultaneously with the initial borrowing under the Term Facility shall be consummated, in all material respects in accordance with the terms of the Acquisition Agreement, without giving effect to any amendments, consents or waivers by you thereto that are materially adverse to the Lenders or the Commitment Parties (in their respective capacities as such), without the prior consent of the Commitment Parties (such consent not to be unreasonably withheld, delayed or conditioned and, provided that the Commitment Parties shall be deemed to have consented to such modification, amendment, supplement, consent, waiver or request unless they shall have objected thereto within five (5) business days after receipt by each Commitment Party of written notice of such modification, amendment, supplement, consent waiver or request) (it being understood and agreed that (a) any reduction in the purchase price of, or consideration for, the Acquisition shall not be considered materially adverse to the interests of the Lenders or the Commitment Parties so long as any such reduction is applied to reduce the Equity Contribution and the Term Facility on a ratable basis; (b) any increase in the purchase price of, or consideration for the Acquisition shall not be considered materially adverse to the Lenders or the Commitment Parties to the extent that any such increase is not funded with additional indebtedness (other than permitted Closing Date draws on the Revolving Facility) and (c) any amendment or modification to, waiver of or consent under the definition of “Material Adverse Effect” in the Acquisition Agreement shall be considered materially adverse to the interests of the Lenders and the Commitment Parties.

2.

The Equity Contribution shall have been made, or substantially simultaneously with the initial borrowing under the Term Facility, shall be made, in at least the amount and consistent with the description thereof set forth in Exhibit A to the Commitment Letter (as such amount may be modified pursuant to paragraph 1 above).

3.	On the Closing Date, substantially concurrently with the initial funding under the Credit Facilities, the Refinancing shall have been consummated.
4.

There shall not have occurred a Material Adverse Effect (as defined in the Acquisition Agreement as in effect on the date hereof) with respect to Topco and its Subsidiaries (as defined in the Acquisition Agreement as in effect on the date hereof).

5.

With respect to the Borrower, since December 31, 2017, there shall not have occurred any material adverse change in the business, condition (financial or otherwise), operations, liabilities (contingent or otherwise), or properties of the Borrower and its Subsidiaries (other than the Target), taken as a whole.

[1]

Capitalized terms used in this Exhibit C shall have the meanings set forth in the other Exhibits attached to the Commitment Letter to which this Exhibit C is attached (the “Commitment Letter”).  In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit C shall be determined by reference to the context in which it is used.

6.

Subject in all respects to the Certain Funds Provisions, all documents and instruments required to create and perfect the Administrative Agent’s security interest in the Collateral (as defined in Exhibit B) shall have been executed and delivered and, if applicable, be in proper form for filing.

7.

The Administrative Agent and the Lead Arrangers shall have received at least three (3) business days prior to the Closing Date all documentation and other information about the Borrower and the Guarantors as has been reasonably requested in writing at least ten (10) business days prior to the Closing Date by the Administrative Agent or the Lead Arrangers that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and the Beneficial Ownership Regulation (if applicable).

8.

Subject in all respects to the Certain Funds Provisions, the execution and/or delivery by the Borrower and Guarantors of (i) the Credit Facilities Documentation, which shall be consistent with the Commitment Letter, the Term Sheet (as modified to reflect any exercise of the “market flex” provisions in the Fee Letter) and the Documentation Principles, and (ii) customary legal opinions, customary evidence of authorization, customary officer’s certificates (with customary attachments), good standing certificates (to the extent applicable) in the jurisdiction of organization of the Borrower and each Guarantor and a solvency certificate of the Borrower’s chief financial officer or other officer with equivalent duties in substantially the form of Annex I hereto.

9.

The Commitment Parties shall have received (a) the Projections and (b) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Borrower as of and for the twelve-month period ending on September 30, 2018 and each twelve-month period ending on the last day of each subsequent fiscal quarter ended at least 45 days prior to the Closing Date (or 90 days if the end of such twelve-month period is the end of the Borrower’s fiscal year), prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income), which pro forma financial statements need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)).  It is acknowledged and agreed that the Commitment Parties have received the items required by clause (a) and with respect to the twelve-month period ended on September 30, 2018, clause (b) of this Paragraph 9 as of the date of this Commitment Letter.

10.

The Commitment Parties shall have received the (a) audited consolidated balance sheet of the Target or AR Intermediate, LLC, a Delaware limited liability company (“ARI”), as applicable, and related statements of income, retained earnings, and members’ equity and changes in financial position of the Target or ARI, as applicable, as of the end of and for the fiscal years ended December 31, 2015 and December 31, 2016 and for the period between October 5, 2017 through December 31, 2017 and (b) unaudited consolidated balance sheets and related consolidated statements of income, retained earnings, and members’ equity and changes in financial position of ARI as of the end of and for the ten months ended October 31, 2018, and (c) a quality of earnings report for the Target.  It is acknowledged and agreed that the Commitment Parties have received the items required by clauses (a), (b) and (c) of this Paragraph 10 as of the date of this Commitment Letter.

11.

All fees required to be paid on the Closing Date pursuant to the Fee Letter and reasonable, documented and invoiced out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter, to the extent invoiced at least three business days prior to the Closing Date, shall, upon the initial borrowing under the Term Facility, have been, or will be substantially simultaneously, paid (which amounts may be offset against the proceeds of the Credit Facilities).

12.

With respect to the Target and the Borrower and its subsidiaries, the Specified Representations shall be true and correct in all material respects (or, if already qualified by materiality, in all respects).  With respect to the Target, the Specified Acquisition Agreement Representations shall be true and correct in all material respects (or, if already qualified by materiality, in all respects).

13.

The Commitment Parties shall have been afforded a period (the “Marketing Period”) of at least 20 consecutive business days from and including the date of delivery of the financial statements referred to in preceding paragraphs 9 and 10 above (the “Required Bank Information”), to syndicate the Credit Facilities to prospective Lenders; provided, however, that January 21, 2019, and February 18, 2019, shall not constitute “business days” for purposes of calculating such 20 consecutive business day period (but, for the avoidance of doubt, shall not cause such 20 consecutive business day period to restart); provided, further, that if the Borrower reasonably believes that it has delivered the Required Bank Information, the Borrower may deliver to the Commitment Parties written notice to that effect (stating when the Borrower believes it has completed such delivery), in which case the Borrower will be deemed to have delivered the Required Bank Information, unless the Lead Arrangers in good faith reasonably believe that the Borrower has not done so and, within two business days after their receipt of such notice from the Borrower, the Lead Arrangers deliver a written notice to the Borrower to that effect (stating with reasonable specificity what portions of the Required Bank Information are missing or unsuitable).  For the avoidance of doubt, once the Marketing Period begins, the Marketing Period shall not be required to restart in the event additional financial information would otherwise be required to be delivered under the preceding paragraph 9.

ANNEX I to
EXHIBIT C

[THE BORROWER]

SOLVENCY CERTIFICATE

[____], 20[_]

Pursuant to Section [_] of the Credit Agreement, dated as of the date hereof (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among [_________], the undersigned [chief financial officer] [other officer with equivalent duties] of the Borrower hereby certifies as of the date hereof, solely on behalf of the Borrower and not in his/her individual capacity and without assuming any personal liability whatsoever, that:

1.

I am familiar with the finances, properties, businesses and assets of the Borrower and its Subsidiaries.  I have reviewed the Loan Documents and such other documentation and information and have made such investigation and inquiries as I have deemed necessary and prudent therefor.  I have also reviewed the consolidated financial statements of the Borrower and its Subsidiaries, including projected financial statements and forecasts relating to income statements and cash flow statements of the Borrower and its Subsidiaries.

2.

On the Closing Date, after giving effect to the Transactions, the Borrower and its Subsidiaries (on a consolidated basis) (a) have property with fair value greater than the total amount of their debts and liabilities, contingent (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability), subordinated or otherwise, (b) have assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (c) will be able generally to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (d) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which their property would constitute an unreasonably small capital.

All capitalized terms used but not defined in this certificate shall have the meanings set forth in the Credit Agreement.

[SIGNATURE PAGE TO FOLLOW]

Annex I to Exhibit C-1

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date first written above.

[_______________________]

By
Name: Jeff Kalinowski
Title: Senior Vice President

Exhibit B

Distribution Waterfall Schedule2

AppRiver Marlin Topco, L.P.	84.08%
AppRiver Holdings, LLC	12.95%
AppRiver Management Holding, LLC	2.97%

[2]

AppRiver Marlin Blocker Corp. currently holds 99.8% of AppRiver Marlin Partnership, L.P. and AppRiver Marlin Partnership, L.P. currently owns 35.78% of AppRiver Marlin Topco, L.P., consequently, as a result of the reorganization steps contemplated by Recitals in this Agreement, Blocker will own, as of the Closing, equity interests directly in AR Topco, LLC but in no event shall Blocker be entitled to more than 31.50% of the aggregate proceeds due to all equityholders of AR Topco, LLC in connection with the transactions contemplated by this Agreement.

Exhibit C

Sample Working Capital Statement

					Excluded Accounts Notes:
Currency: $ 000	Account #	Current assets and liabilities, October 31, 2018	Items excluded from Estimated Net Working Capital and Closing Net Working Capital. Items below represent definitional adjustments (not dollar adjustments) and are representative Oct18 balances.	Current assets and liabilities included in Estimated Net Working Capital and Closing Net Working Capital, October 31, 2018	Items excluded from Estimated Net Working Capital and Closing Net Working Capital. Items below represent definitional adjustments (not dollar adjustments) and are representative Oct18 balances.
Working capital (AppRiver excl. Total Defense)
Accounts Receivable	11000	2,763		2,763
Other receivables	11010	2,037	(1,460)	577	VDA penalties & interest ($180K) TopCo & MidCo taxes ($1,279K): Includes VDA income taxes and Georgia refund
Microsoft Co-Op AR	11011	-		-
Unbilled Revenue	11014	928		928
Allowance for Doubtful Accounts	11020	(100)		(100)
VAT Receivable	11030	851	(851)	-	VAT receivable ($851K): Includes VDA sales tax escrow receivable. For the avoidance of doubt, VAT receivable shall only include the VDA sales tax escrow receivable.
Accounts receviable		6,478	(2,311)	4,168
Prepaid Expenses	12000	758	(252)	506	Prepaid Marlin fees ($252K)
Prepaid Insurance	12010	128		128
Employee Advances	12020	2		2
Prepaid Rent	12040	73		73
Prepaid expenses		961	(252)	709
Other current assets		-	-	-
Total current assets		7,440	(2,563)	4,877
Trade Payables	20000	7,488		7,488
Credit Card Payable	20010	302		302
QB to GP Clearing Account	20099	-	-	-	VDA income tax liability ($0): Note that balance is $854K in Nov18. For the avoidance of doubt, QB to GP Clearing Account shall only include the VDA income tax liability.
Accounts payable		7,790	-	7,790
Accrued Pension Contribution	22000	136	(125)	11	Accrued profit sharing ($125K)
Payroll Liabilities	22010	24		24
401k Loan Repayment	22011	4		4
FSA Liabilities	22012	15		15
FUTA Tax	22030	0		0
SUTA Tax	22040	0		0
Child Support Withholding	22060	0		0
Sales Tax Payable	22070	91	(91)	-	Sales Tax Payable ($91K)
Unclaimed Property	22075	4		4
Other Liabilities	22080	575	(575)	-	Roaring Penguin earnout and holdback ($575K). For the avoidance of doubt, Other Liabilities shall only include the Roaring Penguin earn out and holdback
VAT Clearing	22071	43		43
Partner Account - AG	22017	2		2
Other current liabilities		895	(791)	104
Accrued Purchases	22015	804		804
Accrued Expenses	22016	324	(75)	249	Accrued Marlin expenses ($75K). For the avoidance of doubt, Accrued Expenses excludes Accrued Debt
Accrued Payroll	22020	1,306	(655)	651	Accrued bonus ($655K)
Accrued Paid Time Off (PTO)	22021	697		697
Accrued Commissions	22022	6		6
Accrued expenses		3,138	(730)	2,408
Deferred Revenue	24000	4,774		4,774
Deferred Revenue	24200	5,016		5,016
Deferred revenue		9,790	-	9,790
Total current liabilities		21,613	(1,521)	20,091
NWC, AppRiver (excl. Total Defense)		(14,173)	(1,042)	(15,215)

Working capital (Total Defense)
Accounts receivable		842		842
Deferred Royalty Costs		378		378
Inventory		59		59
Prepaid expense		71		71
Total current assets		1,350	-	1,350
Accounts payable		157		157
Credit cards		14		14
Deferred revenue		3,727		3,727
Other current liabilities		1,515	(1,014)	501	Accrued Sales Tax Payable ($14K) Earnout ($1,000K)
Total current liabilities		5,413	(1,014)	4,399
NWC, Total Defense		(4,063)	1,014	(3,050)

Total NWC		(18,236)	(28)	(18,264)

For the avoidance of doubt, the following items shall be excluded from the calculation of the Estimated Net Working Capital and Closing Net Working Capital as defined in the Securities Purchase Agreement:

1) VDA Penalties & Interest, 2) TopCo and MidCo Taxes, 3) VDA Income Taxes including the Georgia Refund, 4) VAT receivable including the VDA Sales Tax Escrow Receivable, 5) Prepaid Marlin Fees, 6) VDA Income Tax Liability, 7) Accrued Profit Sharing, 8) All Sales Tax Payable, 9) Roaring Penguin Holdback and Earnout, 10) Accrued Marlin Expenses, 11) Accrued Debt, 12) Accrued Bonus, and 13) Total Defense Earnout

Exhibit D

FIRPTA Certificate

NON-FOREIGN STATUS AFFIDAVIT

This Non-Foreign Status Affidavit (this “Affidavit”) is being delivered to Zix Corporation, a Texas corporation (“Buyer”), pursuant to Section 2.2(b)(v) of that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of January 14, 2019, by and among the Buyer, AR Topco, LLC, a Delaware limited liability company (the “Company”), AppRiver Marlin Blocker Corp., a Delaware corporation (the “Blocker”), AppRiver Holdings, LLC, a Florida limited liability company (the “Rollover Seller”), AppRiver Marlin Topco, L.P., a Delaware limited partnership (the “Marlin Seller”), Marlin Equity IV, L.P., a Delaware limited partnership, (the “Blocker Seller”), AppRiver Management Holding, LLC, a Delaware limited liability company, and Marlin Topco GP, LLC, solely in its capacity as the representative of the Sellers appointed pursuant to Section 5.19 of the Purchase Agreement (the “Sellers’ Representative”).

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”) provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person.  Further, Section 1446(f)(1) of the Code provides that a transferee of an interest in a partnership must withhold tax if the disposition of such interest would be treated as effectively connected with the conduct of a trade or business within the United States under Section 864(c)(8) of the Code.  Section 1446(f)(2) of the Code provides an exception to such requirement where the transferor of such interest furnishes to the transferee an affidavit stating the transferor’s U.S. taxpayer identification number and that the transferor is not a foreign person for U.S. tax purposes.  For U.S. tax purposes (including Sections 1445 and 1446 of the Code), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity.  To inform Buyer that withholding of tax is not required upon disposition of a U.S. real property interest by the entity listed on the signature page hereto (“Seller”), the undersigned hereby certifies the following on behalf of Seller:

1.	Seller is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and the Treasury Regulations promulgated in connection therewith);

2.	Seller is not a disregarded as an entity separate from its owner under Treasury Regulations Section 301.7701-3;

3.	Seller’s U.S. employer identification number is ______________; and

4.	Seller’s office address is:

Seller understands that this certification may be disclosed to the Internal Revenue Service by Buyer and that any false statement made herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, the undersigned declares that he or she has examined this certification and, to the best of the undersigned’s knowledge and belief, it is true, correct and complete, and the undersigned further declares that he or she has authority to sign this document on behalf of Seller.

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Seller:

Name of Seller

By:
Name:
Title:

Dated	, 2019

{ Signature Page to FIRPTA Certificate }